

INDUSTRIAL LOGISTICS
PROPERTIES TRUST

2023 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2023
or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
Commission file number 001-38342

INDUSTRIAL LOGISTICS PROPERTIES TRUST
(Exact Name of Registrant as Specified in Its Charter)

Maryland	**82-2809631**
(State of Organization)	(I.R.S. Employer Identification No.)

Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts	**02458-1634**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code: **617-219-1460**

Securities registered pursuant to Section 12(b) of the Act:

Title Of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Common Shares of Beneficial Interest	ILPT	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

The aggregate market value of the voting common shares of beneficial interest, $.01 par value, or common shares, of the registrant held by non-affiliates was approximately $213.3 million based on the $3.30 closing price per common share on The Nasdaq Stock Market LLC on June 30, 2023. For purposes of this calculation, an aggregate of 1,070,294 common shares held directly by, or by affiliates of, the trustees and the executive officers of the registrant have been included in the number of common shares held by affiliates.

Number of the registrant's common shares outstanding as of February 15, 2024: 65,842,339.

References in this Annual Report on Form 10-K to the Company, ILPT, we, us or our mean Industrial Logistics Properties Trust and its consolidated subsidiaries unless otherwise expressly stated or the context indicates otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K is incorporated by reference to our definitive Proxy Statement for the 2024 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission within 120 days after the fiscal year ended December 31, 2023.

<u>Warning Concerning Forward-Looking Statements</u>

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws that are subject to risks and uncertainties. These statements may include words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "will", "may" and negatives or derivatives of these or similar expressions. These forward-looking statements include, among others, statements about: economic and market conditions; our expectations regarding the demand for industrial properties; our future leasing activity; our leverage levels and possible future financings; our liquidity needs and sources; our capital expenditure plans and commitments; acquisitions and dispositions; our existing and possible future joint venture arrangements; our redevelopment and construction activities and plans; and the amount and timing of future distributions.

Forward-looking statements reflect our current expectations, are based on judgments and assumptions, are inherently uncertain and are subject to risks, uncertainties and other factors, which could cause our actual results, performance or achievements to differ materially from expected future results, performance or achievements expressed or implied in those forward-looking statements. Some of the risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, the following:

- Our ability to reduce our leverage, generate cash flow and take advantage of mark-to-market leasing opportunities,

- Whether our tenants will renew or extend their leases or whether we will obtain replacement tenants on terms as favorable to us as the terms of our existing leases,

- Our ability to successfully compete for tenancies, the likelihood that the rents we realize will increase when we renew or extend our leases, enter new leases, or our rents reset at our properties in Hawaii,

- Our ability to cost-effectively raise and balance our use of debt or equity capital,

- Our ability to purchase cost effective interest rate caps,

- Our ability to pay interest on and principal of our debt,

- Our ability to maintain sufficient liquidity,

- Non-performance by the counterparties to our interest rate caps and the costs for renewing or replacing the interest rate caps,

- Demand for industrial and logistics properties,

- Our ability and the ability of our tenants to operate under unfavorable market and commercial real estate industry conditions, due to high interest rates, prolonged high inflation, labor market challenges, supply chain disruptions, emerging technologies, volatility in the public equity and debt markets, pandemics, geopolitical instability and tensions, economic downturns or a possible recession or changes in real estate utilization,

- Our ability to maintain high occupancy at our properties,

- Our tenant and geographic concentrations,

- Our tenants' ability and willingness to pay their rent obligations to us,

- The credit qualities of our tenants,

- Changes in the security of cash flows from our properties,

- Potential defaults of our leases by our tenants,

- Whether the industrial and logistics sector and the extent to which our tenants' businesses are critical to sustaining a resilient supply chain and that our business will benefit as a result,

- Our ability to pay distributions to our shareholders and to increase or sustain the amount of such distributions,

- Our ability to sell properties at prices we target,

- Our ability to complete sales without delay, or at all, at existing agreement terms,

- Our ability to prudently pursue, and successfully and profitably complete, expansion and renovation projects at our properties and to realize our expected returns on those projects,

- Our expected capital expenditures and leasing costs, as well as risks and uncertainties regarding the development, redevelopment or repositioning of our properties, including as a result of prolonged high inflation, cost overruns, supply chain challenges, labor shortages, construction delays or inability to obtain necessary permits, our ability to lease space at these properties at targeted returns and volatility in the commercial real estate markets,

- Our ability to sell additional equity interests in, or contribute additional properties to, our existing joint ventures, to enter into additional real estate joint ventures and to attract co-venturers and benefit from our existing joint ventures or any real estate joint ventures we may enter into,

- Our ability to acquire properties that realize our targeted returns,

- The ability of our manager, The RMR Group LLC, or RMR, to successfully manage us,

- Changes in environmental laws or in their interpretations or enforcement as a result of climate change or otherwise, or our incurring environmental remediation costs or other liabilities,

- Competition within the commercial real estate industry, particularly for industrial and logistics properties in those markets in which our properties are located,

- Compliance with, and changes to, federal, state and local laws and regulations, accounting rules, tax laws and similar matters,

- Limitations imposed by and our ability to satisfy complex rules to maintain our qualification for taxation as a real estate investment trust, or REIT, for U.S. federal income tax purposes,

- Actual and potential conflicts of interest with our related parties, including our managing trustees, RMR and others affiliated with them,

- Acts of terrorism, outbreaks or continuation of pandemics or other public health safety events or conditions, war or other hostilities, supply chain disruptions, global climate change or other manmade or natural disasters beyond our control, and

- Other matters.

These risks, uncertainties and other factors are not exhaustive and should be read in conjunction with other cautionary statements that are included in our periodic filings. The information contained elsewhere in this Annual Report on Form 10-K or in our other filings with the Securities and Exchange Commission, or SEC, including under the caption "Risk Factors", or incorporated herein or therein, identifies other important factors that could cause differences from our forward-looking statements. Our filings with the SEC are available on the SEC's website at www.sec.gov.

You should not place undue reliance upon our forward-looking statements.

Except as required by law, we do not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Statement Concerning Limited Liability

The Amended and Restated Declaration of Trust establishing Industrial Logistics Properties Trust, dated January 11, 2018, as amended, as filed with the State Department of Assessments and Taxation of Maryland, provides that no trustee, officer, shareholder, employee or agent of Industrial Logistics Properties Trust shall be held to any personal liability, jointly or severally, for any obligation of, or claim against, Industrial Logistics Properties Trust. All persons dealing with Industrial Logistics Properties Trust in any way shall look only to the assets of Industrial Logistics Properties Trust for the payment of any sum or the performance of any obligation.

INDUSTRIAL LOGISTICS PROPERTIES TRUST
2023 FORM 10-K ANNUAL REPORT

Table of Contents

PART I

Item 1. Business

Our Company

We are a REIT organized under Maryland law in 2017. We own and lease industrial and logistics properties throughout the United States.

As of December 31, 2023, our portfolio was comprised of 411 properties containing approximately 59,951,000 rentable square feet located in 39 states, including 226 buildings, leasable land parcels and easements containing approximately 16,729,000 rentable square feet (all square footage amounts included within this Annual Report on Form 10-K are unaudited) that were primarily industrial lands located on the island of Oahu, Hawaii, or our Hawaii Properties, and 185 properties containing approximately 43,222,000 rentable square feet that were industrial and logistics properties located in 38 other states, or our Mainland Properties. As of December 31, 2023, we also owned a 22% equity interest in an unconsolidated joint venture, or the unconsolidated joint venture.

As of December 31, 2023, our Mainland Properties represented 72.1% of our annualized rental revenues and our Hawaii Properties represented 27.9% of our annualized rental revenues. We define the term annualized rental revenues used in this Annual Report on Form 10-K as the annualized contractual base rents from our tenants pursuant to their leases as of the measurement date, including straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excluding lease value amortization.

Our principal executive offices are located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458-1634, and our telephone number is (617) 219-1460.

Acquisition of Monmouth Real Estate Investment Corporation

On February 25, 2022, we completed the acquisition of Monmouth Real Estate Investment Corporation, or MNR, pursuant to the merger of MNR with and into one of our wholly owned subsidiaries, or the Merger. MNR's portfolio included 124 class A, single tenant, net leased, e-commerce focused industrial properties containing approximately 25,745,000 rentable square feet and two then committed, but not yet then completed, property acquisitions. In connection with the Merger, we entered into a joint venture arrangement, or our consolidated joint venture, with an institutional investor for 95 of the acquired MNR properties, including the two committed MNR property acquisitions, one of which was subsequently completed. Our consolidated joint venture subsequently terminated the agreement for the other committed MNR property acquisition.

Our Business and Growth Strategies

We own and lease industrial and logistics properties located throughout the United States. We believe our current properties provide a stable base of increasing income. We seek to extend or enter new leases as leases approach expiration and selectively develop industrial and logistics properties in the United States.

Our internal growth strategy is to increase rents and corresponding cash flows we receive from our current properties. Certain of the leases for our Hawaii Properties provide for rents to be reset to fair market value periodically during the lease terms. Since our predecessors began acquiring our Hawaii Properties in December 2003, our Hawaii Properties have remained over 96% leased, and periodic rent resets, together with lease extensions and new leasing activity following lease expirations at our Hawaii Properties, have resulted in significant rent increases. Due to the limited availability of land suitable for industrial uses that might compete with our Hawaii Properties, we believe that our Hawaii Properties offer the potential for future rent growth as a result of periodic rent resets, lease extensions and new leasing. In addition to the internal rent growth which may result from our rent resets and lease activity at our Hawaii Properties, a majority of the leases at our Mainland Properties and certain leases at our Hawaii Properties include periodic set dollar amount or percentage increases that raise the cash rent payable to us.

Since the time, in some cases 40 to 50 years ago, certain of our Hawaii Properties' leases were originally entered into, the characteristics of the neighborhoods in the vicinity of some of those properties have changed. In such circumstances, we have engaged in redevelopment activities to change the character of certain properties in order to increase rents. As our Hawaii Properties are currently experiencing strong demand for their current uses, we do not currently expect redevelopment efforts in Hawaii to become a major activity in the near term; however, we may undertake such activities on a selective basis. Also, we and our predecessors have sometimes built expansions for tenants at our Mainland Properties in return for lease extensions and rent increases, and we may continue such activities on a selective basis.

Our external growth strategy is defined by our investment, disposition and financing policies as described below. Our investment, financing and disposition policies and business strategies are established by our Board of Trustees and may be changed by our Board of Trustees at any time without shareholder approval.

Our Leases

The following is an overview of the general lease terms for our properties. The terms of a particular lease may vary from those described below.

Mainland Properties' Leases. In general, our Mainland Properties are subject to leases pursuant to which the tenants pay fixed annual rents on a monthly, quarterly or semi-annual basis, and also pay or reimburse us for all, or substantially all, property level operating and maintenance expenses, such as real estate taxes, insurance, utilities and repairs, including increases with respect thereto. Many of our Mainland Properties' leases require us to maintain the roof, exterior walls, foundation and other structural elements of the buildings at our expense; however, as we believe our Mainland Properties are well maintained, we do not believe these expenses will be material to us during the remaining lease terms.

Our Mainland Properties are currently 98.9% leased. We expect to have opportunities to raise rents or re-lease these properties at higher rental rates as lease expirations at these properties approach. Also, some of the tenant renewal options at our Mainland Properties provide for rents to be reset to fair market values, and we may be able to raise rents if and when these options are exercised. We regularly confer with tenants at our Mainland Properties to determine if they are interested in expanding or otherwise improving their leased properties in return for increased rents and extended terms.

Hawaii Properties' Leases. In general, our Hawaii Properties are subject to leases pursuant to which the tenants pay fixed annual rents on a monthly, quarterly or semi-annual basis, and also pay or reimburse us for all, or substantially all, property level operating and maintenance expenses, such as real estate taxes, insurance, utilities and repairs, including increases with respect thereto. Certain of our Hawaii Properties are leased for fixed annual rents that periodically reset based on fair market values and others are subject to leases with fixed increases. In some cases, the resets are based on fair market value rent and in other cases a percentage of the fair market value of the leased land. Fair market value rent reset rates are generally determined through negotiations between us and individual tenants; however, when no agreement is achieved, our Hawaii Properties' leases require an appraisal process. In the appraisal process for land leases that are periodically reset based on fair market value rents, the appraisers are required to determine the fair and reasonable rent, exclusive of improvements. In the appraisal process for land leases that are periodically reset based on a percentage of the fair market value of the land, the appraisers are required to determine the fair market value of the land, usually exclusive of improvements, with such fair market value being based on the highest and best use of such land and as though unencumbered by the lease, and then the appraisers apply a rent return rate to the land value which may be set in the lease or determined by the appraisers based on market conditions. Historically, this process has resulted in significant reset amounts.

Tenants representing 1% or more of our total annualized rental revenues as of December 31, 2023 were as follows:

Tenant	States	No. of Properties	Leased Sq. Ft.[1]	% of Total Leased Sq. Ft.[1]	% of Total Annualized Rental Revenues
FedEx Corporation / FedEx Ground Package System, Inc.	Various (34 States)	80	12,851	21.7%	29.7%
Amazon.com Services, Inc. / Amazon.com Services LLC	AL, IN, OK, SC, TN, VA	8	4,539	7.7%	6.7%
Home Depot U.S.A., Inc.	GA, HI	2	956	1.6%	2.1%
UPS Supply Chain Solutions, Inc.	NH, NY	3	794	1.3%	1.6%
American Tire Distributors, Inc.	CO, LA, NE, NY, OH	5	722	1.2%	1.5%
Restoration Hardware, Inc.	MD	1	1,195	2.0%	1.5%
Servco Pacific, Inc.	HI	7	629	1.1%	1.4%
Par Pacific Holdings Inc.	HI	3	3,148	5.3%	1.2%
TD SYNNEX Corporation	OH	2	939	1.6%	1.1%
Berkshire Hathaway Inc.	GA	1	832	1.4%	1.0%
		112	26,605	44.9%	47.8%

(1) Leased square feet is pursuant to existing leases as of December 31, 2023, and includes space being fitted out for occupancy, if any, and space which is leased but is not occupied.

Our Investment Policies

Our target investments include all industrial and logistics buildings in top tier markets. Outside of top tier markets, our focus is on newer buildings, high credit quality tenants and longer lease terms. We target estimated capitalization rates of 6.0% to 7.5% for new investments. If and as market conditions change, or in certain other instances, our target investments and target estimated capitalization rates may change.

In evaluating potential property acquisitions, we consider various factors, including, but not limited to, the following:

- the location of the property;

- the historical and projected rents received and to be received from the property;

- our cost of capital compared to projected returns we may realize by owning the property;

- the experience and credit quality of the property's tenants;

- the industries in which the tenants operate;

- the remaining term of the leases at the property and other lease terms;

- the type of property (e.g., bulk distribution, last-mile distribution, etc.);

- the occupancy and demand for similar properties in the same or nearby locations;

- the construction quality, physical condition and design of the property, including various environmental sustainability factors;

- the expected capital expenditures that may be needed at the property;

- the price at which the property may be acquired as compared to the estimated replacement cost of the property;

- the price at which the property may be acquired as compared to the prices of comparable properties as evidenced by recent market sales;

- the strategic fit of the property with the rest of our portfolio;

- the existence of alternative sources, uses or needs for our capital;

- the tenants' historic and expected adoption of environmental sustainability in connection with their operations; and

- the tax and regulatory circumstances of the market area in which the property is located.

Also, we may invest in or enter into real estate joint ventures. We currently own a 61% equity interest in our consolidated joint venture, a 22% equity interest in the unconsolidated joint venture and a 67% tenancy in common interest in one of our Mainland Properties. In the future, we may invest in or enter into additional real estate joint ventures, or acquire additional properties with the intention of contributing such properties to our existing joint ventures, if we conclude that by doing so we may benefit from the participation of co-venturers or that our opportunity to participate in the investment is contingent on the use of a joint venture structure or to take advantage of property valuation differences among private and public sources of equity capital.

We have no limitations on the amount or percentage of our total assets that may be invested in any one property and no limits on the concentration of investments in any one location. However, we believe it is prudent to seek portfolio diversification, not concentration.

Our Board of Trustees may change our investment policies at any time without a vote of, or advance notice to, our shareholders. We may in the future adopt policies with respect to investments in real estate mortgages or securities of other entities engaged in real estate activities. We may in the future consider the possibility of entering into mergers, strategic combinations or additional joint ventures with other companies.

Our Disposition Policies

We generally consider ourselves to be a long-term owner of our properties. We expect our decision to sell properties, equity interests in our joint ventures or a stake in some of our properties will be based upon the following considerations, among others, which may be relevant to a particular property at a particular time:

- the terms of any debt that may secure the property;

- whether the property is leased and, if so, the remaining lease term and likelihood of lease renewal;

- our ability to identify new tenants if the property has or is likely to develop vacancies;

- our evaluation of future rents which may be achieved from the property;

- the potential costs associated with finding replacement tenants, including tenant improvements, leasing commissions and concessions, the cost to operate the property while vacant and required building improvement capital, if any, all as compared to our projected returns from future rents;

- the estimated proceeds we may receive by selling the property;

- the strategic fit of the property with the rest of our portfolio;

- our intended use of the proceeds we may realize from the sale of a property;

- the tax implications to us and our shareholders;

- the existence of alternative sources, uses or needs for capital; and

- the benefits we believe we will achieve from selling equity interests in our joint ventures or contributing additional properties to our existing joint ventures or any new joint venture.

Our Board of Trustees may change our disposition policies at any time without a vote of, or notice to, our shareholders.

Our Financing Policies

To qualify for taxation as a REIT under the Internal Revenue Code of 1986, as amended, or the IRC, we generally are required to distribute annually at least 90% of our REIT taxable income, subject to specified adjustments and excluding any net capital gain. We expect to repay our debts, invest in our properties or fund acquisitions, developments or redevelopments by utilizing future financing arrangements, selling properties and/or joint venture interests and issuing equity or debt securities or using retained cash from operations that may exceed distributions paid. We also expect that our operating and investing activities will be funded by rents from tenants at our properties in excess of planned distributions to our shareholders and by using cash on hand and proceeds from any future financing arrangements we may obtain. We will decide when and whether to issue equity, incur new debt or refinance existing debt depending primarily upon our success in operating our business and upon market conditions. Because our ability to raise capital will depend, in large part, upon market conditions, we cannot be sure that we will be able to raise sufficient capital to repay our debts or to fund our growth strategies. For more information regarding our financing sources and activities, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Investing and Financing Liquidity and Resources" included in Part II, Item 7 of this Annual Report on Form 10-K and Note 3 to our consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

We do not have policies limiting the amount of debt we may incur or the number or amount of mortgages that may be placed on our properties. Our Board of Trustees may change our financing policies at any time without a vote of, or notice to, our shareholders.

Environmental Matters

Ownership of real estate is subject to risks associated with environmental matters. When we acquire properties we perform environmental site assessments and where there are concerns we do additional monitoring and periodic assessments. Some of our properties are used or have been used for industrial purposes such that there may be forms of contamination present. We require our tenants to maintain compliance with environmental laws and we also monitor any known conditions and in some cases have set up reserves for potential environmental liabilities. Although we do not believe that there are environmental conditions at any of our properties that will materially and adversely affect us, we cannot be sure that such conditions or costs we may be required to incur in the future to address environmental contamination will not materially and adversely affect us.

Competition

Owning and operating real estate is a highly competitive business. We compete against publicly traded and private REITs, numerous financial institutions, individuals and public and private companies. Some of our competitors may have greater financial and other resources than us. We believe the experience and abilities of our management and our manager, the quality of our properties, the diversity and credit qualities of our tenants and the structure of our leases may afford us some competitive advantages and allow us to operate our business successfully despite the competitive nature of our business. For more information, see "Risk Factors—Risks Related to Our Business—We face significant competition" included in Part I, Item 1A of this Annual Report on Form 10-K.

Our Manager

The RMR Group Inc., or RMR Inc., is a holding company and substantially all of its business is conducted by its majority owned subsidiary, RMR. Adam D. Portnoy, the Chair of our Board of Trustees and one of our Managing Trustees, is the sole trustee, an officer and the controlling shareholder of ABP Trust, which is the controlling shareholder of RMR Inc., chair of the board of directors, a managing director and the president and chief executive officer of RMR Inc. and an officer and employee of RMR. Matthew P. Jordan, our other Managing Trustee, also serves as an executive vice president, chief financial officer and treasurer of RMR Inc. and an officer and employee of RMR. Our day to day operations are conducted by RMR. RMR originates and presents investment and divestment opportunities to our Board of Trustees and provides management and administrative services to us. RMR has a principal place of business at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458-1634, and its telephone number is (617) 796-8390.

RMR is an alternative asset management company that is focused on commercial real estate and related businesses. RMR or its subsidiaries also act as a manager to other publicly traded real estate companies, privately held real estate funds and real estate related operating businesses. In addition, RMR provides management services to our joint ventures. As of February 16, 2024, the executive officers of RMR are: Adam D. Portnoy, president and chief executive officer; Christopher J. Bilotto, executive vice president; Jennifer B. Clark, executive vice president, general counsel and secretary; Matthew P. Jordan, executive vice president, chief financial officer and treasurer; and John G. Murray, executive vice president. Our President and Chief Operating Officer, Yael Duffy, is a senior vice president of RMR and our Chief Financial Officer and Treasurer, Tiffany R. Sy, is a vice president of RMR. Other officers of RMR also serve as officers of other companies to which RMR or its subsidiaries provide management services.

Employees

We have no employees. Services which would otherwise be provided to us by employees are provided by RMR and by our Managing Trustees and officers. As of December 31, 2023, RMR had over 1,100 full time employees located at its headquarters and regional offices throughout the United States.

Corporate Sustainability

Our manager, RMR, periodically publishes its Sustainability Report, which summarizes the environmental, social and governance, or ESG, initiatives employed by RMR and its client companies, including us. RMR's Sustainability Report may be accessed on the RMR Inc. website at www.rmrgroup.com/corporate-sustainability/default.aspx. The information on or accessible through RMR Inc.'s website is not incorporated by reference into this Annual Report on Form 10-K.

We believe corporate sustainability is a strategic part of our focus on operational practices, enhancing our competitive position, development and redevelopment efforts and economic performance. Our sustainability practices, which align with those of our manager, RMR—minimizing our impact on the environment, embracing the communities where we operate and attracting top professionals—are critical elements supporting our long-term success.

We recognize our responsibility to minimize the impact of our business on the environment and seek to preserve natural resources and maximize efficiencies in order to reduce the impact our properties have on the planet. Our environmental sustainability strategies and best practices help to mitigate our properties' environmental footprint, optimize operational efficiency and enhance our competitiveness in the marketplace. Our sustainability and community engagement strategies focus on a complementary set of objectives, including the following:

- *Responsible Investment.* We seek to invest capital in our properties that both improves environmental performance and enhances asset value. During the property acquisition due diligence and annual budgeting processes, RMR assesses, among other things, environmental sustainability opportunities and physical and policy driven climate related risks.

- *Environmental Stewardship.* We seek to improve the environmental footprint of our properties, including by reducing carbon emissions, energy consumption and water usage, especially when doing so may reduce operating costs and exposure to policies that call for a carbon tax or other emissions-based penalties and enhance the properties' competitive position. Our existing business practices are intended to align with the Task Force on Climate-Related Financial Disclosures framework across both the physical and transition risks and opportunities. With respect to our development and redevelopment activities, RMR considers how to best incorporate sustainability goals as part of the overall goal of any development or redevelopment project at our properties. In 2022, RMR announced its commitment to a goal of net zero emissions by 2050 with a 50% reduction commitment by 2030 from a 2019 baseline as it relates to Scope 1 and 2 emissions for all properties for which it directly manages energy.

Furthermore, properties that reach specified levels of sustainability and energy efficiency may receive potential environmental designations and certifications, such as Leadership in Energy and Environmental Design, or LEED®, designations and/or "ENERGY STAR" certifications. LEED designations are administered by the U.S. Green Building Council. The ENERGY STAR program is a joint program of the U.S. Environmental Protection Agency and the U.S. Department of Energy which is focused on promoting energy efficient products and properties. The U.S. Government's "green lease" policies permit government tenants to require LEED® designation in selecting new premises or renewing leases at existing premises and the General Services Administration gives preference to properties for lease that have received an ENERGY STAR certification. Our property manager, RMR, is a member of the ENERGY STAR program. As of December 31, 2023, our LEED designations and ENERGY STAR certifications were as follows:

- *LEED*: Four of our properties containing approximately 1.3 million rentable square feet (2.0% and 3.0% of our eligible properties and eligible rentable square feet, respectively).

- *Building Owners and Managers Association (BOMA) 360:* 28 of our properties containing approximately 5.4 million rentable square feet (14.1% and 12.4% of our eligible properties and eligible rentable square feet, respectively).

- *ENERGY STAR:* Three of our properties containing approximately 284,000 rentable square feet (1.5% and 0.7% of our eligible properties and eligible rentable square feet, respectively).

- *Investments in Human Capital.* We have no employees. We rely on our manager, RMR, to hire, train, and develop a workforce that meets the needs of our business, contributes positively to our society and helps reduce our impact on the natural environment.

- *Corporate Citizenship.* We seek to be a responsible corporate citizen and to strengthen the communities in which we own properties. Our manager, RMR, regularly encourages its employees to engage in a variety of charitable and community programs, including participation in a company-wide service day and a charitable giving matching program.

- *Diversity and Inclusion.* We value a diversity of backgrounds, experience and perspectives. As of December 31, 2023, our Board of Trustees was comprised of seven Trustees, of which five were independent trustees, two, or approximately 28.6%, were female and one, or approximately 14.3%, was a member of under-represented communities. RMR is an equal opportunity employer, with all qualified applicants receiving consideration for employment without regard to race, color, religion, sex, sexual orientation, gender identity, national origin, disability or protected veteran status.

For more information, see "Risk Factors—Risks Related to Our Business—Ownership of real estate is subject to environmental risks and liabilities", "Risk Factors—Risks Related to Our Business—We are subject to risks from adverse weather, natural disasters and adverse impacts from global climate change, and we incur significant costs and invest significant amounts with respect to these matters" included in Part I, Item 1A of this Annual Report on Form 10-K and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Impact of Climate Change" included in Part II, Item 7 of this Annual Report on Form 10-K.

Insurance

The leases for our properties generally provide that our tenants are responsible for the costs of insurance for the properties we lease to them and the operations conducted on them, including for casualty, liability, fire, extended coverage and rental or business interruption losses. Under the leases for our Hawaii Properties, our tenants generally are responsible for maintaining insurance and, under the leases for our Mainland Properties, our tenants generally are either required to reimburse us for the costs of maintaining the insurance coverage or to purchase such insurance directly and list us as an insured party.

Other Matters

Legislative and regulatory developments may occur at the federal, state and local levels that have direct or indirect impacts on the ownership, leasing and operation of our properties. We may need to make expenditures due to changes in federal, state or local laws and regulations, or the application of these laws and regulations to our properties, including the Americans with Disabilities Act, fire and safety regulations, building codes, land use regulations or environmental regulations for containment, abatement or removal of hazardous substances. Under some of our leases, some of these costs are required to be paid or reimbursed to us by our tenants.

Internet Website

Our internet website address is www.ilptreit.com. Copies of our governance guidelines, our code of business conduct and ethics, or our Code of Conduct, and the charters of our audit, compensation and nominating and governance committees are posted on our website and also may be obtained free of charge by writing to our Secretary, Industrial Logistics Properties Trust, Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts, 02458-1634. We also have a policy outlining procedures for handling concerns or complaints about accounting, internal accounting controls or auditing matters and a governance hotline accessible on our website that shareholders can use to report concerns or complaints about accounting, internal accounting controls or auditing matters or violations or possible violations of our Code of Conduct. We make available, free of charge, through the "Investors" section of our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as soon as reasonably practicable after these forms are filed with or furnished to the SEC. Any material we file with or furnish to the SEC is also maintained on the SEC website, www.sec.gov. Securityholders may send communications to our Board of Trustees or individual Trustees by writing to the party for whom the communication is intended at c/o Secretary, Industrial Logistics Properties Trust, Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458-1634 or by email at secretary@ilptreit.com. Our website address is included several times in this Annual Report on Form 10-K as a textual reference only. The information on or accessible through our website is not incorporated by reference into this Annual Report on Form 10-K or other documents we file with, or furnish to, the SEC. We intend to use our website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Those disclosures will be included on our website in the "Investors" section. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts.

Segment Information

As of December 31, 2023, we had one operating segment: ownership and leasing of properties that include industrial and logistics buildings and leased industrial lands. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Part II, Item 7 of this Annual Report on Form 10-K and our consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary of material United States federal income tax considerations is based on existing law and is limited to investors who own our shares as investment assets rather than as inventory or as property used in a trade or business. The summary does not discuss all of the particular tax considerations that might be relevant to you if you are subject to special rules under federal income tax law, for example if you are:

- a bank, insurance company or other financial institution;

- a regulated investment company or REIT;

- a subchapter S corporation;

- a broker, dealer or trader in securities or foreign currencies;

- a person who marks-to-market our shares for U.S. federal income tax purposes;

- a U.S. shareholder (as defined below) that has a functional currency other than the U.S. dollar;

- a person who acquires or owns our shares in connection with employment or other performance of services;

- a person subject to alternative minimum tax;

- a person who acquires or owns our shares as part of a straddle, hedging transaction, constructive sale transaction, constructive ownership transaction or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction;

- a person who owns 10% or more (by vote or value, directly or constructively under the IRC) of any class of our shares;

- a U.S. expatriate;

- a non-U.S. shareholder (as defined below) whose investment in our shares is effectively connected with the conduct of a trade or business in the United States;

- a nonresident alien individual present in the United States for 183 days or more during an applicable taxable year;

- a "qualified shareholder" (as defined in Section 897(k)(3)(A) of the IRC);

- a "qualified foreign pension fund" (as defined in Section 897(l)(2) of the IRC) or any entity wholly owned by one or more qualified foreign pension funds;

- a non-U.S. shareholder that is a passive foreign investment company or controlled foreign corporation;

- a person subject to special tax accounting rules as a result of their use of applicable financial statements (within the meaning of Section 451(b)(3) of the IRC); or

- except as specifically described in the following summary, a trust, estate, tax-exempt entity or foreign person.

The sections of the IRC that govern the federal income tax qualification and treatment of a REIT and its shareholders are complex. This presentation is a summary of applicable IRC provisions, related rules and regulations, and administrative and judicial interpretations, all of which are subject to change, possibly with retroactive effect. Future legislative, judicial or administrative actions or decisions could also affect the accuracy of statements made in this summary. We have not received a ruling from the U.S. Internal Revenue Service, or the IRS, with respect to any matter described in this summary, and we cannot be sure that the IRS or a court will agree with all of the statements made in this summary. The IRS could, for example, take a different position from that described in this summary with respect to our acquisitions, operations, valuations, restructurings or other matters, which, if a court agreed, could result in significant tax liabilities for applicable parties. In addition, this summary is not exhaustive of all possible tax considerations and does not discuss any estate, gift, state, local or foreign tax considerations. For all these reasons, we urge you and any holder of or prospective acquirer of our shares to consult with a tax advisor about the federal income tax and other tax consequences of the acquisition, ownership and disposition of our shares. Our intentions and beliefs described in this summary are based upon our understanding of applicable laws and regulations that are in effect as of February 16, 2024. If new laws or regulations are enacted which impact us directly or indirectly, we may change our intentions or beliefs.

Your federal income tax consequences generally will differ depending on whether or not you are a "U.S. shareholder." For purposes of this summary, a "U.S. shareholder" is a beneficial owner of our shares that is:

- an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under the federal income tax laws;

- an entity treated as a corporation for federal income tax purposes that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

- an estate the income of which is subject to federal income taxation regardless of its source; or

- a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or, to the extent provided in Treasury regulations, a trust in existence on August 20, 1996 that has elected to be treated as a domestic trust;

whose status as a U.S. shareholder is not overridden by an applicable tax treaty. Conversely, a "non-U.S. shareholder" is a beneficial owner of our shares that is not an entity (or other arrangement) treated as a partnership for federal income tax purposes and is not a U.S. shareholder.

If any entity (or other arrangement) treated as a partnership for federal income tax purposes holds our shares, the tax treatment of a partner in the partnership generally will depend upon the tax status of the partner and the activities of the partnership. Any entity (or other arrangement) treated as a partnership for federal income tax purposes that is a holder of our shares and the partners in such a partnership (as determined for federal income tax purposes) are urged to consult their own tax advisors about the federal income tax consequences and other tax consequences of the acquisition, ownership and disposition of our shares.

Taxation as a REIT

We have elected to be taxed as a REIT under Sections 856 through 860 of the IRC, commencing with our 2018 taxable year. Our REIT election, assuming continuing compliance with the then applicable qualification tests, has continued and will continue in effect for subsequent taxable years. Although we cannot be sure, we believe that from and after our 2018 taxable year we have been organized and have operated, and will continue to be organized and to operate, in a manner that qualified us and will continue to qualify us to be taxed as a REIT under the IRC.

As a REIT, we generally are not subject to federal income tax on our net income distributed as dividends to our shareholders. Distributions to our shareholders generally are included in our shareholders' income as dividends to the extent of our available current or accumulated earnings and profits. Our dividends are not generally entitled to the preferential tax rates on qualified dividend income, but a portion of our dividends may be treated as capital gain dividends or as qualified dividend income, all as explained below. In addition, for taxable years beginning before 2026 and pursuant to the deduction-without-outlay mechanism of Section 199A of the IRC, our noncorporate U.S. shareholders that meet specified holding period requirements are generally eligible for lower effective tax rates on our dividends that are not treated as capital gain dividends or as qualified dividend income. No portion of any of our dividends is eligible for the dividends received deduction for corporate shareholders. Distributions in excess of our current or accumulated earnings and profits generally are treated for federal income tax purposes as returns of capital to the extent of a recipient shareholder's basis in our shares, and will reduce this basis. Our current or accumulated earnings and profits are generally allocated first to distributions made on our preferred shares, of which there are none outstanding at this time, and thereafter to distributions made on our common shares. For all these purposes, our distributions include cash distributions, any in kind distributions of property that we might make, and deemed or constructive distributions resulting from capital market activities (such as some redemptions), as described below.

Our counsel, Sullivan & Worcester LLP, is of the opinion that we have been organized and have qualified for taxation as a REIT under the IRC for our 2018 through 2023 taxable years, and that our current and anticipated investments and plan of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the IRC. Our counsel's opinions are conditioned upon the assumption that our leases, our declaration of trust and all other legal documents to which we have been or are a party have been and will be complied with by all parties to those documents, upon the accuracy and completeness of the factual matters described in this Annual Report on Form 10-K and upon representations made by us to our counsel as to certain factual matters relating to our organization and operations and our expected manner of operation. If this assumption or a description or representation is inaccurate or incomplete, our counsel's opinions may be adversely affected and may not be relied upon. The opinions of our counsel are based upon the law as it exists today, but the law may change in the future, possibly with retroactive effect. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, neither Sullivan & Worcester LLP nor we can be sure that we will qualify as or be taxed as a REIT for any particular year. Any opinion of Sullivan & Worcester LLP as to our qualification or taxation as a REIT will be expressed as of the date issued. Our counsel will have no obligation to advise us or our shareholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. Also, the opinions of our counsel are not binding on either the IRS or a court, and either could take a position different from that expressed by our counsel.

Our continued qualification and taxation as a REIT will depend upon our compliance with various qualification tests imposed under the IRC and summarized below. While we believe that we have satisfied and will satisfy these tests, our counsel does not review compliance with these tests on a continuing basis. If we fail to qualify for taxation as a REIT in any year, then we will be subject to federal income taxation as if we were a corporation taxed under subchapter C of the IRC, or a C corporation, and our shareholders will be taxed like shareholders of a regular C corporation, meaning that federal income tax generally will be applied at both the corporate and shareholder levels. In this event, we could be subject to significant tax liabilities, and the amount of cash available for distribution to our shareholders could be reduced or eliminated.

If we continue to qualify for taxation as a REIT and meet the tests described below, then we generally will not pay federal income tax on amounts that we distribute to our shareholders. However, even if we continue to qualify for taxation as a REIT, we may still be subject to federal tax in the following circumstances, as described below:

- We will be taxed at regular corporate income tax rates on any undistributed "real estate investment trust taxable income", determined by including our undistributed ordinary income and net capital gains, if any. We may elect to retain and pay income tax on our net capital gains. In addition, if we so elect by making a timely designation to our shareholders, a shareholder would be taxed on its proportionate share of our undistributed capital gain and would generally be expected to receive a credit or refund for its proportionate share of the tax we paid.

- If we have net income from the disposition of "foreclosure property", as described in Section 856(e) of the IRC, that is held primarily for sale to customers in the ordinary course of a trade or business or other nonqualifying income from foreclosure property, we will be subject to tax on this income at the highest regular corporate income tax rate.

- If we have net income from "prohibited transactions"—that is, dispositions at a gain of inventory or property held primarily for sale to customers in the ordinary course of a trade or business other than dispositions of foreclosure property and other than dispositions excepted by statutory safe harbors—we will be subject to tax on this income at a 100% rate.

- If we fail to satisfy the 75% gross income test or the 95% gross income test discussed below, due to reasonable cause and not due to willful neglect, but nonetheless maintain our qualification for taxation as a REIT because of specified cure provisions, we will be subject to tax at a 100% rate on the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, with adjustments, multiplied by a fraction intended to reflect our profitability for the taxable year.

- If we fail to satisfy any of the REIT asset tests described below (other than a de minimis failure of the 5% or 10% asset tests) due to reasonable cause and not due to willful neglect, but nonetheless maintain our qualification for taxation as a REIT because of specified cure provisions, we will be subject to a tax equal to the greater of $50,000 or the highest regular corporate income tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail the test.

- If we fail to satisfy any provision of the IRC that would result in our failure to qualify for taxation as a REIT (other than violations of the REIT gross income tests or violations of the REIT asset tests described below) due to reasonable cause and not due to willful neglect, we may retain our qualification for taxation as a REIT but will be subject to a penalty of $50,000 for each failure.

- If we fail to distribute for any calendar year at least the sum of 85% of our REIT ordinary income for that year, 95% of our REIT capital gain net income for that year and any undistributed taxable income from prior periods, we will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amounts actually distributed.

- If we acquire a REIT asset where our adjusted tax basis in the asset is determined by reference to the adjusted tax basis of the asset in the hands of a C corporation, under specified circumstances we may be subject to federal income taxation on all or part of the built-in gain (calculated as of the date the property ceased being owned by the C corporation) on such asset. We generally do not expect to sell assets if doing so would result in the imposition of a material built-in gains tax liability; but if and when we do sell assets that may have associated built-in gains tax exposure, then we expect to make appropriate provision for the associated tax liabilities on our financial statements.

- If we acquire a corporation in a transaction where we succeed to its tax attributes, to preserve our qualification for taxation as a REIT we must generally distribute all of the C corporation earnings and profits inherited in that acquisition, if any, no later than the end of our taxable year in which the acquisition occurs. However, if we fail to do so, relief provisions would allow us to maintain our qualification for taxation as a REIT provided we distribute any subsequently discovered C corporation earnings and profits and pay an interest charge in respect of the period of delayed distribution.

- Our subsidiaries that are C corporations, including our "taxable REIT subsidiaries", as defined in Section 856(l) of the IRC, or TRSs, generally will be required to pay federal corporate income tax on their earnings, and a 100% tax may be imposed on any transaction between us and one of our TRSs that does not reflect arm's length terms.

- We acquired MNR by merger in 2022. If it is determined that MNR failed to satisfy one or more of the REIT tests described below before its merger into us, the IRS might allow us (including through one of our joint ventures), as successor to MNR, the same opportunity for relief as though we were the remediating REIT. In such case, MNR would be deemed to have retained its qualification for taxation as a REIT and the relevant penalties or sanctions for remediation would fall upon us in a manner comparable to the above.

- As discussed below, we are invested in real estate through subsidiaries that we believe qualify for taxation as REITs. If it is determined that one of these entities failed to qualify for taxation as a REIT, we may fail one or more of the REIT asset tests. In such case, we expect that we would be able to avail ourselves of the relief provisions described below, but would be subject to a tax equal to the greater of $50,000 or the highest regular corporate income tax rate multiplied by the net income we earned from this subsidiary.

If we fail to qualify for taxation as a REIT in any year, then we will be subject to federal income tax in the same manner as a regular C corporation. Further, as a regular C corporation, distributions to our shareholders will not be deductible by us, nor will distributions be required under the IRC. Also, to the extent of our current and accumulated earnings and profits, all distributions to our shareholders will generally be taxable as ordinary dividends potentially eligible for the preferential tax rates discussed below under the heading "—Taxation of Taxable U.S. Shareholders" and, subject to limitations in the IRC, will be potentially eligible for the dividends received deduction for corporate shareholders. Finally, we will generally be disqualified from taxation as a REIT for the four taxable years following the taxable year in which the termination of our REIT status is effective. Our failure to qualify for taxation as a REIT for even one year could result in us reducing or eliminating distributions to our shareholders, or in us incurring substantial indebtedness or liquidating substantial investments in order to pay the resulting corporate-level income taxes. Relief provisions under the IRC may allow us to continue to qualify for taxation as a REIT even if we fail to comply with various REIT requirements, all as discussed in more detail below. However, it is impossible to state whether in any particular circumstance we would be entitled to the benefit of these relief provisions.

REIT Qualification Requirements

General Requirements. Section 856(a) of the IRC defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3) that would be taxable, but for Sections 856 through 859 of the IRC, as a domestic C corporation;

(4) that is not a financial institution or an insurance company subject to special provisions of the IRC;

(5) the beneficial ownership of which is held by 100 or more persons;

(6) that is not "closely held", meaning that during the last half of each taxable year, not more than 50% in value of the outstanding shares are owned, directly or indirectly, by five or fewer "individuals" (as defined in the IRC to include specified tax-exempt entities);

(7) that does not have (and has not succeeded to) the post-December 7, 2015 tax-free spin-off history proscribed by Section 856(c)(8) of the IRC; and

(8) that meets other tests regarding the nature of its income and assets and the amount of its distributions, all as described below.

Section 856(b) of the IRC provides that conditions (1) through (4) must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Although we cannot be sure, we believe that we have met conditions (1) through (8) during each of the requisite periods ending on or before the close of our most recently completed taxable year, and that we will continue to meet these conditions in our current and future taxable years. To help comply with condition (6), our declaration of trust restricts transfers of our shares that would otherwise result in concentrated ownership positions. These restrictions, however, do not ensure that we have previously satisfied, and may not ensure that we will in all cases be able to continue to satisfy, the share ownership requirements described in condition (6). If we comply with applicable Treasury regulations to ascertain the ownership of our outstanding shares and do not know, or by exercising reasonable diligence would not have known, that we failed condition (6), then we will be treated as having met condition (6). Accordingly, we have complied and will continue to comply with these regulations, including by requesting annually from holders of significant percentages of our shares information regarding the ownership of our shares. Under our declaration of trust, our shareholders are required to respond to these requests for information. A shareholder that fails or refuses to comply with the request is required by Treasury regulations to submit a statement with its federal income tax return disclosing its actual ownership of our shares and other information.

For purposes of condition (6), an "individual" generally includes a natural person, a supplemental unemployment compensation benefit plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit-sharing trust. As a result, REIT shares owned by an entity that is not an "individual" are considered to be owned by the direct and indirect owners of the entity that are individuals (as so defined), rather than to be owned by the entity itself. Similarly, REIT shares held by a qualified pension plan or profit-sharing trust are treated as held directly by the individual beneficiaries in proportion to their actuarial interests in such plan or trust. Consequently, five or fewer such trusts could own more than 50% of the interests in an entity without jeopardizing that entity's qualification for taxation as a REIT.

The IRC provides that we will not automatically fail to qualify for taxation as a REIT if we do not meet conditions (1) through (7), provided we can establish that such failure was due to reasonable cause and not due to willful neglect. Each such excused failure will result in the imposition of a $50,000 penalty instead of REIT disqualification. This relief provision may apply to a failure of the applicable conditions even if the failure first occurred in a year prior to the taxable year in which the failure was discovered.

Our Wholly Owned Subsidiaries and Our Investments Through Partnerships. Except in respect of a TRS as discussed below, Section 856(i) of the IRC provides that any corporation, 100% of whose stock is held by a REIT and its disregarded subsidiaries, is a qualified REIT subsidiary and shall not be treated as a separate corporation for U.S. federal income tax purposes. The assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as the REIT's. We believe that each of our direct and indirect wholly owned subsidiaries, other than the TRSs discussed below (and entities whose equity is owned in whole or in part by such TRSs), will be either a qualified REIT subsidiary within the meaning of Section 856(i)(2) of the IRC or a noncorporate entity that for federal income tax purposes is not treated as separate from its owner under Treasury regulations issued under Section 7701 of the IRC, each such entity referred to as a QRS. Thus, in applying all of the REIT qualification requirements described in this summary, all assets, liabilities and items of income, deduction and credit of our QRSs are treated as ours, and our investment in the stock and other securities of such QRSs will be disregarded.

We have invested and may in the future invest in real estate through one or more entities that are treated as partnerships for federal income tax purposes. In the case of a REIT that is a partner in a partnership, Treasury regulations under the IRC provide that, for purposes of the REIT qualification requirements regarding income and assets described below, the REIT is generally deemed to own its proportionate share, based on respective capital interests, of the income and assets of the partnership (except that for purposes of the 10% value test, described below, the REIT's proportionate share of the partnership's assets is based on its proportionate interest in the equity and specified debt securities issued by the partnership). In addition, for these purposes, the character of the assets and items of gross income of the partnership generally remains the same in the hands of the REIT. In contrast, for purposes of the distribution requirements discussed below, we must take into account as a partner our share of the partnership's income as determined under the general federal income tax rules governing partners and partnerships under Subchapter K of the IRC.

Subsidiary REITs. We indirectly own real estate through subsidiaries that we believe have qualified and will remain qualified for taxation as REITs under the IRC, and we may in the future invest in real estate through one or more other subsidiary entities that are intended to qualify for taxation as REITs. When a subsidiary qualifies for taxation as a REIT separate and apart from its REIT parent, the subsidiary's shares are qualifying real estate assets for purposes of the REIT parent's 75% asset test described below. However, failure of the subsidiary to separately satisfy the various REIT qualification requirements described in this summary or that are otherwise applicable (and failure to qualify for the applicable relief provisions) would generally result in (a) the subsidiary being subject to regular U.S. corporate income tax, as described above, and (b) the REIT parent's ownership in the subsidiary (i) ceasing to be qualifying real estate assets for purposes of the 75% asset test and (ii) becoming subject to the 5% asset test, the 10% vote test and the 10% value test, each as described below, generally applicable to a REIT's ownership in corporations other than REITs and TRSs. In such a situation, the REIT parent's own qualification and taxation as a REIT could be jeopardized on account of the subsidiary's failure cascading up to the REIT parent, all as described below under the heading "—Asset Tests".

We have joined with our subsidiary REITs in filing protective TRS elections, and we may continue to annually make such elections unless and until our ownership of these subsidiaries falls below 10%. Pursuant to these protective TRS elections, we believe that if one of these subsidiaries is not a REIT for some reason, then that subsidiary would instead be considered one of our TRSs, and as such its value would fit within our REIT gross asset tests described below. We expect to make similar protective TRS elections with respect to any other subsidiary REIT that we form or acquire and may implement other protective arrangements intended to avoid a cascading REIT failure if any of our intended subsidiary REITs were not to qualify for taxation as a REIT, but we cannot be sure that such protective elections or other arrangements will be effective to avoid or mitigate the resulting adverse consequences to us. We do not expect protective TRS elections to impact our compliance with the 75% and 95% gross income tests described below, because we do not expect our gains and dividends from a subsidiary REIT's shares to jeopardize compliance with these tests even if for some reason the subsidiary is not a REIT.

Taxable REIT Subsidiaries. As a REIT, we are permitted to own any or all of the securities of a TRS, provided that no more than 20% of the total value of our assets, at the close of each quarter, is comprised of our investments in the stock or other securities of our TRSs. Very generally, a TRS is a subsidiary corporation other than a REIT in which a REIT directly or indirectly holds stock and that has made a joint election with such REIT to be treated as a TRS. A TRS is taxed as a regular C corporation, separate and apart from any affiliated REIT. Our ownership of stock and other securities in our TRSs is exempt from the 5% asset test, the 10% vote test and the 10% value test discussed below.

In addition, any corporation (other than a REIT and other than a QRS) in which a TRS directly or indirectly owns more than 35% of the voting power or value of the outstanding securities is automatically a TRS (excluding, for this purpose, certain "straight debt" securities). Subject to the discussion below, we believe that we and each of our TRSs have complied with, and will continue to comply with, the requirements for TRS status at all times during which the subsidiary's TRS election is intended to be in effect, and we believe that the same will be true for any TRS that we later form or acquire.

As discussed below, TRSs can perform services for our tenants without disqualifying the rents we receive from those tenants under the 75% gross income test or the 95% gross income test discussed below. Moreover, because our TRSs are taxed as C corporations that are separate from us, their assets, liabilities and items of income, deduction and credit generally are not imputed to us for purposes of the REIT qualification requirements described in this summary. Therefore, our TRSs may generally conduct activities that would be treated as prohibited transactions or would give rise to nonqualified income if conducted by us directly.

Restrictions and sanctions are imposed on TRSs and their affiliated REITs to ensure that the TRSs will be subject to an appropriate level of federal income taxation. For example, if a TRS pays interest, rent or other amounts to its affiliated REIT in an amount that exceeds what an unrelated third party would have paid in an arm's length transaction, then the REIT generally will be subject to an excise tax equal to 100% of the excessive portion of the payment. Further, if in comparison to an arm's length transaction, a third-party tenant has overpaid rent to the REIT in exchange for underpaying the TRS for services rendered, and if the REIT has not adequately compensated the TRS for services provided to or on behalf of the third-party tenant, then the REIT may be subject to an excise tax equal to 100% of the undercompensation to the TRS. A safe harbor exception to this excise tax applies if the TRS has been compensated at a rate at least equal to 150% of its direct cost in furnishing or rendering the service. Finally, the 100% excise tax also applies to the underpricing of services provided by a TRS to its affiliated REIT in contexts where the services are unrelated to services for REIT tenants. We cannot be sure that arrangements involving our TRSs will not result in the imposition of one or more of these restrictions or sanctions, but we do not believe that we or our TRSs are or will be subject to these impositions.

Income Tests. We must satisfy two gross income tests annually to maintain our qualification for taxation as a REIT. First, at least 75% of our gross income for each taxable year must be derived from investments relating to real property, including "rents from real property" within the meaning of Section 856(d) of the IRC, interest and gain from mortgages on real property or on interests in real property, income and gain from foreclosure property, gain from the sale or other disposition of real property (including specified ancillary personal property treated as real property under the IRC), or dividends on and gain from the sale or disposition of shares in other REITs (but excluding in all cases any gains subject to the 100% tax on prohibited transactions). When we receive new capital in exchange for our shares or in a public offering of our five-year or longer debt instruments, income attributable to the temporary investment of this new capital in stock or a debt instrument, if received or accrued within one year of our receipt of the new capital, is generally also qualifying income under the 75% gross income test. Second, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, or any combination of these. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business, income and gain from specified "hedging transactions" that are clearly and timely identified as such, and income from the repurchase or discharge of indebtedness is excluded from both the numerator and the denominator in both gross income tests. In addition, specified foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests.

In order to qualify as "rents from real property" within the meaning of Section 856(d) of the IRC, several requirements must be met:

- The amount of rent received generally must not be based on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

- Rents generally do not qualify if the REIT owns 10% or more by vote or value of stock of the tenant (or 10% or more of the interests in the assets or net profits of the tenant, if the tenant is not a corporation), whether directly or after application of attribution rules. We generally do not intend to lease property to any party if rents from that property would not qualify as "rents from real property", but application of the 10% ownership rule is dependent upon complex attribution rules and circumstances that may be beyond our control. Our declaration of trust generally disallows transfers or purported acquisitions, directly or by attribution, of our shares to the extent necessary to maintain our qualification for taxation as a REIT under the IRC. Nevertheless, we cannot be sure that these restrictions will be effective to prevent our qualification for taxation as a REIT from being jeopardized under the 10% affiliated tenant rule. Furthermore, we cannot be sure that we will be able to monitor and enforce these restrictions, nor will our shareholders necessarily be aware of ownership of our shares attributed to them under the IRC's attribution rules.

- There is a limited exception to the above prohibition on earning "rents from real property" from a 10% affiliated tenant where the tenant is a TRS. If at least 90% of the leased space of a property is leased to tenants other than TRSs and 10% affiliated tenants, and if the TRS's rent to the REIT for space at that property is substantially comparable to the rents paid by nonaffiliated tenants for comparable space at the property, then otherwise qualifying rents paid by the TRS to the REIT will not be disqualified on account of the rule prohibiting 10% affiliated tenants.

- In order for rents to qualify, a REIT generally must not manage the property or furnish or render services to the tenants of the property, except through an independent contractor from whom it derives no income or through one of its TRSs. There is an exception to this rule permitting a REIT to perform customary management and tenant services of the sort that a tax-exempt organization could perform without being considered in receipt of "unrelated business taxable income" as defined in Section 512(b)(3) of the IRC, or UBTI. In addition, a de minimis amount of noncustomary services provided to tenants will not disqualify income as "rents from real property" as long as the value of the impermissible tenant services does not exceed 1% of the gross income from the property.

- If rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as "rents from real property;" if this 15% threshold is exceeded, then the rent attributable to personal property will not so qualify. The portion of rental income treated as attributable to personal property is determined according to the ratio of the fair market value of the personal property to the total fair market value of the real and personal property that is rented.

- In addition, "rents from real property" includes both charges we receive for services customarily rendered in connection with the rental of comparable real property in the same geographic area, even if the charges are separately stated, as well as charges we receive for services provided by our TRSs when the charges are not separately stated. Whether separately stated charges received by a REIT for services that are not geographically customary and provided by a TRS are included in "rents from real property" has not been addressed clearly by the IRS in published authorities; however, our counsel, Sullivan & Worcester LLP, is of the opinion that, although the matter is not free from doubt, "rents from real property" also includes charges we receive for services provided by our TRSs when the charges are separately stated, even if the services are not geographically customary. Accordingly, we expect that any revenues from TRS-provided services, whether the charges are separately stated or not, will qualify as "rents from real property" because the services will satisfy the geographically customary standard, because the services will be provided by a TRS, or for both reasons.

We believe that all or substantially all of our rents and related service charges have qualified and will continue to qualify as "rents from real property" for purposes of Section 856 of the IRC.

Absent the "foreclosure property" rules of Section 856(e) of the IRC, a REIT's receipt of active, nonrental gross income from a property would not qualify under the 75% and 95% gross income tests. But as foreclosure property, the active, nonrental gross income from the property would so qualify. Foreclosure property is generally any real property, including interests in real property, and any personal property incident to such real property:

- that is acquired by a REIT as a result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or when default was imminent on a lease of such property or on indebtedness that such property secured;

- for which any related loan acquired by the REIT was acquired at a time when the default was not imminent or anticipated; and

- for which the REIT makes a proper election to treat the property as foreclosure property.

Any gain that a REIT recognizes on the sale of foreclosure property held as inventory or primarily for sale to customers, plus any income it receives from foreclosure property that would not otherwise qualify under the 75% gross income test in the absence of foreclosure property treatment, reduced by expenses directly connected with the production of those items of income, would be subject to federal income tax at the highest regular corporate income tax rate under the foreclosure property income tax rules of Section 857(b)(4) of the IRC. Thus, if a REIT should lease foreclosure property in exchange for rent that qualifies as "rents from real property" as described above, then that rental income is not subject to the foreclosure property income tax.

Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is obtained from the IRS. However, this grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

- on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test (disregarding income from foreclosure property), or any nonqualified income under the 75% gross income test is received or accrued by the REIT, directly or indirectly, pursuant to a lease entered into on or after such day;

- on which any construction takes place on the property, other than completion of a building or any other improvement where more than 10% of the construction was completed before default became imminent and other than specifically exempted forms of maintenance or deferred maintenance; or

- which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income or a TRS.

Other than sales of foreclosure property, any gain that we realize on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of a trade or business, together known as dealer gains, may be treated as income from a prohibited transaction that is subject to a penalty tax at a 100% rate. The 100% tax does not apply to gains from the sale of property that is held through a TRS, although such income will be subject to tax in the hands of the TRS at regular corporate income tax rates; we may therefore utilize our TRSs in transactions in which we might otherwise recognize dealer gains. Whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding each particular transaction. Sections 857(b)(6)(C) and (E) of the IRC provide safe harbors pursuant to which limited sales of real property held for at least two years and meeting specified additional requirements will not be treated as prohibited transactions. However, compliance with the safe harbors is not always achievable in practice. We attempt to structure our activities to avoid transactions that are prohibited transactions, or otherwise conduct such activities through TRSs; but, we cannot be sure whether or not the IRS might successfully assert that we are subject to the 100% penalty tax with respect to any particular transaction. Gains subject to the 100% penalty tax are excluded from the 75% and 95% gross income tests, whereas real property gains that are not dealer gains or that are exempted from the 100% penalty tax on account of the safe harbors are considered qualifying gross income for purposes of the 75% and 95% gross income tests.

We believe that any gain that we have recognized, or will recognize, in connection with our disposition of assets and other transactions, including through any partnerships, will generally qualify as income that satisfies the 75% and 95% gross income tests, and will not be dealer gains or subject to the 100% penalty tax. This is because our general intent has been and is to: (a) own our assets for investment (including through joint ventures) with a view to long-term income production and capital appreciation; (b) engage in the business of developing, owning, leasing and managing our existing properties and acquiring, developing, owning, leasing and managing new properties; and (c) make occasional dispositions of our assets consistent with our long-term investment objectives.

If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test in any taxable year, we may nevertheless qualify for taxation as a REIT for that year if we satisfy the following requirements: (a) our failure to meet the test is due to reasonable cause and not due to willful neglect; and (b) after we identify the failure, we file a schedule describing each item of our gross income included in the 75% gross income test or the 95% gross income test for that taxable year. Even if this relief provision does apply, a 100% tax is imposed upon the greater of the amount by which we failed the 75% gross income test or the amount by which we failed the 95% gross income test, with adjustments, multiplied by a fraction intended to reflect our profitability for the taxable year. This relief provision may apply to a failure of the applicable income tests even if the failure first occurred in a year prior to the taxable year in which the failure was discovered.

Based on the discussion above, we believe that we have satisfied, and will continue to satisfy, the 75% and 95% gross income tests outlined above on a continuing basis beginning with our first taxable year as a REIT.

Asset Tests. At the close of each calendar quarter of each taxable year, we must also satisfy the following asset percentage tests in order to qualify for taxation as a REIT for federal income tax purposes:

- At least 75% of the value of our total assets must consist of "real estate assets", defined as real property (including interests in real property and interests in mortgages on real property or on interests in real property), ancillary personal property to the extent that rents attributable to such personal property are treated as rents from real property in accordance with the rules described above, cash and cash items, shares in other REITs, debt instruments issued by "publicly offered REITs" as defined in Section 562(c)(2) of the IRC, government securities and temporary investments of new capital (that is, any stock or debt instrument that we hold that is attributable to any amount received by us (a) in exchange for our shares or (b) in a public offering of our five-year or longer debt instruments, but in each case only for the one-year period commencing with our receipt of the new capital).

- Not more than 25% of the value of our total assets may be represented by securities other than those securities that count favorably toward the preceding 75% asset test.

- Of the investments included in the preceding 25% asset class, the value of any one non-REIT issuer's securities that we own may not exceed 5% of the value of our total assets. In addition, we may not own more than 10% of the vote or value of any one non-REIT issuer's outstanding securities, unless the securities are "straight debt" securities or otherwise excepted as discussed below. Our stock and other securities in a TRS are exempted from these 5% and 10% asset tests.

- Not more than 20% of the value of our total assets may be represented by stock or other securities of our TRSs.

- Not more than 25% of the value of our total assets may be represented by "nonqualified publicly offered REIT debt instruments" as defined in Section 856(c)(5)(L)(ii) of the IRC.

Our counsel, Sullivan & Worcester LLP, is of the opinion that, although the matter is not free from doubt, our investments in the equity or debt of a TRS of ours, to the extent that and during the period in which they qualify as temporary investments of new capital, will be treated as real estate assets, and not as securities, for purposes of the above REIT asset tests.

The above REIT asset tests must be satisfied at the close of each calendar quarter of each taxable year as a REIT. After a REIT meets the asset tests at the close of any quarter, it will not lose its qualification for taxation as a REIT in any subsequent quarter solely because of fluctuations in the values of its assets.

This grandfathering rule may be of limited benefit to a REIT such as us that makes periodic acquisitions of both qualifying and nonqualifying REIT assets. When a failure to satisfy the above asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within thirty days after the close of that quarter.

In addition, if we fail the 5% asset test, the 10% vote test or the 10% value test at the close of any quarter and we do not cure such failure within thirty days after the close of that quarter, that failure will nevertheless be excused if (a) the failure is de minimis and (b) within six months after the last day of the quarter in which we identify the failure, we either dispose of the assets causing the failure or otherwise satisfy the 5% asset test, the 10% vote test and the 10% value test. For purposes of this relief provision, the failure will be de minimis if the value of the assets causing the failure does not exceed the lesser of (a) 1% of the total value of our assets at the end of the relevant quarter or (b) $10,000,000. If our failure is not de minimis, or if any of the other REIT asset tests have been violated, we may nevertheless qualify for taxation as a REIT if (a) we provide the IRS with a description of each asset causing the failure, (b) the failure was due to reasonable cause and not willful neglect, (c) we pay a tax equal to the greater of (1) $50,000 or (2) the highest regular corporate income tax rate imposed on the net income generated by the assets causing the failure during the period of the failure, and (d) within six months after the last day of the quarter in which we identify the failure, we either dispose of the assets causing the failure or otherwise satisfy all of the REIT asset tests. These relief provisions may apply to a failure of the applicable asset tests even if the failure first occurred in a year prior to the taxable year in which the failure was discovered.

The IRC also provides an excepted securities safe harbor to the 10% value test that includes among other items (a) "straight debt" securities, (b) specified rental agreements in which payment is to be made in subsequent years, (c) any obligation to pay "rents from real property", (d) securities issued by governmental entities that are not dependent in whole or in part on the profits of or payments from a nongovernmental entity, and (e) any security issued by another REIT. In addition, any debt instrument issued by an entity classified as a partnership for federal income tax purposes, and not otherwise excepted from the definition of a security for purposes of the above safe harbor, will not be treated as a security for purposes of the 10% value test if at least 75% of the partnership's gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test.

We have maintained and will continue to maintain records of the value of our assets to document our compliance with the above asset tests and intend to take actions as may be required to cure any failure to satisfy the tests within thirty days after the close of any quarter or within the six month periods described above.

Based on the discussion above, we believe that we have satisfied, and will continue to satisfy, the REIT asset tests outlined above on a continuing basis beginning with our first taxable year as a REIT.

Annual Distribution Requirements. In order to qualify for taxation as a REIT under the IRC, we are required to make annual distributions other than capital gain dividends to our shareholders in an amount at least equal to the excess of:

(1) the sum of 90% of our "real estate investment trust taxable income" and 90% of our net income after tax, if any, from property received in foreclosure, over

(2) the amount by which our noncash income (e.g., imputed rental income or income from transactions inadvertently failing to qualify as like-kind exchanges) exceeds 5% of our "real estate investment trust taxable income."

For these purposes, our "real estate investment trust taxable income" is as defined under Section 857 of the IRC and is computed without regard to the dividends paid deduction and our net capital gain and will generally be reduced by specified corporate-level income taxes that we pay (e.g., taxes on built-in gains or foreclosure property income).

The IRC generally limits the deductibility of net interest expense paid or accrued on debt properly allocable to a trade or business to 30% of "adjusted taxable income", subject to specified exceptions. Any deduction in excess of the limitation is carried forward and may be used in a subsequent year, subject to that year's 30% limitation. Provided a taxpayer makes an election (which is irrevocable), the limitation on the deductibility of net interest expense does not apply to a trade or business involving real property development, redevelopment, construction, reconstruction, acquisition, conversion, rental, operation, management, leasing, or brokerage, within the meaning of Section 469(c)(7)(C) of the IRC. Treasury regulations provide that a real property trade or business includes a trade or business conducted by a REIT. We have made an election to be treated as a real property trade or business and accordingly do not expect the foregoing interest deduction limitations to apply to us or to the calculation of our "real estate investment trust taxable income."

Distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our federal income tax return for the earlier taxable year and if paid on or before the first regular distribution payment after that declaration. If a dividend is declared in October, November or December to shareholders of record during one of those months and is paid during the following January, then for federal income tax purposes such dividend will be treated as having been both paid and received on December 31 of the prior taxable year to the extent of any undistributed earnings and profits.

The 90% distribution requirements may be waived by the IRS if a REIT establishes that it failed to meet them by reason of distributions previously made to meet the requirements of the 4% excise tax discussed below. To the extent that we do not distribute all of our net capital gain and all of our "real estate investment trust taxable income", as adjusted, we will be subject to federal income tax at regular corporate income tax rates on undistributed amounts. In addition, we will be subject to a 4% nondeductible excise tax to the extent we fail within a calendar year to make required distributions to our shareholders of 85% of our ordinary income and 95% of our capital gain net income plus the excess, if any, of the "grossed up required distribution" for the preceding calendar year over the amount treated as distributed for that preceding calendar year. For this purpose, the term "grossed up required distribution" for any calendar year is the sum of our taxable income for the calendar year without regard to the deduction for dividends paid and all amounts from earlier years that are not treated as having been distributed under the provision. We will be treated as having sufficient earnings and profits to treat as a dividend any distribution by us up to the amount required to be distributed in order to avoid imposition of the 4% excise tax.

If we do not have enough cash or other liquid assets to meet our distribution requirements, or if we so choose, we may find it necessary or desirable to arrange for new debt or equity financing to provide funds for required distributions in order to maintain our qualification for taxation as a REIT. We cannot be sure that financing would be available for these purposes on favorable terms, or at all.

We may be able to rectify a failure to pay sufficient dividends for any year by paying "deficiency dividends" to shareholders in a later year. These deficiency dividends may be included in our deduction for dividends paid for the earlier year, but an interest charge would be imposed upon us for the delay in distribution. While the payment of a deficiency dividend will apply to a prior year for purposes of our REIT distribution requirements and our dividends paid deduction, it will be treated as an additional distribution to the shareholders receiving it in the year such dividend is paid.

In addition to the other distribution requirements above, to preserve our qualification for taxation as a REIT we are required to timely distribute all C corporation earnings and profits that we inherit from acquired corporations, as described below.

We may elect to retain, rather than distribute, some or all of our net capital gain and pay income tax on such gain. In addition, if we so elect by making a timely designation to our shareholders, our shareholders would include their proportionate share of such undistributed capital gain in their taxable income, and they would receive a corresponding credit for their share of the federal corporate income tax that we pay thereon. Our shareholders would then increase the adjusted tax basis of their shares by the difference between (a) the amount of capital gain dividends that we designated and that they included in their taxable income, and (b) the tax that we paid on their behalf with respect to that capital gain.

Acquisitions of C Corporations

We may in the future engage in transactions where we acquire all of the outstanding stock of a C corporation. Upon these acquisitions, except to the extent we make an applicable TRS election, each of our acquired entities and their various wholly-owned corporate and noncorporate subsidiaries will become our QRSs. Thus, after such acquisitions, all assets, liabilities and items of income, deduction and credit of the acquired and then disregarded entities will be treated as ours for purposes of the various REIT qualification tests described above. In addition, we generally will be treated as the successor to the acquired (and then disregarded) entities' federal income tax attributes, such as those entities' (a) adjusted tax bases in their assets and their depreciation schedules; and (b) earnings and profits for federal income tax purposes, if any. The carryover of these attributes creates REIT implications such as built-in gains tax exposure and additional distribution requirements, as described below. However, when we make an election under Section 338(g) of the IRC with respect to corporations that we acquire, we generally will not be subject to such attribute carryovers in respect of attributes existing prior to such election.

Built-in Gains from C Corporations. Notwithstanding our qualification and taxation as a REIT, under specified circumstances we may be subject to corporate income taxation if we acquire a REIT asset where our adjusted tax basis in the asset is determined by reference to the adjusted tax basis of the asset as owned by a C corporation. For instance, we may be subject to federal income taxation on all or part of the built-in gain that was present on the last date an asset was owned by a C corporation, if we succeed to a carryover tax basis in that asset directly or indirectly from such C corporation and if we sell the asset during the five year period beginning on the day the asset ceased being owned by such C corporation. To the extent of our income and gains in a taxable year that are subject to the built-in gains tax, net of any taxes paid on such income and gains with respect to that taxable year, our taxable dividends paid in the following year will be potentially eligible for taxation to noncorporate U.S. shareholders at the preferential tax rates for "qualified dividends" as described below under the heading "—Taxation of Taxable U.S. Shareholders". We generally do not expect to sell assets if doing so would result in the imposition of a material built-in gains tax liability; but if and when we do sell assets that may have associated built-in gains tax exposure, then we expect to make appropriate provision for the associated tax liabilities on our financial statements.

Earnings and Profits. Following a corporate acquisition, we must generally distribute all of the C corporation earnings and profits inherited in that transaction, if any, no later than the end of our taxable year in which the transaction occurs, in order to preserve our qualification for taxation as a REIT. However, if we fail to do so, relief provisions would allow us to maintain our qualification for taxation as a REIT, provided we distribute any subsequently discovered C corporation earnings and profits and pay an interest charge in respect of the period of delayed distribution. C corporation earnings and profits that we inherit are, in general, specially allocated under a priority rule to the earliest possible distributions following the event causing the inheritance, and only then is the balance of our earnings and profits for the taxable year allocated among our distributions to the extent not already treated as a distribution of C corporation earnings and profits under the priority rule. The distribution of these C corporation earnings and profits is potentially eligible for taxation to noncorporate U.S. shareholders at the preferential tax rates for "qualified dividends" as described below under the heading "—Taxation of Taxable U.S. Shareholders".

Our Acquisition of MNR

In the first quarter of 2022, we acquired MNR in a transaction that was intended to be treated as an asset sale for federal income tax purposes. We believe that MNR qualified for taxation as a REIT for the period prior to the date we acquired it. As a result of this acquisition, one of our joint ventures is generally liable for unpaid taxes, including penalties and interest (if any), of MNR. If MNR is deemed to have lost its qualification for taxation as a REIT prior to the date of our acquisition and no relief is available, we or one of our joint ventures would face the following tax consequences:

a. inherit, as successor to MNR, any corporate income tax liabilities of MNR, including penalties and interest;

b. be subject to tax on the built-in gain on each asset of MNR existing at the time we acquired MNR if such an asset were disposed of during the five-year period following the date that we acquired MNR; and

c. be required to eliminate any earnings and profits accumulated by MNR for taxable periods that it did not qualify for taxation as a REIT, through a special distribution and/or employing applicable deficiency dividend procedures (including interest payments to the IRS).

It is unclear whether the IRC provisions that are generally available to remediate REIT compliance failures will be available to us or one of our joint ventures as a successor in respect of any determination that MNR failed to qualify for taxation as a REIT. If and to the extent the remedial provisions are available to us to address MNR's REIT qualification and taxation for the applicable period prior to or including our acquisition of MNR, we may incur significant cash outlays in connection with the remediation, possibly including (a) required distribution payments to shareholders and associated interest payments to the IRS and (b) tax and interest payments to the IRS and state and local tax authorities. MNR's failure to have qualified for taxation as a REIT and our efforts to remedy any such failure could have an adverse effect on our results of operations and financial condition.

Depreciation and Federal Income Tax Treatment of Leases

Our initial tax bases in our assets will generally be our acquisition cost. We will generally depreciate our depreciable real property on a straight line basis over forty years and our personal property over the applicable shorter periods. These depreciation schedules, and our initial tax bases, may vary for properties that we acquire through tax-free or carryover basis acquisitions, or that are the subject of cost segregation analyses.

We are entitled to depreciation deductions from our properties only if we are treated for federal income tax purposes as the owner of the properties. This means that the leases of our properties must be classified for U.S. federal income tax purposes as true leases, rather than as sales or financing arrangements, and we believe this to be the case.

Distributions to our Shareholders

As described above, we expect to make distributions to our shareholders from time to time. These distributions may include cash distributions, in kind distributions of property, and deemed or constructive distributions resulting from capital market activities. The U.S. federal income tax treatment of our distributions will vary based on the status of the recipient shareholder as more fully described below under the headings "—Taxation of Taxable U.S. Shareholders", "—Taxation of Tax-Exempt U.S. Shareholders", and "—Taxation of Non-U.S. Shareholders."

Section 302 of the IRC treats a redemption of our shares for cash only as a distribution under Section 301 of the IRC, and hence taxable as a dividend to the extent of our available current or accumulated earnings and profits, unless the redemption satisfies one of the tests set forth in Section 302(b) of the IRC enabling the redemption to be treated as a sale or exchange of the shares. The redemption for cash only will be treated as a sale or exchange if it (a) is "substantially disproportionate" with respect to the surrendering shareholder's ownership in us, (b) results in a "complete termination" of the surrendering shareholder's entire share interest in us, or (c) is "not essentially equivalent to a dividend" with respect to the surrendering shareholder, all within the meaning of Section 302(b) of the IRC. In determining whether any of these tests have been met, a shareholder must generally take into account shares considered to be owned by such shareholder by reason of constructive ownership rules set forth in the IRC, as well as shares actually owned by such shareholder. In addition, if a redemption is treated as a distribution under the preceding tests, then a shareholder's tax basis in the redeemed shares generally will be transferred to the shareholder's remaining shares in us, if any, and if such shareholder owns no other shares in us, such basis generally may be transferred to a related person or may be lost entirely. Because the determination as to whether a shareholder will satisfy any of the tests of Section 302(b) of the IRC depends upon the facts and circumstances at the time that our shares are redeemed, we urge you to consult your own tax advisor to determine the particular tax treatment of any redemption.

Taxation of Taxable U.S. Shareholders

For noncorporate U.S. shareholders, to the extent that their total adjusted income does not exceed applicable thresholds, the maximum federal income tax rate for long-term capital gains and most corporate dividends is generally 15%. For those noncorporate U.S. shareholders whose total adjusted income exceeds the applicable thresholds, the maximum federal income tax rate for long-term capital gains and most corporate dividends is generally 20%. However, because we are not generally subject to federal income tax on the portion of our "real estate investment trust taxable income" distributed to our shareholders, dividends on our shares generally are not eligible for these preferential tax rates, except that any distribution of

C corporation earnings and profits and taxed built-in gain items will potentially be eligible for these preferential tax rates. As a result, our ordinary dividends generally are taxed at the higher federal income tax rates applicable to ordinary income (subject to the lower effective tax rates applicable to qualified REIT dividends via the deduction-without-outlay mechanism of Section 199A of the IRC, which is generally available to our noncorporate U.S. shareholders that meet specified holding period requirements for taxable years before 2026). To summarize, the preferential federal income tax rates for long-term capital gains and for qualified dividends generally apply to:

(1) long-term capital gains, if any, recognized on the disposition of our shares;

(2) our distributions designated as long-term capital gain dividends (except to the extent attributable to real estate depreciation recapture, in which case the distributions are subject to a maximum 25% federal income tax rate);

(3) our dividends attributable to dividend income, if any, received by us from C corporations such as TRSs;

(4) our dividends attributable to earnings and profits that we inherit from C corporations; and

(5) our dividends to the extent attributable to income upon which we have paid federal corporate income tax (such as taxes on foreclosure property income or on built-in gains), net of the corporate income taxes thereon.

As long as we qualify for taxation as a REIT, a distribution to our U.S. shareholders that we do not designate as a capital gain dividend generally will be treated as an ordinary income dividend to the extent of our available current or accumulated earnings and profits (subject to the lower effective tax rates applicable to qualified REIT dividends via the deduction-without-outlay mechanism of Section 199A of the IRC, which is generally available to our noncorporate U.S. shareholders that meet specified holding period requirements for taxable years before 2026). Distributions made out of our current or accumulated earnings and profits that we properly designate as capital gain dividends generally will be taxed as long-term capital gains, as discussed below, to the extent they do not exceed our actual net capital gain for the taxable year. However, corporate shareholders may be required to treat up to 20% of any capital gain dividend as ordinary income under Section 291 of the IRC.

If for any taxable year we designate capital gain dividends for our shareholders, then a portion of the capital gain dividends we designate will be allocated to the holders of a particular class of shares on a percentage basis equal to the ratio of the amount of the total dividends paid or made available for the year to the holders of that class of shares to the total dividends paid or made available for the year to holders of all outstanding classes of our shares. We will similarly designate the portion of any dividend that is to be taxed to noncorporate U.S. shareholders at preferential maximum rates (including any qualified dividend income and any capital gains attributable to real estate depreciation recapture that are subject to a maximum 25% federal income tax rate) so that the designations will be proportionate among all outstanding classes of our shares.

We may elect to retain and pay income taxes on some or all of our net capital gain. In addition, if we so elect by making a timely designation to our shareholders:

(1) each of our U.S. shareholders will be taxed on its designated proportionate share of our retained net capital gains as though that amount were distributed and designated as a capital gain dividend;

(2) each of our U.S. shareholders will receive a credit or refund for its designated proportionate share of the tax that we pay;

(3) each of our U.S. shareholders will increase its adjusted basis in our shares by the excess of the amount of its proportionate share of these retained net capital gains over the U.S. shareholder's proportionate share of the tax that we pay; and

(4) both we and our corporate shareholders will make commensurate adjustments in our respective earnings and profits for federal income tax purposes.

Distributions in excess of our current or accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that they do not exceed the shareholder's adjusted tax basis in our shares, but will reduce the shareholder's basis in such shares. To the extent that these excess distributions exceed a U.S. shareholder's adjusted basis in such shares, they will be included in income as capital gain, with long-term gain generally taxed to noncorporate U.S. shareholders at preferential maximum rates. No U.S. shareholder may include on its federal income tax return any of our net operating losses or any of our capital losses. In addition, no portion of any of our dividends is eligible for the dividends received deduction for corporate shareholders.

If a dividend is declared in October, November or December to shareholders of record during one of those months and is paid during the following January, then for federal income tax purposes the dividend will be treated as having been both paid and received on December 31 of the prior taxable year.

A U.S. shareholder will generally recognize gain or loss equal to the difference between the amount realized and the shareholder's adjusted basis in our shares that are sold or exchanged. This gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the shareholder's holding period in our shares exceeds one year. In addition, any loss upon a sale or exchange of our shares held for six months or less will generally be treated as a long-term capital loss to the extent of any long-term capital gain dividends we paid on such shares during the holding period.

U.S. shareholders who are individuals, estates or trusts are generally required to pay a 3.8% Medicare tax on their net investment income (including dividends on our shares (without regard to any deduction allowed by Section 199A of the IRC) and gains from the sale or other disposition of our shares), or in the case of estates and trusts on their net investment income that is not distributed, in each case to the extent that their total adjusted income exceeds applicable thresholds. U.S. shareholders are urged to consult their tax advisors regarding the application of the 3.8% Medicare tax.

If a U.S. shareholder recognizes a loss upon a disposition of our shares in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving "reportable transactions" could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These Treasury regulations are written quite broadly, and apply to many routine and simple transactions. A reportable transaction currently includes, among other things, a sale or exchange of our shares resulting in a tax loss in excess of (a) $10 million in any single year or $20 million in a prescribed combination of taxable years in the case of our shares held by a C corporation or by a partnership with only C corporation partners or (b) $2 million in any single year or $4 million in a prescribed combination of taxable years in the case of our shares held by any other partnership or an S corporation, trust or individual, including losses that flow through pass through entities to individuals. A taxpayer discloses a reportable transaction by filing IRS Form 8886 with its federal income tax return and, in the first year of filing, a copy of Form 8886 must be sent to the IRS's Office of Tax Shelter Analysis. The annual maximum penalty for failing to disclose a reportable transaction is generally $10,000 in the case of a natural person and $50,000 in any other case.

Noncorporate U.S. shareholders who borrow funds to finance their acquisition of our shares could be limited in the amount of deductions allowed for the interest paid on the indebtedness incurred. Under Section 163(d) of the IRC, interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment is generally deductible only to the extent of the investor's net investment income. A U.S. shareholder's net investment income will include ordinary income dividend distributions received from us and, only if an appropriate election is made by the shareholder, capital gain dividend distributions and qualified dividends received from us; however, distributions treated as a nontaxable return of the shareholder's basis will not enter into the computation of net investment income.

Taxation of Tax-Exempt U.S. Shareholders

The rules governing the federal income taxation of tax-exempt entities are complex, and the following discussion is intended only as a summary of material considerations of an investment in our shares relevant to such investors. If you are a tax-exempt shareholder, we urge you to consult your own tax advisor to determine the impact of federal, state, local and foreign tax laws, including any tax return filing and other reporting requirements, with respect to your acquisition of or investment in our shares.

We expect that shareholders that are tax-exempt pension plans, individual retirement accounts or other qualifying tax-exempt entities, and that receive (a) distributions from us, or (b) proceeds from the sale of our shares, should not have such amounts treated as UBTI, provided in each case (x) that the shareholder has not financed its acquisition of our shares with "acquisition indebtedness" within the meaning of the IRC, (y) that the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity, and (z) that, consistent with our present intent, we do not hold a residual interest in a real estate mortgage investment conduit or otherwise hold mortgage assets or conduct mortgage securitization activities that generate "excess inclusion" income.

Taxation of Non-U.S. Shareholders

The rules governing the U.S. federal income taxation of non-U.S. shareholders are complex, and the following discussion is intended only as a summary of material considerations of an investment in our shares relevant to such investors. If you are a non-U.S. shareholder, we urge you to consult your own tax advisor to determine the impact of U.S. federal, state, local and foreign tax laws, including any tax return filing and other reporting requirements, with respect to your acquisition of or investment in our shares.

We expect that a non-U.S. shareholder's receipt of (a) distributions from us, and (b) proceeds from the sale of our shares, will not be treated as income effectively connected with a U.S. trade or business and a non-U.S. shareholder will therefore not be subject to the often higher federal tax and withholding rates, branch profits taxes and increased reporting and filing requirements that apply to income effectively connected with a U.S. trade or business. This expectation and a number of the determinations below are predicated on our shares being listed on a U.S. national securities exchange, such as The Nasdaq Stock Market LLC, or Nasdaq. Each class of our shares has been listed on a U.S. national securities exchange; however, we cannot be sure that our shares will continue to be so listed in future taxable years or that any class of our shares that we may issue in the future will be so listed.

Distributions. A distribution by us to a non-U.S. shareholder that is not designated as a capital gain dividend will be treated as an ordinary income dividend to the extent that it is made out of our current or accumulated earnings and profits. A distribution of this type will generally be subject to U.S. federal income tax and withholding at the rate of 30%, or at a lower rate if the non-U.S. shareholder has in the manner prescribed by the IRS demonstrated to the applicable withholding agent its entitlement to benefits under a tax treaty. Because we cannot determine our current and accumulated earnings and profits until the end of the taxable year, withholding at the statutory rate of 30% or applicable lower treaty rate will generally be imposed on the gross amount of any distribution to a non-U.S. shareholder that we make and do not designate as a capital gain dividend. Notwithstanding this potential withholding on distributions in excess of our current and accumulated earnings and profits, these excess portions of distributions are a nontaxable return of capital to the extent that they do not exceed the non-U.S. shareholder's adjusted basis in our shares, and the nontaxable return of capital will reduce the adjusted basis in these shares. To the extent that distributions in excess of our current and accumulated earnings and profits exceed the non-U.S. shareholder's adjusted basis in our shares, the distributions will give rise to U.S. federal income tax liability only in the unlikely event that the non-U.S. shareholder would otherwise be subject to tax on any gain from the sale or exchange of these shares, as discussed below under the heading "—Dispositions of Our Shares." A non-U.S. shareholder may seek a refund from the IRS of amounts withheld on distributions to it in excess of such shareholder's allocable share of our current and accumulated earnings and profits.

For so long as a class of our shares is listed on a U.S. national securities exchange, capital gain dividends that we declare and pay to a non-U.S. shareholder on those shares, as well as dividends to such a non-U.S. shareholder on those shares attributable to our sale or exchange of "United States real property interests" within the meaning of Section 897 of the IRC, or USRPIs, will not be subject to withholding as though those amounts were effectively connected with a U.S. trade or business, and non-U.S. shareholders will not be required to file U.S. federal income tax returns or pay branch profits tax in respect of these dividends. Instead, these dividends will generally be treated as ordinary dividends and subject to withholding in the manner described above.

Tax treaties may reduce the withholding obligations on our distributions. Under some treaties, however, rates below 30% that are applicable to ordinary income dividends from U.S. corporations may not apply to ordinary income dividends from a REIT or may apply only if the REIT meets specified additional conditions. A non-U.S. shareholder must generally use an applicable IRS Form W-8, or substantially similar form, to claim tax treaty benefits. If the amount of tax withheld with respect to a distribution to a non-U.S. shareholder exceeds the shareholder's U.S. federal income tax liability with respect to the distribution, the non-U.S. shareholder may file for a refund of the excess from the IRS. Treasury regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, our distributions to a non-U.S. shareholder that is an entity should be treated as paid to the entity or to those owning an interest in that entity, and whether the entity or its owners are entitled to benefits under the tax treaty.

If, contrary to our expectation, a class of our shares was not listed on a U.S. national securities exchange and we made a distribution on those shares that was attributable to gain from the sale or exchange of a USRPI, then a non-U.S. shareholder holding those shares would be taxed as if the distribution was gain effectively connected with a trade or business in the United States conducted by the non-U.S. shareholder. In addition, the applicable withholding agent would be required to withhold from a distribution to such a non-U.S. shareholder, and remit to the IRS, up to 21% of the maximum amount of any distribution that was or could have been designated as a capital gain dividend. The non-U.S. shareholder also would generally be subject to the same treatment as a U.S. shareholder with respect to the distribution (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual), would be subject to fulsome U.S. federal income tax return reporting requirements, and, in the case of a corporate non-U.S. shareholder, may owe the up to 30% branch profits tax under Section 884 of the IRC (or lower applicable tax treaty rate) in respect of these amounts.

Although the law is not entirely clear on the matter, it appears that amounts designated by us as undistributed capital gain in respect of our shares that are held by non-U.S. shareholders generally should be treated in the same manner as actual distributions by us of capital gain dividends. Under this approach, the non-U.S. shareholder would be able to offset as a credit against its resulting U.S. federal income tax liability its proportionate share of the tax paid by us on the undistributed capital gain treated as distributed to the non-U.S. shareholder, and receive from the IRS a refund to the extent its proportionate share of the tax paid by us were to exceed the non-U.S. shareholder's actual U.S. federal income tax liability on such deemed distribution. If we were to designate any portion of our net capital gain as undistributed capital gain, a non-U.S. shareholder should consult its tax advisors regarding taxation of such undistributed capital gain.

Dispositions of Our Shares. If as expected our shares are not USRPIs, then a non-U.S. shareholder's gain on the sale of these shares generally will not be subject to U.S. federal income taxation or withholding. We expect that our shares will not be USRPIs because one or both of the following exemptions will be available at all times.

First, for so long as a class of our shares is listed on a U.S. national securities exchange, a non-U.S. shareholder's gain on the sale of those shares will not be subject to U.S. federal income taxation as a sale of a USRPI. Second, our shares will not constitute USRPIs if we are a "domestically controlled" REIT. We will be a "domestically controlled" REIT if less than 50% of the value of our shares (including any future class of shares that we may issue) is held, directly or indirectly, by non-U.S. shareholders at all times during the preceding five years, after applying specified presumptions regarding the ownership of our shares as described in Section 897(h)(4)(E) of the IRC. For these purposes, we believe that the statutory ownership presumptions apply to validate our status as a "domestically controlled" REIT. Accordingly, we believe that we are and will remain a "domestically controlled" REIT.

If, contrary to our expectation, a gain on the sale of our shares is subject to U.S. federal income taxation (for example, because neither of the above exemptions were then available, i.e., that class of our shares were not then listed on a U.S. national securities exchange and we were not a "domestically controlled" REIT), then (a) a non-U.S. shareholder would generally be subject to the same treatment as a U.S. shareholder with respect to its gain (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), (b) the non-U.S. shareholder would also be subject to fulsome U.S. federal income tax return reporting requirements, and (c) a purchaser of that class of our shares from the non-U.S. shareholder may be required to withhold 15% of the purchase price paid to the non-U.S. shareholder and to remit the withheld amount to the IRS.

Information Reporting, Backup Withholding, and Foreign Account Withholding

Information reporting, backup withholding, and foreign account withholding may apply to distributions or proceeds paid to our shareholders under the circumstances discussed below. If a shareholder is subject to backup or other U.S. federal income tax withholding, then the applicable withholding agent will be required to withhold the appropriate amount with respect to a deemed or constructive distribution or a distribution in kind even though there is insufficient cash from which to satisfy the withholding obligation. To satisfy this withholding obligation, the applicable withholding agent may collect the amount of U.S. federal income tax required to be withheld by reducing to cash for remittance to the IRS a sufficient portion of the property that the shareholder would otherwise receive or own, and the shareholder may bear brokerage or other costs for this withholding procedure.

Amounts withheld under backup withholding are generally not an additional tax and may be refunded by the IRS or credited against the shareholder's federal income tax liability, provided that such shareholder timely files for a refund or credit with the IRS. A U.S. shareholder may be subject to backup withholding when it receives distributions on our shares or proceeds upon the sale, exchange, redemption, retirement or other disposition of our shares, unless the U.S. shareholder properly executes, or has previously properly executed, under penalties of perjury an IRS Form W-9 or substantially similar form that:

- provides the U.S. shareholder's correct taxpayer identification number;

- certifies that the U.S. shareholder is exempt from backup withholding because (a) it comes within an enumerated exempt category, (b) it has not been notified by the IRS that it is subject to backup withholding, or (c) it has been notified by the IRS that it is no longer subject to backup withholding; and

- certifies that it is a U.S. citizen or other U.S. person.

If the U.S. shareholder has not provided and does not provide its correct taxpayer identification number and appropriate certifications on an IRS Form W-9 or substantially similar form, it may be subject to penalties imposed by the IRS, and the applicable withholding agent may have to withhold a portion of any distributions or proceeds paid to such U.S. shareholder. Unless the U.S. shareholder has established on a properly executed IRS Form W-9 or substantially similar form that it comes within an enumerated exempt category, distributions or proceeds on our shares paid to it during the calendar year, and the amount of tax withheld, if any, will be reported to it and to the IRS.

Distributions on our shares to a non-U.S. shareholder during each calendar year and the amount of tax withheld, if any, will generally be reported to the non-U.S. shareholder and to the IRS. This information reporting requirement applies regardless of whether the non-U.S. shareholder is subject to withholding on distributions on our shares or whether the withholding was reduced or eliminated by an applicable tax treaty. Also, distributions paid to a non-U.S. shareholder on our shares will generally be subject to backup withholding, unless the non-U.S. shareholder properly certifies to the applicable withholding agent its non-U.S. shareholder status on an applicable IRS Form W-8 or substantially similar form. Information reporting and backup withholding will not apply to proceeds a non-U.S. shareholder receives upon the sale, exchange, redemption, retirement or other disposition of our shares, if the non-U.S. shareholder properly certifies to the applicable withholding agent its non-U.S. shareholder status on an applicable IRS Form W-8 or substantially similar form. Even without having executed an applicable IRS Form W-8 or substantially similar form, however, in some cases information reporting and backup withholding will not apply to proceeds that a non-U.S. shareholder receives upon the sale, exchange, redemption, retirement or other disposition of our shares if the non-U.S. shareholder receives those proceeds through a broker's foreign office.

Non-U.S. financial institutions and other non-U.S. entities are subject to diligence and reporting requirements for purposes of identifying accounts and investments held directly or indirectly by U.S. persons. The failure to comply with these additional information reporting, certification and other requirements could result in a 30% U.S. withholding tax on applicable payments to non-U.S. persons, notwithstanding any otherwise applicable provisions of an income tax treaty. In particular, a payee that is a foreign financial institution that is subject to the diligence and reporting requirements described above must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by "specified United States persons" or "United States owned foreign entities" (each as defined in the IRC and administrative guidance thereunder), annually report information about such accounts, and withhold 30% on applicable payments to noncompliant foreign financial institutions and account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States with respect to these requirements may be subject to different rules. The foregoing withholding regime generally applies to payments of dividends on our shares. In general, to avoid withholding, any non-U.S. intermediary through which a shareholder owns our shares must establish its compliance with the foregoing regime, and a non-U.S. shareholder must provide specified documentation (usually an applicable IRS Form W-8) containing information about its identity, its status, and if required, its direct and indirect U.S. owners. Non-U.S. shareholders and shareholders who hold our shares through a non-U.S. intermediary are encouraged to consult their own tax advisors regarding foreign account tax compliance.

Other Tax Considerations

Our tax treatment and that of our shareholders may be modified by legislative, judicial or administrative actions at any time, which actions may have retroactive effect. The rules dealing with federal income taxation are constantly under review by the U.S. Congress, the IRS and the U.S. Department of the Treasury, and statutory changes, new regulations, revisions to existing regulations and revised interpretations of established concepts are issued frequently. Likewise, the rules regarding taxes other than U.S. federal income taxes may also be modified. No prediction can be made as to the likelihood of passage of new tax legislation or other provisions, or the direct or indirect effect on us and our shareholders. Revisions to tax laws and interpretations of these laws could adversely affect our ability to qualify and be taxed as a REIT, as well as the tax or other consequences of an investment in our shares. We and our shareholders may also be subject to taxation by state, local or other jurisdictions, including those in which we or our shareholders transact business or reside. These tax consequences may not be comparable to the U.S. federal income tax consequences discussed above.

ERISA PLANS, KEOGH PLANS AND INDIVIDUAL RETIREMENT ACCOUNTS

General Fiduciary Obligations

The Employee Retirement Income Security Act of 1974, as amended, or ERISA, the IRC and similar provisions to those described below under applicable foreign or state law, individually and collectively, impose certain duties on persons who are fiduciaries of any employee benefit plan subject to Title I of ERISA, or an ERISA Plan, or an individual retirement account or annuity, or an IRA, a Roth IRA, a tax-favored account (such as an Archer MSA, Coverdell education savings account or health savings account), a Keogh plan or other qualified retirement plan not subject to Title I of ERISA, each a Non-ERISA Plan. Under ERISA and the IRC, any person who exercises any discretionary authority or control over the administration of, or the management or disposition of the assets of, an ERISA Plan or Non-ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan or Non-ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan or Non-ERISA Plan.

Fiduciaries of an ERISA Plan must consider whether:

- their investment in our shares or other securities satisfies the diversification requirements of ERISA;

- the investment is prudent in light of possible limitations on the marketability of our shares;

- they have authority to acquire our shares or other securities under the applicable governing instrument and Title I of ERISA; and

- the investment is otherwise consistent with their fiduciary responsibilities.

Fiduciaries of an ERISA Plan may incur personal liability for any loss suffered by the ERISA Plan on account of a violation of their fiduciary responsibilities. In addition, these fiduciaries may be subject to a civil penalty of up to 20% of any amount recovered by the ERISA Plan on account of a violation. Fiduciaries of any Non-ERISA Plan should consider that the Non-ERISA Plan may only make investments that are authorized by the appropriate governing instrument and applicable law.

Fiduciaries considering an investment in our securities should consult their own legal advisors if they have any concern as to whether the investment is consistent with the foregoing criteria or is otherwise appropriate. The sale of our securities to an ERISA Plan or Non-ERISA Plan is in no respect a representation by us or any underwriter of the securities that the investment meets all relevant legal requirements with respect to investments by the arrangements generally or any particular arrangement, or that the investment is appropriate for arrangements generally or any particular arrangement.

Prohibited Transactions

Fiduciaries of ERISA Plans and persons making the investment decision for Non-ERISA Plans should consider the application of the prohibited transaction provisions of ERISA and the IRC in making their investment decision. Sales and other transactions between an ERISA Plan or a Non-ERISA Plan and disqualified persons or parties in interest, as applicable, are prohibited transactions and result in adverse consequences absent an exemption. The particular facts concerning the sponsorship, operations and other investments of an ERISA Plan or Non-ERISA Plan may cause a wide range of persons to be treated as disqualified persons or parties in interest with respect to it. A non-exempt prohibited transaction, in addition to imposing potential personal liability upon ERISA Plan fiduciaries, may also result in the imposition of an excise tax under the IRC or a penalty under ERISA upon the disqualified person or party in interest. If the disqualified person who engages in the transaction is the individual on behalf of whom an IRA, Roth IRA or other tax-favored account is maintained (or their beneficiary), the IRA, Roth IRA or other tax-favored account may lose its tax-exempt status and its assets may be deemed to have been distributed to the individual in a taxable distribution on account of the non-exempt prohibited transaction, but no excise tax will be imposed. Fiduciaries considering an investment in our securities should consult their own legal advisors as to whether the ownership of our securities involves a non-exempt prohibited transaction.

"Plan Assets" Considerations

The U.S. Department of Labor has issued a regulation defining "plan assets." The regulation, as subsequently modified by ERISA, generally provides that when an ERISA Plan or a Non-ERISA Plan otherwise subject to Title I of ERISA and/or Section 4975 of the IRC acquires an interest in an entity that is neither a "publicly offered security" nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the assets of the ERISA Plan or Non-ERISA Plan include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established either that the entity is an operating company or that equity participation in the entity by benefit plan investors is not significant. We are not an investment company registered under the Investment Company Act of 1940, as amended.

Each class of our equity (that is, our common shares and any other class of equity that we may issue) must be analyzed separately to ascertain whether it is a publicly offered security. The regulation defines a publicly offered security as a security that is "widely held", "freely transferable" and either part of a class of securities registered under the Exchange Act, or sold under an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act, provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering occurred. Each class of our outstanding shares has been registered under the Exchange Act within the necessary time frame to satisfy the foregoing condition.

The regulation provides that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. However, a security will not fail to be "widely held" because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer's control. Although we cannot be sure, we believe our common shares have been and will remain widely held, and we expect the same to be true of any future class of equity that we may issue.

The regulation provides that whether a security is "freely transferable" is a factual question to be determined on the basis of all relevant facts and circumstances. The regulation further provides that, where a security is part of an offering in which the minimum investment is $10,000 or less, some restrictions on transfer ordinarily will not, alone or in combination, affect a finding that these securities are freely transferable. The restrictions on transfer enumerated in the regulation as not affecting that finding include:

- any restriction on or prohibition against any transfer or assignment that would result in a termination or reclassification for federal or state tax purposes, or would otherwise violate any state or federal law or court order;

- any requirement that advance notice of a transfer or assignment be given to the issuer and any requirement that either the transferor or transferee, or both, execute documentation setting forth representations as to compliance with any restrictions on transfer that are among those enumerated in the regulation as not affecting free transferability, including those described in the preceding clause of this sentence;

- any administrative procedure that establishes an effective date, or an event prior to which a transfer or assignment will not be effective; and

- any limitation or restriction on transfer or assignment that is not imposed by the issuer or a person acting on behalf of the issuer.

We believe that the restrictions imposed under our declaration of trust on the transfer of shares do not result in the failure of our shares to be "freely transferable." Furthermore, we believe that no other facts or circumstances limiting the transferability of our shares exist, other than those that are enumerated under the regulation as not affecting the free transferability of shares. In addition, we do not expect or intend to impose in the future, or to permit any person to impose on our behalf, any limitations or restrictions on transfer that would not be among the enumerated permissible limitations or restrictions.

Assuming that each class of our shares will be "widely held" and that no other facts and circumstances exist that restrict transferability of these shares, our counsel, Sullivan & Worcester LLP, is of the opinion that our shares will not fail to be "freely transferable" for purposes of the regulation due to the restrictions on transfer of our shares in our declaration of trust and that under the regulation each class of our currently outstanding shares is publicly offered and our assets will not be deemed to be "plan assets" of any ERISA Plan or Non-ERISA Plan that acquires our shares in a public offering. This opinion is conditioned upon certain assumptions and representations, as discussed above under the heading "Material United States Federal Income Tax Considerations—Taxation as a REIT."

Item 1A. Risk Factors

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties. The following is a summary of the principal risk factors described in this section:

- we have a substantial amount of debt and we are subject to risks related to our debt, including our ability to refinance maturing debt and the cost of any such refinanced debt and our ability to reduce our debt leverage, which may remain at or above current levels for an indefinite period, covenants and conditions contained in our debt agreements which may restrict our operations by increasing our interest expense and limiting our ability to make investments in our properties, sell properties securing our debt and pay distributions to our shareholders and other limitations on our ability to access capital at reasonable costs or at all;

- our potential future development or redevelopment projects or sales or acquisitions may not be successful or may not be executed on the terms or within the timing we expect as a result of limitations in our debt agreements on our ability to sell properties securing our debt, ongoing market and economic conditions, including capital market disruptions, high interest rates, prolonged high inflation, competition, or otherwise;

- we may be unable to renew our leases when they expire or lease our properties to new tenants without decreasing rents or incurring significant costs or at all;

- our concentration of investments in industrial and logistics properties leased to single tenants and our concentration of properties leased to certain companies may result in us being adversely affected by economic downturns or a possible recession and subject us to greater risks of loss than if our properties had more industry sector and tenant diversity;

- unfavorable market and commercial real estate industry conditions due to, among other things, high interest rates, prolonged high inflation, labor market challenges, supply chain disruptions, volatility in the public equity and debt markets, pandemics, geopolitical instability and tensions (such as the ongoing wars in Ukraine and the Middle East), economic downturns or a possible recession, changes in real estate utilization and other conditions beyond our control, may have a material adverse effect on our and our tenants' results of operations and financial conditions, and our tenants may be unable to satisfy their lease obligations to us;

- we are subject to risks related to our qualification for taxation as a REIT, including REIT distribution requirements;

- our distributions to our shareholders may remain at $0.01 per share for an indefinite period or be eliminated and the form of payment could change;

- our existing and any future joint ventures may limit our flexibility with jointly owned investments and we may not realize the benefits we expect from these arrangements or our joint ventures could require us to provide additional capital;

- ownership of real estate is subject to environmental risks and liabilities, as well as risks from adverse weather, natural disasters and adverse impacts from global climate change;

- insurance may not adequately cover our losses, and insurance costs may continue to increase;

- we are subject to risks related to our dependence upon RMR to implement our business strategies and manage our day to day operations;

- we are subject to risks related to the security of RMR's information technology;

- our management structure and agreements with RMR and our relationships with our related parties, including our Managing Trustees, RMR and others affiliated with them, may create conflicts of interest;

- sustainability initiatives, requirements and market expectations may impose additional costs and expose us to new risks;

- we may change our operational, financing and investment policies without shareholder approval; and

- provisions in our declaration of trust, bylaws and other agreements, as well as certain provisions of Maryland law, may deter, delay or prevent a change in our control or unsolicited acquisition proposals, limit our rights and the rights of our shareholders to take action against our Trustees and officers or limit our shareholders' ability to obtain a favorable judicial forum for certain disputes.

The risks described below may not be the only risks we face but are risks we believe may be material at this time. Other risks of which we are not yet aware, or that we currently believe are not material, may also materially and adversely impact our business operations or financial results. If any of the events or circumstances described below occurs, our business, financial condition, liquidity, results of operations or ability to pay distributions to our shareholders could be adversely impacted and the value of an investment in our securities could decline. Investors and prospective investors should consider the risks described below and the information contained under the caption "Warning Concerning Forward-Looking Statements" and elsewhere in this Annual Report on Form 10-K before deciding whether to invest in our securities. We may update these risk factors in our future periodic reports.

Risks Related to Our Business

We have a substantial amount of debt and we are subject to risks related to our debt, including our ability to refinance maturing debt and the cost of any such refinanced debt.

As of December 31, 2023, our consolidated debt was approximately $4.3 billion and our ratio of consolidated net debt to total gross assets (total assets plus accumulated depreciation) was 68.4%.

We are subject to numerous risks associated with our debt, including the risk that our cash flows could be insufficient for us to make required payments and risks associated with high interest rates for an extended period of time. There are no limits in our organizational documents on the amount of debt we may incur; however, our current leverage effectively limits us from incurring additional debt at this time. Our debt may increase our vulnerability to adverse market and economic conditions, limit our flexibility in planning for changes in our business and place us at a disadvantage in relation to competitors that have lower debt levels. Our debt could increase our costs of capital, limit our ability to incur additional debt in the future and increase our exposure to floating interest rates. High interest rates have significantly increased our borrowing costs. Although we have options to extend the maturity date of certain of our debt upon payment of a fee and meeting other conditions, the applicable conditions may not be met or we may incur significant costs complying with such conditions, including in connection with obtaining any required interest rate caps, and we may be required to repay or refinance the outstanding borrowings with new debt on less favorable terms. Excessive or expensive debt could reduce the available cash flow to fund, or limit our ability to obtain financing for, lease obligations, working capital, capital expenditures, refinancing, acquisitions, development or redevelopment projects or other purposes and hinder our ability to pay distributions to our shareholders.

We may fail to comply with the terms of our debt agreements, which could adversely affect our business and prohibit us from paying distributions to our shareholders.

Our debt agreements contain financial and/or operating covenants. Certain of these covenants limit our operational flexibility. For example, certain of our debt agreements require lender approval to sell the properties securing the debt, which approval is subject to us meeting certain financial thresholds that are difficult to achieve in light of current market conditions, among other things. These requirements therefore restrict our ability to reduce our leverage. We may not be able to satisfy all of these conditions or may default on some of these covenants for various reasons, including for reasons beyond our control. If any of the covenants in these debt agreements are breached and not cured within the applicable cure period, we could be required to repay the debt immediately, even in the absence of a payment default, or be prevented from refinancing maturing debt. As a result, covenants which limit our operational flexibility or a default under applicable debt covenants could have an adverse effect on our business, financial condition and results of operations.

In the future, we may obtain additional debt financing, and the covenants and conditions applicable to that debt may be more restrictive than the covenants and conditions that are contained in our existing debt agreements.

Secured debt exposes us to the possibility of foreclosure, which could result in the loss of our investment in certain of our subsidiaries or in a property or group of properties or other assets that secure that debt.

Our debt is secured by most of the properties that we or our joint ventures own. Secured debt, including mortgage debt, increases our risk of asset and property losses because defaults on debt secured by our assets may result in foreclosure actions initiated by lenders and ultimately our loss of the property or other assets securing any loans for which we are in default. Any foreclosure on a mortgaged property or group of properties could have a material adverse effect on the overall value of our portfolio of properties and more generally on us. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could materially and adversely affect us.

Unfavorable market and industry conditions may have a material adverse effect on our results of operations, financial condition and ability to pay distributions to our shareholders.

Our business and operations may be adversely affected by market and economic volatility experienced by the U.S. and global economies, the commercial real estate industry and/or the local economies in the markets in which our properties are located. Unfavorable economic and industry conditions may be due to, among other things, high interest rates, prolonged high inflation, labor market challenges, supply chain disruptions, volatility in the public equity and debt markets, pandemics, geopolitical instability and tensions (such as the ongoing wars in Ukraine and the Middle East), economic downturns or a possible recession, changes in real estate utilization and other conditions beyond our control. As economic conditions in the United States may affect the demand for industrial and logistics space, real estate values, occupancy levels and property income, current and future economic conditions in the United States, including slower growth or a possible recession and capital market volatility or disruptions, could have a material adverse impact on our earnings and financial condition. Economic conditions may be affected by numerous factors, including, but not limited to, the pace of economic growth and/or recessionary concerns, inflation, increases in the levels of unemployment, energy prices, uncertainty about government fiscal and tax policy, geopolitical events, the regulatory environment, the availability of credit and interest rates. Current conditions have negatively impacted our ability to pay distributions to our shareholders and these or other conditions may continue to have similar impacts in the future and on our results of operations and financial condition.

Our business depends upon our tenants satisfying their lease obligations, which depends, to a large degree, on our tenants' abilities to successfully operate their businesses.

Our business depends on our tenants satisfying their lease obligations. The financial capacities of our tenants to pay us rent will depend upon their abilities to successfully operate their businesses, which may be adversely affected by factors over which we and they have no control, including market and economic conditions, such as high interest rates, prolonged high inflation and economic downturns or a possible recession. In addition, emerging technologies and changes in consumer behaviors could reduce the demand for industrial and logistics space. The failure of our tenants and any applicable parent guarantor to satisfy their lease obligations to us, whether due to a downturn in their business or otherwise, could materially and adversely affect us.

The majority of our properties are industrial and logistics properties leased to single tenants and we have concentrations of properties leased to certain companies, which may subject us to greater risks of loss than if our properties had more industry sector and tenant diversity.

Our properties are substantially all industrial and logistics properties leased to single tenants. This concentration may expose us to the risk of economic downturns in the industrial and logistics sector to a greater extent than if we were invested in other sectors of the commercial real estate industry. Further, as of December 31, 2023, subsidiaries of FedEx Corporation, or FedEx, and subsidiaries of Amazon.com Services, Inc., or Amazon, leased 21.7% and 7.7% of our total leased square feet, respectively, and represented 29.7% and 6.7% of our total annualized rental revenues, respectively. The value of single tenant properties is materially dependent on the performance of our tenants under their respective leases. Many of our single tenant leases require that certain property level operating expenses and capital expenditures, such as real estate taxes, insurance, utilities, maintenance and repairs, including increases with respect thereto, be paid, or reimbursed to us, by our tenants. Accordingly, in addition to our not receiving rental income, a tenant default on such leases could make us responsible for paying these expenses. Because most of our properties are leased to single tenants, the adverse impact of individual tenant defaults or non-renewals is likely to be greater than would be the case if our properties were leased to multiple tenants. In addition, the default, financial distress or bankruptcy of a tenant could cause interruptions in the receipt of rental revenue and/or result in a vacancy, which is, in the case of a single tenant property, likely to result in the complete reduction in the operating cash flows generated by the property and may decrease the value of that property.

We may be unable to lease our properties when our leases expire.

Although we typically will seek to renew or extend the terms of leases for our properties with tenants when they expire, we cannot be sure that we will be successful in doing so. Because of the capital many of our single tenants have invested in the properties they lease from us and because many of these properties appear to be of strategic importance to such tenants' businesses, we believe that it is likely that most of these tenants will renew or extend their leases prior to when they expire. However, economic conditions, including prolonged high inflation, may cause our tenants not to renew or extend their leases when they expire, or to seek to renew their leases for less space than they currently occupy. In addition, decreased demand for industrial and logistics space may impair our ability to extend or renew our leases. If we are unable to extend or renew our leases, or we renew leases for reduced space, it may be time consuming and expensive to relet some of these properties to new tenants.

We may experience declining rents or incur significant costs to renew our leases with current tenants, lease our properties to new tenants or when our rents reset at our properties in Hawaii.

When we renew our leases with current tenants or lease to new tenants, we may experience rent decreases, and we may have to spend substantial amounts for tenant improvements, leasing commissions or other tenant inducements. Moreover, many of our properties have been specially designed for the particular businesses of our tenants; if the current leases for those properties are terminated or are not renewed, we may be required to renovate those properties at substantial costs, decrease the rents we charge or provide other concessions in order to lease those properties to new tenants. In addition, some of our Hawaii Properties require the rents to be reset periodically based on fair market values, which could result in rental increases or decreases. When we reset rents at our Hawaii Properties, our rents may decrease. Further, with respect to certain long-term leases, the contracted rent adjustments may not keep pace with inflation.

We are exposed to risks associated with property development, redevelopment and repositioning that could adversely affect us, including our financial condition and results of operations.

We may seek to develop, redevelop or reposition certain of our properties, which could subject us to certain associated risks. These risks include cost overruns and untimely completion of construction due to, among other things, weather conditions, inflation, labor or material shortages or delays in receiving permits or other governmental approvals, as well as the availability and pricing of financing on favorable terms or at all. The global economy continues to experience commodity pricing and other inflation, including inflation impacting wages and employee benefits. Although inflation rates have recently declined, they remain higher than pre-pandemic levels. It is uncertain whether inflation will decline further, remain relatively steady or increase; however, some market forecasts indicate that inflation rates may remain elevated for a prolonged period. These conditions have increased the costs for materials, other goods and labor, including construction materials, and caused some delays in construction activities, and these conditions may continue and worsen. These pricing increases, as well as increases in labor costs, could result in substantial unanticipated delays and increased development and renovation costs and could prevent the initiation or the completion of development, redevelopment or repositioning activities. In addition, decreased demand for industrial and logistics space, as well as current economic conditions and volatility in the commercial real estate markets, generally, may cause delays in leasing these properties or possible loss of tenancies and negatively impact our ability to generate cash flows from these properties that meet or exceed our cost of investment. Any of these risks associated with our current or future development, redevelopment and repositioning activities could have a material adverse effect on our business, financial condition and results of operations.

We face significant competition.

We face significant competition for tenants at our properties. Some competing properties may be newer, better located or more attractive to tenants. Competing properties may have lower rates of occupancy than our properties, which may result in competing owners offering available space at lower rents than we offer at our properties. In addition, strong demand for industrial and logistics properties in recent years encouraged new development of these properties; however, such development has slowed. If the development of new industrial and logistics properties exceeds the increase in demand for these properties, our existing properties may be unable to successfully compete for tenants with newer developed buildings and our income and the values of our properties may decline. Competition may make it difficult for us to attract and retain tenants and may reduce the rents we are able to charge and the values of our properties.

We also face competition for acquisition opportunities from other investors, including publicly traded and private REITs, numerous financial institutions, individuals, foreign investors and other public and private companies. We believe that the rapid growth in e-commerce sales will continue to result in strong demand and increase the competition for industrial real estate. Some of our competitors may have greater financial and other resources than us, and may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of tenants and guarantors and the extent of leverage used in their capital structure. Because of competition for acquisitions, we may be unable to acquire desirable properties or we may pay higher prices for, and realize lower net cash flows than we hope to achieve from, acquisitions.

REIT distribution requirements and limitations on our ability to access capital at reasonable costs or at all may adversely impact our ability to carry out our business plan.

To maintain our qualification for taxation as a REIT under the IRC, we are required to satisfy distribution requirements imposed by the IRC. See "Material United States Federal Income Tax Considerations—REIT Qualification Requirements—Annual Distribution Requirements" included in Part I, Item 1 of this Annual Report on Form 10-K. Accordingly, we may not be able to retain sufficient cash to fund our operations, repay our debts, invest in our properties or fund our acquisitions or development, redevelopment or repositioning efforts. Our business strategies therefore depend, in part, upon our ability to raise additional capital at reasonable costs. We may also be unable to raise capital at reasonable costs or at all because of reasons related to our business, market perceptions of our prospects, the terms of our debt, the extent of our leverage or for reasons beyond our control, such as capital market volatility, high interest rates and other market conditions. Because the earnings we are permitted to retain are limited by the rules governing REIT qualification and taxation, if we are unable to raise reasonably priced capital, we may not be able to carry out our business plan.

High interest rates have significantly increased our interest expense and may otherwise materially and negatively affect us.

In response to significant and prolonged increases in inflation, the U.S. Federal Reserve has raised interest rates multiple times since the beginning of 2022, which has significantly increased our interest expense. Although the U.S. Federal Reserve has indicated that it may lower interest rates in 2024, we cannot be sure that it will do so, and interest rates may remain at the current high levels or continue to increase. High interest rates may materially and negatively affect us in several ways, including:

- one of the factors that investors typically consider important in deciding whether to buy or sell our common shares is the distribution rate on our common shares relative to prevailing interest rates, and our quarterly cash distribution rate on our common shares is currently $0.01 per common share in order to enhance our liquidity until our leverage profile otherwise improves. At current interest rate levels, investors may expect a higher distribution rate than we are able to pay, which may increase our cost of capital, or they may sell our common shares and seek alternative investments with higher distribution rates. Sales of our common shares may cause a decline in the market price of our common shares;

- amounts outstanding under certain of our debt require interest to be paid at floating interest rates. High interest rates have significantly increased our borrowing costs with respect to our floating rate debt, including the costs of any required interest rate caps, which adversely affects our cash flows, our ability to pay principal and interest on our debt, our cost of refinancing our fixed rate debts when they become due and our ability to pay distributions to our shareholders. Additionally, we cannot be sure that our current or any future interest rate risk hedges will be effective or that our hedging counterparties will meet their obligations to us; and

- property values are often determined, in part, based upon a capitalization of rental income formula. When interest rates are high, such as they are currently, real estate transaction volumes slow due to increased borrowing costs and property investors often demand higher capitalization rates, which causes property values to decline. High interest rates could therefore lower the value of our properties and cause the value of our securities to decline.

Failure to hedge effectively against interest rate changes may adversely affect our results of operations.

We have purchased interest rate caps as required pursuant to the terms of certain of our debt, and we may elect or be required to use similar or other derivatives to manage our exposure to interest rate volatility on debt instruments in the future, including hedging for future debt issuances, as well as to increase our exposure to floating interest rates. There can be no assurance that any such hedging arrangements will have the desired beneficial impact, or that we will be able to purchase additional interest rate caps or similar or other derivatives in the future cost effectively or at all. Such arrangements, which can include a number of counterparties, may expose us to additional risks, including failure of any of our counterparties to perform under these contracts, and may involve extensive costs, such as transaction fees or breakage costs, if we terminate them. Hedging may reduce the overall returns on our investments, which could reduce our cash available for distribution to our shareholders. The REIT provisions of the IRC may limit our ability to utilize advantageous hedging techniques or cause us to implement some hedges through a TRS, which could further reduce our overall returns. In addition, under certain of our debt, failure to purchase an interest rate cap is an event of default, which would permit the lenders under such debt to demand immediate payment of such debt and sell the mortgaged properties securing such debt. Failure to hedge effectively against interest rate changes may materially adversely affect our financial condition, results of operations and cash flow.

We may be unable to grow our business by acquiring additional properties, and we might encounter unanticipated difficulties and expenditures relating to our acquired properties.

Our business plan includes the acquisition of additional properties. Our ability to make profitable acquisitions is subject to risks, including, but not limited to, risks associated with:

- the extent of our debt leverage;

- the availability, terms and cost of debt and equity capital;

- competition from other investors; and

- contingencies in our acquisition agreements.

These risks may limit our ability to grow our business by acquiring additional properties. In addition, we might encounter unanticipated difficulties and expenditures relating to our acquired properties. For example:

- notwithstanding pre-acquisition due diligence, we could acquire a property that contains undisclosed defects in design or construction or unknown liabilities, including those related to undisclosed environmental contamination, or our analyses and assumptions for the properties may prove to be incorrect;

- an acquired property may be located in a new market where we may face risks associated with investing in an unfamiliar market;

- the market in which an acquired property is located may experience unexpected changes that adversely affect the property's value; and

- property operating costs for our acquired properties may be higher than anticipated and our acquired properties may not yield expected returns.

For these reasons, among others, we might not realize the anticipated benefits of our acquisitions, and our business plan to acquire additional properties may not succeed or may cause us to experience losses.

A significant number of our properties are located on the island of Oahu, Hawaii, and we are exposed to risks as a result of this geographic concentration.

A significant number of our properties are located on the island of Oahu, Hawaii. This geographic concentration creates risks. For example, Oahu's remote location on a volcanic island makes our properties there vulnerable to certain risks from natural disasters, such as tsunamis, hurricanes, flooding, volcanic eruptions and earthquakes, as well as possible sea rise as a result of climate change, which could cause damage to our properties, affect our Hawaii tenants' abilities to pay rent to us and cause the values of our properties and our securities to decline. Further, the operating results and values of our Hawaii Properties are impacted by local market conditions, including economic downturns or a possible recession as a result of current inflationary conditions or otherwise, as well as possible government action that may limit our ability to increase rents.

Ownership of real estate is subject to environmental risks and liabilities.

Ownership of real estate is subject to risks associated with environmental hazards. Under various laws, owners as well as tenants of real estate may be required to investigate and clean up or remove hazardous substances present at or migrating from properties they own, lease or operate and may be held liable for property damage or personal injuries that result from hazardous substances. These laws also expose us to the possibility that we may become liable to government agencies or third parties for costs and damages they incur in connection with hazardous substances. The costs and damages that may arise from environmental hazards may be substantial and are difficult to assess and estimate for numerous reasons, including uncertainty about the extent of contamination, alternative treatment methods that may be applied, the location of the property which subjects it to differing local laws and regulations and their interpretations, as well as the time it may take to remediate contamination. In addition, these laws also impose various requirements regarding the operation and maintenance of properties and recordkeeping and reporting requirements relating to environmental matters that require us or the tenants of our properties to incur costs to comply with. Further, our debt agreements contain exceptions to the general non-recourse provisions that obligate us to indemnify the lenders for certain potential environmental losses relating to hazardous materials and violations of environmental law.

While our leases generally require our tenants to operate in compliance with applicable laws and to indemnify us against any environmental liabilities arising from their activities on our properties, applicable laws may make us subject to strict liability by virtue of our ownership interests. Also, our tenants may have insufficient financial resources to satisfy their indemnification obligations under our leases or they may resist doing so. Furthermore, such liabilities or obligations may affect the ability of some tenants to pay their rents to us. As of December 31, 2023, we had reserved approximately $6.8 million for potential environmental liabilities arising at our properties. We may incur substantial liabilities and costs for environmental matters.

We are subject to risks from adverse weather, natural disasters and adverse impacts from global climate change, and we incur significant costs and invest significant amounts with respect to these matters.

We are subject to risks and could be exposed to additional costs from adverse weather, natural disasters and adverse impacts from global climate change. For example, our properties could be severely damaged or destroyed from either singular extreme weather events (such as floods, storms and wildfires) or through long-term impacts of climatic conditions (such as precipitation frequency, weather instability and rise of sea levels). Such events could also adversely impact us or the tenants of our properties if we or they are unable to operate our or their businesses due to damage resulting from such events. Insurance may not adequately cover all losses sustained by us or the tenants of our properties. If we fail to adequately prepare for such events, our revenues, results of operations and financial condition may be impacted. In addition, we may incur significant costs in preparing for possible future climate change or in response to our tenants' requests for such investments and we may not realize desirable returns on those investments.

Our existing and any future joint ventures may limit our flexibility with jointly owned investments and we may not realize the benefits we expect from these arrangements.

We are party to joint ventures with institutional investors, and we may in the future sell or contribute additional properties to, or acquire, develop or recapitalize properties in, our existing or any future joint ventures. Our participation in joint ventures is subject to risks, including the following:

- we share approval rights over major decisions affecting the ownership or operation of the joint ventures and any property owned by the joint ventures;

- we may need to contribute additional capital in order to preserve, maintain or grow the joint ventures and their investments;

- joint venture investors may have economic or other business interests or goals that are inconsistent with our business interests or goals, which could affect our ability to lease, relet or operate properties owned by the joint ventures;

- our ability to sell our interest in, or sell additional properties to, the joint ventures, or the joint ventures' ability to sell additional interests of, or properties owned by, the joint ventures when we so desire are subject to the approval rights of the other joint venture investors under the terms of the agreements governing the joint ventures;

- joint venture investors may be subject to different laws or regulations than us, or may be structured differently than us for tax purposes, which could create conflicts of interest and/or affect our ability to maintain our qualification for taxation as a REIT; and

- disagreements with joint venture investors could result in litigation or arbitration that could be expensive and distracting to management and could delay important decisions.

Any of the foregoing risks could have a material adverse effect on our business, financial condition and results of operations. Further, these, similar, enhanced or additional risks, including possible mandatory capital contribution requirements, may apply to any future additional or amended joint ventures.

We may not succeed in selling properties or other assets we may identify for sale and any proceeds we may receive from sales we do complete may be less than expected, and we may incur losses with respect to any such sales.

We plan to selectively sell certain properties or other assets from time to time to reduce our leverage, fund capital expenditures and future acquisitions and strategically update, rebalance and reposition our investment portfolio. Certain of our debt agreements require lender approval to sell the properties securing the debt, which approval is subject to us meeting certain financial thresholds that are difficult to achieve in light of current market conditions, among other things. These requirements therefore restrict our ability to sell properties and reduce our leverage. Our ability to sell properties or other assets, including additional equity interests in our consolidated joint venture, and the prices we may receive for any such sales, may also be affected by various factors. In particular, these factors could arise from weaknesses in or a lack of established markets for the properties we may identify for sale, the availability of financing to potential purchasers on reasonable terms, changes in the financial condition of prospective purchasers for and the tenants of the properties, the terms of leases with tenants at certain of the properties, the characteristics, quality and prospects of the properties, the number of prospective purchasers, the number of competing properties in the market, unfavorable local, national or international economic conditions, such as high inflation, high interest rates, labor market challenges, supply chain challenges and economic downturns or a possible recession, and changes in laws, regulations or fiscal policies of jurisdictions in which the properties are located. For example, current market conditions have caused, and may continue to cause, increased capitalization rates which, together with high interest rates, has resulted in reduced commercial real estate transaction volume, and such conditions may continue or worsen. We may be prohibited from selling properties under provisions of our debt agreements or otherwise may not succeed in selling properties or other assets and any sales may be delayed or may not occur or, if sales do occur, the terms may not meet our expectations, and we may incur losses in connection with any sales. If we are unable to realize proceeds from the sale of assets sufficient to allow us to reduce our leverage to a level we, or possible financing sources, believe appropriate, we may be unable to fund capital expenditures or future acquisitions to grow our business. In addition, we may elect to change or abandon our strategy and forego or abandon property or other asset sales.

Insurance may not adequately cover our losses, and insurance costs may continue to increase.

Our tenants are generally responsible for the costs of insurance coverage for our properties and the operations conducted on them, including for casualty, liability, fire, extended coverage and rental or business interruption loss insurance. In the future, we may acquire properties for which we are responsible for the costs of insurance. In the past few years, the costs of insurance have increased significantly, and these increased costs have had an adverse effect on us and certain of our tenants. Increased insurance costs may adversely affect our applicable tenants' abilities to pay us rent or result in downward pressure on rents we can charge under new or renewed leases. Losses of a catastrophic nature, such as those caused by hurricanes, flooding, volcanic eruptions and earthquakes or losses as a result of outbreaks of pandemics or acts of terrorism, may be covered by insurance policies with limitations such as large deductibles or co-payments that we or a responsible tenant may not be able to pay. Insurance proceeds may not be adequate to restore an affected property to its condition prior to a loss or to compensate us for our losses, including lost revenues or other costs. Certain losses, such as losses we may incur as a result of known or unknown environmental conditions, are not covered by our insurance. Market conditions or our loss history may limit the scope of insurance or coverage available to us or our applicable tenants on economic terms. If we determine that an uninsured loss or a loss in excess of insured limits occurs and if we are not able to recover amounts from our applicable tenants for certain losses, we may have to incur uninsured costs to mitigate such losses or lose all or a portion of the capital invested in a property, as well as the anticipated future revenue from the property.

Changes in global supply chain conditions and emerging technologies may result in reduced demand for industrial and logistics properties.

In recent years, the global economy, including the U.S. economy, experienced supply chain disruptions due to the COVID-19 pandemic and related factors, and these supply chain challenges reduced the availability of goods and materials, which caused price inflation and increased the time from order to receipt of goods and materials. Although supply chain conditions have since stabilized, we cannot assure that there will not be future, similar supply chain disruptions. In addition, increasing market and government concerns about climate change may cause changes in the process for manufacturing, producing and transporting of goods and materials. Market and governmental responses to supply chain challenges and climate change could result in reduced transporting of goods and lower demand for industrial and logistics properties. For example, if increased nearshoring of manufacturing, decreased global trade and increased localization of commercial ecosystems occur, there may be reduced volume of, and travel distance for, transporting goods, which may reduce demand for our properties. In addition, emerging technologies could reduce the demand for industrial and logistics properties. For example, if 3D printing technology, which allows for more localized manufacture and production of products, expands and gains wide market acceptance, the demand for transporting and storing goods at our properties may decrease and other technological changes could be developed and adopted in the future that have a similar effect. If so, our properties may decline in value and our business, operations and financial condition could be adversely impacted.

Our quarterly cash distribution rate on our common shares is currently $0.01 per share and future distributions may remain at this level for an indefinite period or be eliminated and the form of payment could change.

During 2022, we reduced our quarterly cash distribution rate on our common shares to $0.01 per common share to enhance our liquidity until our leverage profile otherwise improves, subject to applicable REIT tax requirements; however:

- our ability to pay distributions to our shareholders or sustain the rate of distributions may continue to be adversely affected if any of the risks described in this Annual Report on Form 10-K occur, including any negative impact caused by current market and economic conditions, such as high interest rates, prolonged high inflation and economic downturns or a possible recession, on our business, results of operations and liquidity; and

- the timing and amount of any distributions will be determined at the discretion of our Board of Trustees and will depend on various factors that our Board of Trustees deems relevant, including, but not limited to, our funds from operations, or FFO, attributable to common shareholders, normalized funds from operations, or Normalized FFO, attributable to common shareholders, requirements to maintain our qualification for taxation as a REIT, limitations in our debt agreements, the availability to us of debt and equity capital, our distribution rate as a percentage of the trading price of our common shares, or dividend yield, our dividend yield compared to the dividend yields of other industrial REITs, our expectation of our future capital requirements and operating performance and our expected needs for and availability of cash to pay our obligations.

For these reasons, among others, our distribution rate may not increase for an indefinite period or we may cease paying distributions to our shareholders.

Further, in order to preserve liquidity, we may elect to, in part, pay distributions to our shareholders in a form other than cash, such as issuing additional common shares to our shareholders, as permitted by the applicable tax rules.

RMR relies on information technology and systems in providing services to us, and any material failure, inadequacy, interruption or security breach of that technology or those systems could materially harm us.

RMR relies on information technology and systems, including the Internet and cloud-based infrastructures and services, commercially available software and its internally developed applications, to process, transmit, store and safeguard information and to manage or support a variety of its business processes (including managing our building systems), including financial transactions and maintenance of records, which may include personal identifying information of employees, tenants and guarantors and lease data. If we or our third party vendors experience material security or other failures, inadequacies or interruptions in our or their information technology and systems, we could incur material costs and losses and our operations could be disrupted. RMR takes various actions, and incurs significant costs, to maintain and protect the operation and security of information technology and systems, including the data maintained in those systems. However, these measures may not prevent the systems' improper functioning or a compromise in security, such as in the event of a cyberattack or the improper disclosure of personally identifiable information.

Security breaches, computer viruses, attacks by hackers, online fraud schemes and similar breaches have created and can create significant system disruptions, shutdowns, fraudulent transfer of assets or unauthorized disclosure of confidential information. The risk of a security breach or disruption, particularly through cyberattack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the intensity and sophistication of attempted attacks and intrusions from around the world have increased. The cybersecurity risks to us or our third party vendors are heightened by, among other things, the evolving nature of the threats faced, advances in computer capabilities, new discoveries in the field of cryptography and new and increasingly sophisticated methods used to perpetrate illegal or fraudulent activities, including cyberattacks, email or wire fraud and other attacks exploiting security vulnerabilities in RMR's or other third parties' information technology networks and systems or operations. Although most of RMR's staff returned to its offices during the pandemic, flexible working arrangements have resulted in a higher extent of remote working than it experienced prior to the pandemic. This and other possible changing work practices have adversely impacted, and may in the future adversely impact, RMR's ability to maintain the security, proper function and availability of its information technology and systems since remote working by its employees could strain its technology resources and introduce operational risk, including heightened cybersecurity risk. Remote working environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts that have sought, and may seek, to exploit remote working environments. In addition, RMR's data security, data privacy, investor reporting and business continuity processes could be impacted by a third party's inability to perform in a remote work environment or by the failure of, or attack on, their information systems and technology. Any failure by RMR or other third party vendors to maintain the security, proper function and availability of

RMR's information technology and systems could result in financial losses, interrupt our operations, damage our reputation, cause us to be in default of material contracts and subject us to liability claims or regulatory penalties, any of which could materially and adversely affect our business and the value of our securities.

Sustainability initiatives, requirements and market expectations may impose additional costs and expose us to new risks.

There continues to be increased focus from regulators, investors, tenants and other stakeholders concerning corporate sustainability. The SEC is considering climate change related regulations and certain states have enacted climate focused disclosure laws and we may incur significant costs in compliance with such rules. Some investors may use ESG factors to guide their investment strategies and, in some cases, may choose not to invest in us, or otherwise do business with us, if they believe our or RMR's policies relating to corporate sustainability are inadequate. Third party providers of corporate sustainability ratings and reports on companies have increased in number, resulting in varied and, in some cases, inconsistent standards. In addition, the criteria by which companies' corporate sustainability practices are assessed are evolving, which could result in greater expectations of us and RMR and cause us and RMR to undertake costly initiatives to satisfy such new criteria. Alternatively, if we or RMR elect not to or are unable to satisfy such new criteria or do not meet the criteria of a specific third party provider, some investors may conclude that our or RMR's policies with respect to corporate sustainability are inadequate. Pursuant to RMR's zero emissions goal, RMR has pledged to reduce its Scope 1 and 2 emissions to net zero by 2050 with a 50% reduction commitment by 2030 from a 2019 baseline. We and RMR may face reputational damage in the event that our or their corporate sustainability procedures or standards do not meet the goals that we or RMR have set or the standards set by various constituencies. If we and RMR fail to comply with ESG related regulations and to satisfy the expectations of investors and our tenants and other stakeholders or our or RMR's announced goals and other initiatives are not executed as planned, our and RMR's reputation could be adversely affected, and our revenues, results of operations and ability to grow our business may be negatively impacted. In addition, we may incur significant costs in attempting to comply with regulatory requirements, ESG policies or third party expectations or demands.

Risks Related to Our Relationships with RMR

We are dependent upon RMR to manage our business and implement our growth strategy.

We have no employees. Personnel and services that we require are provided to us by RMR pursuant to our management agreements with RMR. Our ability to achieve our business objectives depends on RMR and its ability to effectively manage our properties, to appropriately identify and complete our acquisitions and dispositions and to execute our growth strategy. Accordingly, our business is dependent upon RMR's business contacts, its ability to successfully hire, train, supervise and manage its personnel and its ability to maintain its operating systems. If we lose the services provided by RMR or its key personnel, our business and growth prospects may decline. We may be unable to duplicate the quality and depth of management available to us by becoming internally managed or by hiring another manager. In the event RMR is unwilling or unable to continue to provide management services to us, our cost of obtaining substitute services may be greater than the fees we pay RMR under our management agreements, and as a result our expenses may increase.

RMR has broad discretion in operating our day to day business.

Our manager, RMR, is authorized to follow broad operating and investment guidelines and, therefore, has discretion in identifying the properties that will be appropriate investments for us, as well as our individual operating and investment decisions. Our Board of Trustees periodically reviews our operating and investment guidelines and our operating activities and investments but it does not review or approve each decision made by RMR on our behalf. In addition, in conducting periodic reviews, our Board of Trustees relies primarily on information provided to it by RMR. RMR may exercise its discretion in a manner that results in investment returns that are substantially below expectations or that results in losses.

Our management structure and agreements and relationships with RMR and RMR's and its controlling shareholder's relationships with others may create conflicts of interest, or the perception of such conflicts, and may restrict our investment activities.

RMR is a majority owned subsidiary of RMR Inc. The Chair of our Board of Trustees and one of our Managing Trustees, Adam D. Portnoy, is the sole trustee, an officer and the controlling shareholder of ABP Trust, which is the controlling shareholder of RMR Inc., chair of the board of directors, a managing director and the president and chief executive officer of RMR Inc. and an officer and employee of RMR. RMR or its subsidiaries also act as the manager to certain other Nasdaq listed companies and private companies, and Mr. Portnoy serves as a managing trustee, director or trustee, as applicable, of those companies, and as chair of the board of trustees of those Nasdaq listed companies.

Matthew P. Jordan, our other Managing Trustee, is an executive vice president and the chief financial officer and treasurer of RMR Inc. and an officer and employee of RMR, and Yael Duffy, our President and Chief Operating Officer, and Tiffany R. Sy, our Chief Financial Officer and Treasurer, are also officers and employees of RMR. Mr. Jordan is also a managing trustee of Seven Hills Realty Trust, or SEVN, and Ms. Duffy is also the president and chief operating officer of Office Properties Income Trust, or OPI. Messrs. Portnoy and Jordan and Mses. Duffy and Sy have duties to RMR, Mr. Jordan has duties to SEVN and Ms. Duffy has duties to OPI, as well as to us, and we do not have their undivided attention. They and other RMR personnel may have conflicts in allocating their time and resources between us and RMR and other companies to which RMR or its subsidiaries provide services. Some of our Independent Trustees also serve as independent trustees of other public companies to which RMR or its subsidiaries provide management services.

In addition, we may in the future enter into additional transactions with RMR, its affiliates or entities managed by it or its subsidiaries. In addition to his investments in RMR Inc. and RMR, Mr. Portnoy holds equity investments in other companies to which RMR or its subsidiaries provide management services and some of these companies have significant cross ownership interests. Our executive officers also own equity investments in other companies to which RMR or its subsidiaries provide management services. These multiple responsibilities, relationships and cross ownerships may give rise to conflicts of interest or the perception of such conflicts of interest with respect to matters involving us, RMR Inc., RMR, our Managing Trustees, the other companies to which RMR or its subsidiaries provide management services and their related parties. Conflicts of interest or the perception of conflicts of interest could have a material adverse impact on our reputation, business and the market price of our common shares and other securities and we may be subject to increased risk of litigation as a result.

In our management agreements with RMR, we acknowledge that RMR may engage in other activities or businesses and act as the manager to any other person or entity (including other REITs) even though such person or entity has investment policies and objectives similar to our policies and objectives and we are not entitled to preferential treatment in receiving information, recommendations and other services from RMR. Accordingly, we may lose investment opportunities to, and may compete for tenants with, other businesses managed by RMR or its subsidiaries, including our existing and any future joint ventures. We cannot be sure that our Code of Conduct or our governance guidelines, or other procedural protections we adopt will be sufficient to enable us to identify, adequately address or mitigate actual or alleged conflicts of interest or ensure that our transactions with related persons are made on terms that are at least as favorable to us as those that would have been obtained with an unrelated person.

Our management agreements with RMR were not negotiated on an arm's length basis and their fee and expense structure may not create proper incentives for RMR, which may increase the risk of an investment in our common shares.

As a result of our relationships with RMR and its current and former controlling shareholder(s), our management agreements with RMR were not negotiated on an arm's length basis between unrelated parties, and therefore the terms, including the fees payable to RMR, may be different from those negotiated on an arm's length basis between unrelated parties. Our property management fees are calculated based on rents we receive and we also pay RMR construction supervision fees for construction at our properties overseen and managed by RMR, and our base business management fee is calculated based upon the lower of the historical costs of our real estate investments and our market capitalization. We pay RMR substantial base management fees regardless of our financial results. These fee arrangements could incentivize RMR to pursue acquisitions, capital transactions, tenancies and construction projects or to avoid disposing of our assets in order to increase or maintain its management fees and might reduce RMR's incentive to devote its time and effort to seeking investments that provide attractive returns for us. If we do not effectively manage our investment, disposition and capital transactions and leasing, construction and other property management activities, we may pay increased management fees without proportional benefits to us. In addition, we are obligated under our management agreements to reimburse RMR for employment and related expenses of RMR's employees assigned to work exclusively or partly at our properties, our share of the wages, benefits and other related costs of RMR's centralized accounting personnel, our share of RMR's costs for providing our internal audit function and as otherwise agreed. We are also required to pay for third party costs incurred with respect to us. Our obligation to reimburse RMR for certain of its costs and to pay third party costs may reduce RMR's incentive to efficiently manage those costs, which may increase our costs.

The termination of our management agreements with RMR may require us to pay a substantial termination fee, including in the case of a termination for unsatisfactory performance, which may limit our ability to end our relationship with RMR.

The terms of our management agreements with RMR automatically extend on December 31 of each year so that such terms thereafter end on the 20th anniversary of the date of the extension. We have the right to terminate these agreements: (1) at any time on 60 days' written notice for convenience, (2) immediately upon written notice for cause, as defined in the agreements, (3) on written notice given within 60 days after the end of any applicable calendar year for a performance reason, as defined in the agreements, and (4) by written notice during the 12 months following a manager change of control, as defined in the agreements. However, if we terminate a management agreement for convenience, or if RMR terminates a management agreement with us for good reason, as defined in such agreement, we are obligated to pay RMR a termination fee in an amount equal to the sum of the present values of the monthly future fees, as defined in the applicable agreement, payable to RMR for the term that was remaining before such termination, which, depending on the time of termination, would be between 19 and 20 years. Additionally, if we terminate a management agreement for a performance reason, as defined in the agreement, we are obligated to pay RMR the termination fee calculated as described above, but assuming a remaining term of 10 years. These provisions substantially increase the cost to us of terminating the management agreements without cause, which may limit our ability to end our relationship with RMR as our manager. The payment of the termination fee could have a material adverse effect on our financial condition, including our ability to pay distributions to our shareholders.

Our management arrangements with RMR may discourage a change of control of us.

Our management agreements with RMR have continuing 20 year terms that renew annually. As noted in the preceding risk factor, if we terminate either of these management agreements other than for cause or upon a change of control of our manager, we are obligated to pay RMR a substantial termination fee. For these reasons, our management agreements with RMR may discourage a change of control of us, including a change of control which might result in payment of a premium for our common shares.

We are party to transactions with related parties that may increase the risk of allegations of conflicts of interest.

We are party to transactions with related parties, including with entities controlled by Adam D. Portnoy or to which RMR or its subsidiaries provide management services. Our agreements with related parties or in respect of transactions among related parties may not be on terms as favorable to us as they would have been if they had been negotiated among unrelated parties. Our shareholders or the shareholders of RMR Inc. or other related parties may challenge such related party transactions. If any challenges to related party transactions were to be successful, we might not realize the benefits expected from the transactions being challenged. Moreover, any such challenge could result in substantial costs and a diversion of our management's attention, could have a material adverse effect on our reputation, business and growth and could adversely affect our ability to realize the benefits expected from the transactions, whether or not the allegations have merit or are substantiated.

We may be at an increased risk for dissident shareholder activities due to perceived conflicts of interest arising from our management structure and relationships.

Companies with business dealings with related persons and entities may more often be the target of dissident shareholder trustee nominations, dissident shareholder proposals and shareholder litigation alleging conflicts of interest in their business dealings. The various relationships noted above may precipitate such activities. Certain proxy advisory firms which have significant influence over the voting by shareholders of public companies have, in the past, recommended, and in the future may recommend, that shareholders withhold votes for the election of our incumbent Trustees, vote against other management proposals or vote for shareholder proposals that we oppose. These recommendations by proxy advisory firms have affected past Board of Trustees elections, and similar recommendations in the future would likely affect the outcome of future Board of Trustees elections or other shareholder votes, which may increase shareholder activism and litigation. These activities, if instituted against us, could result in substantial costs and diversion of our management's attention and could have a material adverse impact on our reputation and business.

Risks Related to Our Organization and Structure

We may change our operational, financing and investment policies without shareholder approval, which may increase our risk of default under our debt obligations.

Our Board of Trustees determines our operational, financing and investment policies and may amend or revise our policies, including our policies with respect to our intention to remain qualified for taxation as a REIT, acquisitions, dispositions, growth, operations, indebtedness, capitalization and distributions, or approve transactions that deviate from these policies, without a vote of, or notice to, our shareholders. Policy changes could adversely affect the market price of our common shares and our ability to pay distributions to our shareholders. Further, our organizational documents do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur; however, our current leverage effectively limits us from incurring additional debt at this time. Our Board of Trustees may alter or eliminate our current policy on borrowing at any time without shareholder approval. Higher leverage results in increased debt service costs and also increases the risk of default on our obligations. In addition, a change in our investment policies, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to interest rate risk, real estate market fluctuations and liquidity risk.

Ownership limitations and certain provisions in our declaration of trust, bylaws and agreements, as well as certain provisions of Maryland law, may deter, delay or prevent a change in our control or unsolicited acquisition proposals.

Our declaration of trust prohibits any shareholder, other than RMR and its affiliates (as defined under Maryland law) and certain persons who have been exempted by our Board of Trustees, from owning, directly and by attribution, more than 9.8% of the number or value of shares (whichever is more restrictive) of any class or series of our outstanding shares of beneficial interest, including our common shares. This provision of our declaration of trust is intended to, among other purposes, assist with our REIT compliance under the IRC and otherwise promote our orderly governance. However, this provision may also inhibit acquisitions of a significant stake in us and may deter, delay or prevent a change in control of us or unsolicited acquisition proposals that a shareholder may consider favorable. Additionally, provisions contained in our declaration of trust and bylaws or under Maryland law may have a similar impact, including, for example, provisions relating to:

- limitations on shareholder voting rights with respect to certain actions that are not approved by our Board of Trustees;

- the authority of our Board of Trustees, and not our shareholders, to adopt, amend or repeal our bylaws and to fill vacancies on our Board of Trustees;

- shareholder voting standards which require a supermajority of shares for approval of certain actions;

- the fact that only our Board of Trustees, or, if there are no Trustees, our officers, may call shareholder meetings and that shareholders are not entitled to act without a meeting;

- required qualifications for an individual to serve as a Trustee and a requirement that certain of our Trustees be "Managing Trustees" and other Trustees be "Independent Trustees", as defined in our governing documents;

- limitations on the ability of our shareholders to propose nominees for election as Trustees and propose other business to be considered at a meeting of our shareholders;

- limitations on the ability of our shareholders to remove our Trustees;

- the authority of our Board of Trustees to create and issue new classes or series of shares (including shares with voting rights and other rights and privileges that may deter a change in control) and issue additional common shares;

- restrictions on business combinations between us and an interested shareholder that have not first been approved by our Board of Trustees (including a majority of Trustees not related to the interested shareholder); and

- the authority of our Board of Trustees, without shareholder approval, to implement certain takeover defenses.

As changes occur in the marketplace for corporate governance policies, the above provisions may change, be removed, or new ones may be added.

Our rights and the rights of our shareholders to take action against our Trustees and officers are limited.

Our declaration of trust limits the liability of our Trustees and officers to us and our shareholders for money damages to the maximum extent permitted under Maryland law. Under current Maryland law, our Trustees and officers will not have any liability to us and our shareholders for money damages other than liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or

- active and deliberate dishonesty by the Trustee or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our declaration of trust and indemnification agreements require us to indemnify to the maximum extent permitted by Maryland law, any present or former Trustee or officer who is made or threatened to be made a party to a proceeding by reason of his or her service in these and certain other capacities. In addition, we may be obligated to pay or reimburse the expenses incurred by our present and former Trustees and officers without requiring a preliminary determination of their ultimate entitlement to indemnification.

As a result of these limitations on liability and indemnification obligations, we and our shareholders may have more limited rights against our present and former Trustees and officers than might exist with other companies, which could limit shareholder recourse in the event of actions which some shareholders may believe are not in our best interest.

Disputes with RMR may be referred to mandatory arbitration proceedings, which follow different procedures than in-court litigation and may be more restrictive to those asserting claims than in-court litigation.

Our agreements with RMR provide that any dispute arising thereunder will be referred to mandatory, binding and final arbitration proceedings if we, or any other party to such dispute, unilaterally so demands. As a result, we and our shareholders would not be able to pursue litigation in state or federal court against RMR if we or any other parties against whom the claim is made unilaterally demands the matter be resolved by arbitration. In addition, the ability to collect attorneys' fees or other damages may be limited in the arbitration proceedings, which may discourage attorneys from agreeing to represent parties wishing to bring such litigation.

Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain actions and proceedings that may be initiated by our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our Trustees, officers, manager or other agents.

Our bylaws currently provide that the Circuit Court for Baltimore City, Maryland will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim for breach of a fiduciary duty owed by any of our Trustees, officers, manager or other agents to us or our shareholders; (3) any action asserting a claim against us or any of our Trustees, officers, manager or other agents arising pursuant to Maryland law, our declaration of trust or bylaws brought by or on behalf of a shareholder, either on such shareholder's own behalf, on our behalf or on behalf of any series or class of shares of beneficial interest of ours or by our shareholders against us or any of our Trustees, officers, manager or other agents, including any disputes, claims or controversies relating to the meaning, interpretation, effect, validity, performance or enforcement of our declaration of trust or bylaws; or (4) any action asserting a claim against us or any of our Trustees, officers, manager or other agents that is governed by the internal affairs doctrine of the State of Maryland. The exclusive forum provision of our bylaws does not apply to any action for which the Circuit Court for Baltimore City, Maryland does not have jurisdiction. The exclusive forum provision of our bylaws does not establish exclusive jurisdiction in the Circuit Court for Baltimore City, Maryland for claims that arise under the Securities Act, the Exchange Act or other federal securities laws if there is exclusive or concurrent jurisdiction in the federal courts. Any person or entity purchasing or otherwise acquiring or holding any interest in our shares of beneficial interest shall be deemed to have notice of and to have consented to these provisions of our bylaws, as they may be amended from time to time. The exclusive forum provision of our bylaws may limit a shareholder's ability to bring a claim in a judicial forum that the shareholder believes is favorable for disputes with us or our Trustees, officers, manager or other agents, which may discourage lawsuits against us and our Trustees, officers, manager or other agents.

Risks Related to Our Taxation

Our failure to remain qualified for taxation as a REIT under the IRC could have significant adverse consequences.

As a REIT, we generally do not pay federal or most state income taxes as long as we distribute all of our REIT taxable income and meet other qualifications set forth in the IRC. However, actual qualification for taxation as a REIT under the IRC depends on our satisfying complex statutory requirements, for which there are only limited judicial and administrative interpretations. We believe that we have been organized and have operated, and will continue to be organized and to operate, in a manner that qualified and will continue to qualify us to be taxed as a REIT under the IRC. However, we cannot be sure that the IRS, upon review or audit, will agree with this conclusion. Furthermore, we cannot be sure that the federal government, or any state or other taxation authority, will continue to afford favorable income tax treatment to REITs and their shareholders.

Maintaining our qualification for taxation as a REIT under the IRC will require us to continue to satisfy tests concerning, among other things, the nature of our assets, the sources of our income and the amounts we distribute to our shareholders. In order to meet these requirements, it may be necessary for us to sell or forgo attractive investments.

If we cease to qualify for taxation as a REIT under the IRC, then our ability to raise capital might be adversely affected, we will be in breach under our credit agreement, we may be subject to material amounts of federal and state income taxes, our cash available for distribution to our shareholders could be reduced, and the market price of our common shares could decline. In addition, if we lose or revoke our qualification for taxation as a REIT under the IRC for a taxable year, we will generally be prevented from requalifying for taxation as a REIT for the next four taxable years.

Distributions to shareholders generally will not qualify for reduced tax rates applicable to "qualified dividends."

Dividends payable by U.S. corporations to noncorporate shareholders, such as individuals, trusts and estates, are generally eligible for reduced federal income tax rates applicable to "qualified dividends." Distributions paid by REITs generally are not treated as "qualified dividends" under the IRC and the reduced rates applicable to such dividends do not generally apply. However, for tax years beginning before 2026, REIT dividends paid to noncorporate shareholders are generally taxed at an effective tax rate lower than applicable ordinary income tax rates due to the availability of a deduction under the IRC for specified forms of income from passthrough entities. More favorable rates will nevertheless continue to apply to regular corporate "qualified" dividends, which may cause some investors to perceive that an investment in a REIT is less attractive than an investment in a non-REIT entity that pays dividends, thereby reducing the demand and market price of our common shares.

REIT distribution requirements could adversely affect us and our shareholders.

We generally must distribute annually at least 90% of our REIT taxable income, subject to specified adjustments and excluding any net capital gain, in order to maintain our qualification for taxation as a REIT under the IRC. To the extent that we satisfy this distribution requirement, federal corporate income tax will not apply to the earnings that we distribute, but if we distribute less than 100% of our REIT taxable income, then we will be subject to federal corporate income tax on our undistributed taxable income. We intend to pay distributions to our shareholders to comply with the REIT requirements of the IRC. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay to our shareholders in a calendar year is less than a minimum amount specified under federal tax laws.

From time to time, we may generate taxable income greater than our income for financial reporting purposes prepared in accordance with U.S. generally accepted accounting principles, or GAAP, or differences in timing between the recognition of taxable income and the actual receipt of cash may occur. If we do not have other funds available in these situations, among other things, we may borrow funds on unfavorable terms, sell investments at disadvantageous prices or distribute amounts that would otherwise be invested in future acquisitions in order to pay distributions sufficient to enable us to distribute enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our shareholders' equity. Thus, compliance with the REIT distribution requirements may hinder our ability to grow, which could cause the market price of our common shares to decline.

Even if we remain qualified for taxation as a REIT under the IRC, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT under the IRC, we may be subject to federal, state and local taxes on our income and assets, including taxes on any undistributed income, excise taxes, state or local income, property and transfer taxes, and other taxes. Also, some jurisdictions may in the future limit or eliminate favorable income tax deductions, including the dividends paid deduction, which could increase our income tax expense.

In addition, in order to meet the requirements for qualification and taxation as a REIT under the IRC, prevent the recognition of particular types of non-cash income, or avert the imposition of a 100% tax that applies to specified gains derived by a REIT from dealer property or inventory, we may hold or dispose of some of our assets and conduct some of our operations through our TRSs or other subsidiary corporations that will be subject to corporate level income tax at regular rates. In addition, while we intend that our transactions with our TRSs will be conducted on arm's length bases, we may be subject to a 100% excise tax on a transaction that the IRS or a court determines was not conducted at arm's length. Any of these taxes would decrease cash available for distribution to our shareholders.

We may incur adverse tax consequences as a result of our acquisition of MNR.

As a successor to MNR, we or one of our joint ventures may face liability stemming from the tax liabilities (including penalties and interest) of MNR and its subsidiaries. These liabilities and our efforts to remedy any tax dispute relating to these acquired entities could have a material adverse effect on our financial condition and results of operations.

Legislative or other actions affecting REITs could materially and adversely affect us and our shareholders.

The rules dealing with U.S. federal, state, and local taxation are constantly under review by persons involved in the legislative process and by the IRS, the U.S. Department of the Treasury and other taxation authorities. Changes to the tax laws, with or without retroactive application, could materially and adversely affect us and our shareholders. We cannot predict how changes in the tax laws might affect us or our shareholders. New legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to remain qualified for taxation as a REIT or the tax consequences of such qualification to us and our shareholders.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We rely on the information technology and systems maintained by our manager, RMR, and rely on our manager to identify and manage material risks from cybersecurity threats. RMR takes various actions, and incurs significant costs, to maintain and protect the operation and security of information technology and systems, including the data maintained in those systems. Our Audit Committee oversees cybersecurity matters, including the material risks related thereto, and regularly receives updates from RMR's chief information officer regarding the development and advancement of its cybersecurity strategy, as well as the related risks. In the event of a cybersecurity incident, RMR has a detailed incident response plan in place for contacting authorities and informing key stakeholders, including our management. We have not been materially affected and do not believe we are reasonably likely to be materially affected by any risks from cybersecurity threats, including as a result of previous incidents.

Item 2.   Properties

As of December 31, 2023, our portfolio was comprised of 411 properties containing approximately 59,951,000 rentable square feet located in 39 states, including 226 buildings, leasable land parcels and easements containing approximately 16,729,000 rentable square feet located on the island of Oahu, Hawaii and 185 properties containing approximately 43,222,000 rentable square feet located in 38 other states in the mainland United States. Most of our Hawaii Properties are lands leased to industrial and commercial tenants, many of which own buildings and operate their businesses on our lands. As of December 31, 2023, our Mainland Properties included 94 properties that we own in a consolidated joint venture in which we own 61% equity interest.

The following table provides certain information about our properties as of December 31, 2023 (dollars in thousands):

State	Number of Properties	Undepreciated Carrying Value[1]	Depreciated Carrying Value[1]	Encumbrances[2]
Alabama	4	$ 126,874	$ 119,402	$ 93,008
Arizona	1	31,518	29,050	23,500
Arkansas	1	4,385	3,608	4,240
Colorado	7	78,754	70,195	88,170
Connecticut	3	21,843	17,573	19,533
Florida	15	360,722	340,803	296,191
Georgia	8	393,931	375,536	201,780
Hawaii	226	637,049	609,808	862,930
Idaho	1	5,216	4,181	5,480
Illinois	11	130,537	122,071	92,705
Indiana	9	348,421	322,604	236,897
Iowa	4	30,062	20,744	31,269
Kansas	5	137,102	129,552	97,695
Kentucky	4	113,026	105,756	89,435
Louisiana	3	44,185	39,763	31,096
Maryland	2	106,799	89,562	108,690
Michigan	5	166,479	151,206	98,240
Minnesota	3	32,316	28,374	33,296
Mississippi	4	91,442	86,122	51,164
Missouri	7	70,723	65,012	53,421
Nebraska	2	17,959	15,581	19,130
Nevada	2	36,648	30,466	43,330
New Hampshire	1	49,213	43,356	72,550
New Jersey	4	215,046	196,859	134,599
New York	5	79,030	71,738	70,203
North Carolina	5	173,978	165,331	109,765
North Dakota	1	3,923	3,204	3,180
Ohio	20	448,931	407,112	332,539
Oklahoma	6	101,804	96,320	81,451
Pennsylvania	3	54,049	50,877	33,985
South Carolina	10	307,672	274,844	297,620
South Dakota	1	17,402	15,399	18,750
Tennessee	6	184,259	161,921	181,218
Texas	10	293,618	278,574	210,778
Utah	2	22,825	20,740	24,490
Vermont	1	48,563	46,525	40,965
Virginia	6	123,964	105,663	104,689
Washington	1	30,134	28,932	11,380
Wisconsin	2	29,150	27,734	16,582
Total	411	$5,169,552	$4,772,098	$4,325,944

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(1) Excludes the value of real estate related intangibles.

(2) Certain of our properties are encumbered by mortgage debts. For purposes of this table, the total principal balance of a mortgage debt that is secured by certain of our properties is allocated among such properties based on each property's balance as stated in the applicable loan agreements.

For more information regarding our mortgages and our joint ventures, see Notes 3 and 5 to our consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

Item 3.   Legal Proceedings

From time to time, we may become involved in litigation matters incidental to the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, we are currently not a party to any litigation which we expect to have a material adverse effect on our business.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common shares are traded on Nasdaq (symbol: ILPT).

As of February 15, 2024, there were 1,711 shareholders of record of our common shares, although there is a larger number of beneficial owners.

Issuer purchases of equity securities. The following table provides information about our purchases of our equity securities during the quarter ended December 31, 2023:

Calendar Month	Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans of Programs	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
December 1, 2023–December 31, 2023	436	$3.92	—	$—
Total	436	$3.92	—	$—

(1) These common share withholdings and purchases were made to satisfy tax withholding and payment obligations of a former employee of RMR in connection with the vesting of prior awards of our common shares. We withheld and purchased these common shares at their fair market value based upon the trading price of our common shares at the close of trading on Nasdaq on the purchase date.

Our current cash distribution rate to common shareholders is $0.01 per share per quarter, or $0.04 per share per year. However, the timing, amount and form of future distributions will be determined at the discretion of our Board of Trustees and will depend upon various factors that our Board of Trustees deems relevant, including, but not limited to, our FFO attributable to common shareholders, our Normalized FFO attributable to common shareholders, requirements to maintain our qualification for taxation as a REIT, limitations in our debt agreements, the availability to us of debt and equity capital, our dividend yield, our dividend yield compared to the dividend yields of other industrial REITs, our expectation of our future capital requirements and operating performance and our expected needs for and availability of cash to pay our obligations. Therefore, we cannot be sure that we will continue to pay distributions in the future or that the amount of any distributions we do pay will not decrease.

Item 6. [*Reserved.*]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with our consolidated financial statements and accompanying notes included in Part IV, Item 15 of this Annual Report on Form 10-K.

OVERVIEW (dollars in thousands, except per square foot data)

We are a REIT organized under Maryland law. As of December 31, 2023, our portfolio was comprised of 411 properties containing approximately 59,951,000 rentable square feet located in 39 states, including 226 buildings, leasable land parcels and easements containing approximately 16,729,000 rentable square feet located on the island of Oahu, Hawaii, and 185 properties containing approximately 43,222,000 rentable square feet located in 38 other states. As of December 31, 2023, our properties were approximately 98.8% leased to 303 tenants with a weighted average remaining lease term (by annualized rental revenues) of approximately 8.1 years. As of December 31, 2023, our properties included 94 properties in which we owned a 61% equity interest located in 27 states containing approximately 20,981,000 rentable square feet that were 99.2% leased with an average remaining lease term (based on annualized rental revenues) of approximately 7.1 years. As of December 31, 2023, we also owned a 22% equity interest in the unconsolidated joint venture.

During 2023, our rental income and net operating income, or NOI, increased as compared to the prior year as a result of the Merger completed in February 2022 and from leasing activity and rent resets at our properties. Long-term e-commerce trends and supply chain resiliency have resulted in high occupancy and increases in rents. We believe customer service expectations, growth in the number of households and demand for supply chain resiliency will keep demand for industrial properties strong for the foreseeable future. However, inflationary pressures and high interest rates in the United States and globally, and global geopolitical hostilities and tensions, have given rise to economic uncertainty and have caused disruptions in the financial markets. These conditions have increased our cost of capital and negatively impacted our ability to reduce our leverage. An economic recession, or continued or intensified disruptions in the financial markets, could adversely affect our financial condition and that of our tenants, could adversely impact the ability or willingness of our tenants to renew our leases or pay rent to us, may restrict our access to and would likely increase our cost of capital, may impact our ability to sell properties and may cause the values of our properties and of our common shares or other securities to decline.

Property Operations

Occupancy data for our properties as of December 31, 2023 and 2022 were as follows:

	All Properties as of December 31,		Comparable Properties as of December 31,[1]	
	2023	2022	2023	2022
Total properties	411	413	286	286
Total rentable square feet (in thousands)[2]	59,951	59,983	33,980	33,980
Percent leased[3]	98.8%	99.1%	98.7%	99.1%

(1) Consists of properties that we owned continuously since January 1, 2022.

(2) Subject to modest adjustments when space is remeasured or reconfigured for new tenants and when land leases are converted to building leases.

(3) Leased square feet is pursuant to existing leases as of December 31, 2023, and includes space being fitted out for occupancy, if any, and space which is leased but is not occupied.

The average effective rental rates per square foot represents total rental income divided by the average rentable square feet leased during the periods specified for our properties. For the years ended December 31, 2023 and 2022, the average effective rental rates per square foot of our properties were as follows:

	Year Ended December 31,	
	2023	2022
All properties	$7.39	$7.01
Comparable properties[1]	$6.77	$6.45

(1) Consists of properties that we owned continuously since January 1, 2022.

During the year ended December 31, 2023, we entered into new and renewal leases as summarized in the following table:

| | Year Ended December 31, 2023 | | |
	New Leases	Renewals	Totals
Square feet leased during the period (in thousands)	870	4,112	4,982
Weighted average rental rate change (by rentable square feet)	33.9%	17.6%	19.9%
Weighted average lease term by square feet (years)	8.9	7.2	7.5
Total leasing costs and concession commitments[1]	$4,748	$6,175	$10,923
Total leasing costs and concession commitments per square foot[1]	$ 5.46	$ 1.50	$ 2.19
Total leasing costs and concession commitments per square foot per year[1]	$ 0.61	$ 0.21	$ 0.29

(1) Includes commitments made for leasing expenditures and concessions, such as leasing commissions, tenant improvements or other tenant inducements.

During the year ended December 31, 2023, we completed rent resets for approximately 420,000 square feet of land at our Hawaii Properties at rental rates that were 29.6% higher than prior rental rates.

As of December 31, 2023, our lease expirations by year were as follows (square feet in thousands):

Year	No. of Leases	Leased Square Feet Expiring[1]	% of Total Leased Square Feet Expiring[1]	Cumulative % of Total Square Feet Expiring[1]	Annualized Rental Revenues Expiring[2]	% of Total Annualized Rental Revenues Expiring[2]	Cumulative % of Total Annualized Rental Revenues Expiring[2]
2024	40	5,070	8.6%	8.6%	$ 24,239	5.6%	5.6%
2025	36	5,015	8.5%	17.1%	28,846	6.6%	12.2%
2026	31	4,128	7.0%	24.1%	28,571	6.6%	18.8%
2027	38	8,738	14.7%	38.8%	52,823	12.2%	31.0%
2028	42	6,165	10.4%	49.2%	45,765	10.5%	41.5%
Thereafter	204	30,133	50.8%	100.0%	254,255	58.5%	100.0%
Total	391	59,249	100.0%		$434,499	100.0%	
Weighted average remaining lease term (in years)		7.0			8.1		

(1) Leased square feet is pursuant to existing leases as of December 31, 2023 and includes space being fitted out for occupancy, if any, and space which is leased but is not occupied.

(2) Annualized rental revenues are as of December 31, 2023.

As of December 31, 2023, FedEx and Amazon leased 21.7% and 7.7% of our total leased square feet, respectively, and represented 29.7% and 6.7% of our total annualized rental revenues, respectively.

Mainland Properties. As of December 31, 2023, occupancy at our Mainland Properties was 98.9% and represented 72.1% of our annualized rental revenues. We generally will seek to renew or extend the terms of leases at our Mainland Properties as their expirations approach. A majority of the leases at our Mainland Properties include periodic set dollar amount or percentage increases that raise the cash rent payable to us. Due to the capital that many of the tenants in our Mainland Properties have invested in these properties and because many of these properties appear to be of strategic importance to the tenants' businesses, we believe that it is likely that these tenants will renew or extend their leases prior to their expirations. If we are unable to extend or renew our leases, it may be time consuming and expensive to relet some of these properties and the terms of any leases we may enter may be less favorable to us than the terms of our existing leases for those properties.

Hawaii Properties. As of December 31, 2023, occupancy at our Hawaii Properties was 98.6% and represented 27.9% of our annualized rental revenues. As of December 31, 2023, certain of our Hawaii Properties are lands leased for rents that periodically reset based on fair market values, generally every 10 years. Revenues from our Hawaii Properties have generally increased under our or our predecessors' ownership as rents under the leases for those properties have been reset or renewed. Lease renewals, lease extensions, new leases and rental rates for our Hawaii Properties in the future will depend on prevailing market conditions when these lease renewals, lease extensions, new leases and rental rates are set. As rent reset dates or lease expirations approach at our Hawaii Properties, we generally negotiate with existing or new tenants for new lease terms. If we are unable to reach an agreement with a tenant on a rent reset, our Hawaii Properties' leases typically provide that rent is reset based on an appraisal process. Due to the limited availability of land suitable for industrial uses that might compete with our Hawaii Properties, we believe that our Hawaii Properties offer the potential for future rent growth as a result of periodic rent resets, lease extensions and new leasing.

The following table provides the annualized rental revenues scheduled to reset by year at our Hawaii Properties as of December 31, 2023:

	Annualized Rental Revenues Scheduled to Reset
2024	$ 814
2025	989
2026	1,315
2027	795
2028	—
Thereafter	18,525
Total	$22,438

As of December 31, 2023, $24,239, or 5.6%, of our annualized rental revenues are included in leases scheduled to expire by December 31, 2024 and 1.2% of our rentable square feet are currently vacant. Rental rates for which available space may be leased in the future will depend on prevailing market conditions when lease extensions, lease renewals or new leases are negotiated. Whenever we extend, renew or enter new leases for our properties, we intend to seek rents that are equal to or higher than our historical rents for the same properties. Despite our and our predecessors' prior experience with rent resets, lease extensions and new leases in Hawaii, our ability to increase rents when rents reset, leases are extended or leases expire depends upon market conditions, which are beyond our control. Accordingly, we cannot be sure that the historical increases achieved at our Hawaii Properties will continue in the future.

Tenant Review Process. Our manager, RMR, employs a tenant review process for us. RMR assesses tenants on an individual basis based on various applicable credit criteria. In general, depending on facts and circumstances, RMR evaluates the creditworthiness of a tenant based on information that is provided by the tenant and, in some cases, information that is publicly available or obtained from third party sources. RMR also may use a third party service to monitor the credit ratings of debt securities of our existing tenants whose debt securities are rated by a nationally recognized credit rating agency.

Disposition Activities

In 2023, we received gross proceeds of $25,460, excluding closing costs, and recognized a net gain on sale of real estate of $1,710 as a result of the sale of two properties and a portion of a land parcel.

For further information regarding our disposition activities, see elsewhere in this Annual Report on Form 10-K, including "Business—Our Company", "Business—Our Investment Policies" and "Business—Our Disposition Policies" included in Part I, Item 1 of this Annual Report on Form 10-K, "Liquidity and Capital Resources—Our Investing and Financing Liquidity and Resources" below and Note 3 to our consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

RESULTS OF OPERATIONS

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022 (dollars and share amounts in thousands, except per share data)

	Comparable Properties Results Year Ended December 31,[1]				Non-Comparable Properties Results Year Ended December 31,[2]			Consolidated Results Year Ended December 31,			
	2023	2022	$ Change	% Change	2023	2022	$ Change	2023	2022	$ Change	% Change
Rental income	$226,921	$217,528	$9,393	4.3%	$210,417	$170,623	$39,794	$437,338	$388,151	$49,187	12.7%
Operating expenses:											
Real estate taxes	31,743	29,958	1,785	6.0%	28,310	20,666	7,644	60,053	50,624	9,429	18.6%
Other operating expenses	20,445	18,439	2,006	10.9%	17,747	12,416	5,331	38,192	30,855	7,337	23.8%
Total operating expenses	52,188	48,397	3,791	7.8%	46,057	33,082	12,975	98,245	81,479	16,766	20.6%
Net operating income[3] . .	$174,733	$169,131	$5,602	3.3%	$164,360	$137,541	$26,819	339,093	306,672	32,421	10.6%
Other expenses:											
Depreciation and amortization								178,728	160,982	17,746	11.0%
General and administrative								31,164	32,877	(1,713)	(5.2)%
Acquisition and other transaction related costs								287	586	(299)	(51.0)%
Loss on impairment of real estate								156	100,747	(100,591)	(99.8)%
Total other expenses								210,335	295,192	(84,857)	(28.7)%
Interest and other income								7,911	2,663	5,248	197.1%
Interest expense								(288,537)	(280,051)	(8,486)	3.0%
Gain (loss) on sale of real estate								1,710	(10)	1,720	n/m
Loss on equity securities								—	(5,758)	5,758	(100.0)%
Loss on early extinguishment of debt								(359)	(22,198)	21,839	(98.4)%
Loss before income taxes and equity in earnings of unconsolidated joint venture								(150,517)	(293,874)	143,357	(48.8)%
Income tax expense								(104)	(45)	(59)	131.1%
Equity in earnings of unconsolidated joint venture								902	7,078	(6,176)	(87.3)%
Net loss								(149,719)	(286,841)	137,122	(47.8)%
Net loss attributable to noncontrolling interest								41,730	60,118	(18,388)	(30.6)%
Net loss attributable to common shareholders								$(107,989)	$(226,723)	$ 118,734	(52.4)%
Weighted average common shares outstanding (basic and diluted)								65,430	65,248	182	0.3%
Per common share data (basic and diluted):											
Net loss attributable to common shareholders								$ (1.65)	$ (3.47)	$ 1.82	(52.4)%

---

n/m—not meaningful

(1) Consists of properties that we owned continuously since January 1, 2022.

(2) Consists of 127 properties, including 125 properties we acquired and two properties we disposed of during the period from January 1, 2022 to December 31, 2023.

(3) See our definition of NOI and our reconciliation of net loss to NOI below under the heading "Non-GAAP Financial Measures."

References to changes in the income and expense categories below relate to the comparison of results for the year ended December 31, 2023 to the year ended December 31, 2022. For a comparison of consolidated results for the year ended December 31, 2022 to the year ended December 31, 2021, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2022.

Rental income. The increase in rental income is primarily a result of the Merger and leasing activity, including rent resets, at certain of our comparable properties in the 2023 period.

Real estate taxes. The increase in real estate taxes primarily reflects the Merger. Real estate taxes at certain of our comparable properties increased due to higher assessed values.

Other operating expenses. The increase in other operating expenses is primarily due to the Merger. Additionally, increases in management fees and insurance and repairs and maintenance costs were partially offset by a decrease in snow removal expenses at certain of our comparable properties during the 2023 period.

Depreciation and amortization. The increase in depreciation and amortization primarily reflects the impact of the Merger.

General and administrative. The decrease in general and administrative expenses is primarily due to decreases in business management fees and legal fees, partially offset by increases in accounting and professional fees in the 2023 period.

Acquisition and other transaction related costs. Acquisition and other transaction related costs decreased as a result of fewer acquisition and disposition activities during the 2023 period.

Loss on impairment of real estate. We recognized a loss on impairment of real estate on one property that was classified as held for sale and subsequently reclassified to held and used during the 2023 period and we recognized a loss on impairment of real estate on 25 properties acquired in the Merger during the 2022 period.

Interest and other income. The increase in interest and other income is primarily due to higher interest rates and average cash balances during the 2023 period as compared to the 2022 period.

Interest expense. The increase in interest expense is primarily due to higher average outstanding indebtedness during the 2023 period resulting from the Merger, partially offset by lower amortization of debt costs in the 2023 period as compared to the 2022 period.

Gain (loss) on sale of real estate. During the 2023 period, we recognized a gain on sale of real estate of $1,710 as a result of the sale of two properties in Asheville, NC and Mesquite, TX, and we also recognized a loss on sale of real estate of $974 as a result of the sale of a portion of a land parcel in Everett, WA. During the 2022 period, we incurred costs related to the sale of properties during the year ended December 31, 2021.

Loss on equity securities. During 2022, we recognized a loss on the equity securities we acquired, and subsequently sold, as part of the Merger.

Loss on early extinguishment of debt. Loss on early extinguishment of debt is due to prepayment penalties incurred upon the refinancing of four mortgage loans in 2023 and the write off of unamortized costs related to the refinancing of our then existing bridge loan facility and the termination of our unsecured revolving credit facility in 2022.

Income tax expense. Income tax expense primarily reflects state income taxes payable in certain jurisdictions.

Equity in earnings of unconsolidated joint venture. Equity in earnings of unconsolidated joint venture is the change in the fair value of our investment in the unconsolidated joint venture.

Non-GAAP Financial Measures (dollars in thousands, except per share data)

We present certain "non-GAAP financial measures" within the meaning of the applicable SEC rules, including NOI, FFO attributable to common shareholders and Normalized FFO attributable to common shareholders. These measures do not represent cash generated by operating activities in accordance with GAAP and should not be considered alternatives to net loss or net loss attributable to common shareholders as indicators of our operating performance or as measures of our liquidity. These measures should be considered in conjunction with net loss and net loss attributable to common shareholders as presented in our consolidated statements of comprehensive income (loss). We consider these non-GAAP measures to be appropriate supplemental measures of operating performance for a REIT, along with net loss and net loss attributable to common shareholders. We believe these measures provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation and amortization expense, they may facilitate a comparison of our operating performance between periods and with other REITs and, in the case of NOI, reflecting only those income and expense items that are generated and incurred at the property level may help both investors and management to understand the operations of our properties.

Net Operating Income

We calculate NOI as shown below. We define NOI as income from our rental of real estate less our property operating expenses. The calculation of NOI excludes certain components of net loss in order to provide results that are more closely related to our property level results of operations. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions from depreciation and amortization expense. We use NOI to evaluate individual and company-wide property level performance. Other real estate companies and REITs may calculate NOI differently than we do.

The following table presents the reconciliation of net loss to NOI for the years ended December 31, 2023 and 2022:

	Year Ended December 31,	
	2023	2022
Net loss	$(149,719)	$(286,841)
Equity in earnings of unconsolidated joint venture	(902)	(7,078)
Income tax expense	104	45
Loss before income taxes and equity in earnings of unconsolidated joint venture	(150,517)	(293,874)
Loss on early extinguishment of debt	359	22,198
Loss on equity securities	—	5,758
(Gain) loss on sale of real estate	(1,710)	10
Interest expense	288,537	280,051
Interest and other income	(7,911)	(2,663)
Loss on impairment of real estate	156	100,747
Acquisition and other transaction related costs[1]	287	586
General and administrative	31,164	32,877
Depreciation and amortization	178,728	160,982
NOI	$ 339,093	$ 306,672
NOI:		
Hawaii Properties	$ 89,634	$ 85,145
Mainland Properties	249,459	221,527
NOI	$ 339,093	$ 306,672

(1) Acquisition and other transaction related costs consist of costs related to potential acquisition and disposition activities that were not completed.

Funds From Operations Attributable to Common Shareholders and Normalized Funds From Operations Attributable to Common Shareholders

We calculate FFO attributable to common shareholders and Normalized FFO attributable to common shareholders as shown below. FFO attributable to common shareholders is calculated on the basis defined by The National Association of Real Estate Investment Trusts, which is: (1) net loss attributable to common shareholders calculated in accordance with GAAP, excluding loss on impairment of real estate, any gain or loss on sale of real estate, equity in earnings of unconsolidated joint venture and loss on equity securities; (2) plus real estate depreciation and amortization of our properties and our proportionate share of FFO from unconsolidated joint venture properties; (3) minus FFO adjustments attributable to noncontrolling interest; and (4) certain other adjustments currently not applicable to us. In calculating Normalized FFO attributable to common shareholders, we adjust for certain non-recurring items shown below, including adjustments for such items related to the unconsolidated joint venture, if any.

FFO attributable to common shareholders and Normalized FFO attributable to common shareholders are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our qualification for taxation as a REIT, limitations in the agreements governing our debt, the availability to us of debt and equity capital, our dividend yield, our dividend yield compared to the dividend yields of other industrial REITs, our expectation of our future capital requirements and operating performance and our expected needs for and availability of cash to pay our obligations. Other real estate companies and REITs may calculate FFO attributable to common shareholders and Normalized FFO attributable to common shareholders differently than we do.

The following table presents our calculation of FFO attributable to common shareholders and Normalized FFO attributable to common shareholders and reconciliations of net loss attributable to common shareholders to FFO attributable to common shareholders and Normalized FFO attributable to common shareholders for the years ended December 31, 2023 and 2022.

| | Year Ended December 31, | |
	2023	2022
Net loss attributable to common shareholders	$(107,989)	$(226,723)
Equity in earnings of unconsolidated joint venture	(902)	(7,078)
Loss on equity securities	—	5,758
(Gain) loss on sale of real estate	(1,710)	10
Loss on impairment of real estate	156	100,747
Depreciation and amortization	178,728	160,982
Share of FFO from unconsolidated joint venture	5,783	6,406
FFO adjustments attributable to noncontrolling interest	(43,031)	(38,695)
FFO attributable to common shareholders	31,035	1,407
Loss on early extinguishment of debt	359	22,198
Acquisition, transaction related and certain other financing costs[1]	287	80,992
Normalized FFO adjustments attributable to noncontrolling interest	(140)	(28,379)
Normalized FFO attributable to common shareholders	$ 31,541	$ 76,218
Weighted average common shares outstanding (basic and diluted)	65,430	65,248
Per common share data (basic and diluted):		
FFO attributable to common shareholders	$ 0.47	$ 0.02
Normalized FFO attributable to common shareholders	$ 0.48	$ 1.17

(1) Acquisition, transaction related and certain other financing costs consist of costs related to potential acquisition and disposition activities that were not completed. In addition, certain debt issuance costs recognized as interest expense related to the then existing bridge loan facility and other transaction related costs expensed under GAAP were included for the year ended December 31, 2022.

LIQUIDITY AND CAPITAL RESOURCES

Our Operating Liquidity and Resources (dollars in thousands)

Our principal sources of funds to meet our operating and capital expenses, pay debt service obligations and make distributions to our shareholders are rents from tenants at our properties. As of December 31, 2023, investment grade rated tenants, subsidiaries of investment grade rated parent entities or our Hawaii land leases represented 76.9% of our annualized rental revenues and only 5.6% of our annualized rental revenues were from leases expiring over the next 12 months. We believe that these sources of funds will be sufficient to meet our operating and capital expenses, pay debt service obligations and make distributions to our shareholders for the next 12 months and for the foreseeable future thereafter.

Our future cash flows from operating activities will depend primarily upon our ability to:

- collect rents from our tenants when due;

- maintain the occupancy of, and maintain or increase the rental rates at, our properties;

- control our operating cost increases, including interest and other financing costs;

- develop properties to produce cash flows in excess of our costs of capital; and

- purchase additional properties that produce cash flows in excess of our costs of acquisition and the cost to our capital and property operating expenses.

The following is a summary of our sources and uses of cash flows for the periods presented, as reflected in our consolidated statements of cash flows:

| | Year Ended December 31, | |
	2023	2022
Cash and cash equivalents and restricted cash at beginning of period	$140,780	$ 29,397
Net cash provided by (used in):		
Operating activities	6,059	83,251
Investing activities	67,740	(3,445,869)
Financing activities	31,144	3,474,001
Cash and cash equivalents and restricted cash at end of period	$245,723	$ 140,780

The decrease in net cash provided by operating activities for the year ended December 31, 2023 compared to the prior year is primarily due to higher interest expense paid in the 2023 period, partially offset by higher cash flows from the properties we acquired pursuant to the Merger in 2022. The change in net cash provided by investing activities is primarily due to the Merger in 2022 as compared to the sale of two properties and a portion of a land parcel during the 2023 period. The decrease in net cash provided by financing activities was primarily due to proceeds from borrowings and sale of joint venture equity interests to finance our acquisition of MNR in the 2022 period.

Our Investing and Financing Liquidity and Resources (dollars in thousands, except per share and per square foot data)

As of December 31, 2023, we had cash and cash equivalents, excluding restricted cash, of $112,341. To maintain our qualification for taxation as a REIT under the IRC, we generally are required to distribute at least 90% of our REIT taxable income annually, subject to specified adjustments and excluding any net capital gain. This distribution requirement limits our ability to retain earnings and thereby provide capital for our operations or acquisitions. We may use our cash and cash equivalents on hand, the cash flow from our operations, net proceeds from any sales of assets and net proceeds of offerings of equity or debt securities to fund our distributions to our shareholders.

In February 2022, we completed our acquisition of MNR. Our future acquisition or development activity cannot be accurately projected because such activity depends upon available opportunities that come to our attention, our ability to successfully acquire and develop properties, financing available to us, our cost of capital, other commitments we have made and alternative uses for the amounts that would be required for the acquisition or development, the extent of our leverage, and the expected impact of the acquisition or development on certain of our financial metrics and debt covenants. We generally do not intend to purchase "turn around" properties, or properties that do not generate positive cash flows, but we may conduct construction or redevelopment activities on our properties.

In 2023, we received gross proceeds of $25,460, excluding closing costs, and recognized a net gain on sale of real estate of $1,710 as a result of the sale of two properties and a portion of a land parcel.

For further information regarding disposition activities, see Note 3 to our consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

Consolidated Joint Venture

We own a 61% equity interest in Mountain Industrial REIT LLC, which owns 94 properties in 27 states totaling approximately 20,981,000 rentable square feet. We control our consolidated joint venture and therefore account for the properties owned by this joint venture on a consolidated basis in our consolidated financial statements. We recognized net loss attributable to noncontrolling interest in our consolidated financial statements for the year ended December 31, 2023 and the period from February 25, 2022 (inception of our consolidated joint venture) to December 31, 2022 of $41,798 and $60,067, respectively. As of December 31, 2023, our consolidated joint venture had total assets of $3,026,194 and total liabilities of $1,774,380.

Unconsolidated Joint Venture

We own a 22% equity interest in The Industrial Fund REIT LLC, which owns 18 industrial properties located in 12 states totaling approximately 11,726,000 rentable square feet. We account for the unconsolidated joint venture under the equity method of accounting under the fair value option. We recognize changes in the fair value of our investment in the unconsolidated joint venture as equity in earnings of unconsolidated joint venture in our consolidated statements of comprehensive income (loss). The unconsolidated joint venture made aggregate cash distributions to us of $9,900 and $25,742 during the years ended December 31, 2023 and 2022, respectively.

For more information regarding these joint ventures, see Note 3 to our consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

Indebtedness

Our principal debt obligations as of December 31, 2023 were: (1) a $1,235,000 loan, or the ILPT Floating Rate Loan, secured by 104 of our properties; (2) a $1,400,000 loan, or the Floating Rate Loan, secured by 82 properties owned by our consolidated joint venture; (3) $700,000 outstanding principal amount of a mortgage loan, or the Fixed Rate Loan, secured by 17 of our properties; (4) $650,000 outstanding principal amount of a mortgage loan secured by 186 of our Hawaii Properties; and (5) $340,944 aggregate principal amount of mortgage loans secured by 12 properties owned by our consolidated joint venture.

The ILPT Floating Rate Loan matures in October 2024, subject to three, one year extension options, and requires that interest be paid at an annual rate of the secured overnight financing rate, or SOFR, plus a weighted average premium of 3.93%. The weighted average interest rate payable under the ILPT Floating Rate Loan was 6.18%, including the impact of our interest rate cap of 2.25%, as of December 31, 2023 and 2022, and for the year ended December 31, 2023 and the period from September 22, 2022 (the date we entered into the applicable loan agreements) to December 31, 2022. Subject to the satisfaction of certain conditions, we have the option to prepay the ILPT Floating Rate Loan in full or in part at any time at par with no premium.

The Floating Rate Loan matures in March 2024, subject to three, one year extension options, and requires that interest be paid at an annual rate of SOFR plus a premium of 2.77%. The weighted average annual interest rate payable under the Floating Rate Loan was 6.17% for the year ended December 31, 2023, and was 6.10% for the period from February 25, 2022 (the date our consolidated joint venture entered into the applicable loan agreements) to December 31, 2022, each including the impact of our interest rate cap of

3.40%. Subject to the satisfaction of certain conditions, we have the option to prepay up to $280,000 of the Floating Rate Loan at par with no premium, and to prepay the balance of the Floating Rate Loan at any time, subject to a premium. As of February 20, 2024, our consolidated joint venture intends to exercise its first option to extend the maturity of this loan.

The one year options to extend the ILPT Floating Rate Loan and the Floating Rate Loan require, among other things, that we obtain a replacement interest rate cap, as defined in the applicable agreement.

In May 2023, our consolidated joint venture obtained a $91,000 fixed rate, interest only mortgage loan secured by four properties owned by our consolidated joint venture. This mortgage loan matures in June 2030 and requires that interest be paid at an annual rate of 6.25%. A portion of the net proceeds from this mortgage loan was used to repay four outstanding mortgage loans of our consolidated joint venture with an aggregate outstanding principal balance of $35,910 and a weighted average interest rate of 3.70%.

The completion and the costs of any future financings will depend primarily upon our success in operating our business and upon market conditions. In particular, the feasibility and cost of any future debt financings will depend primarily on our then current credit qualities and on market conditions. We have no control over market conditions. Potential lenders in future debt transactions will evaluate our ability to fund required debt service and repay principal balances when they become due by reviewing our financial condition, results of operations, business practices and plans and our ability to maintain our earnings, to stagger our debt maturities and to balance our use of debt and equity capital so that our financial performance and leverage ratios afford us flexibility to withstand any reasonably anticipated adverse changes. We intend to conduct our business activities in a manner which will afford us reasonable access to capital for investing and financing activities.

As of December 31, 2023, we had an aggregate principal amount of $4,325,944 of debt, including the ILPT Floating Rate Loan, the Floating Rate Loan and the Fixed Rate Loan, scheduled to mature between 2024 and 2038.

The agreements and related documents governing the ILPT Floating Rate Loan, the Floating Rate Loan, the $700,000 mortgage loan and the $650,000 mortgage loan contain customary covenants, provide for acceleration of payment of all amounts due thereunder upon the occurrence and continuation of certain events of default and, in the case of the $650,000 mortgage loan, also require us to maintain a minimum consolidated net worth of at least $250,000 and liquidity of at least $15,000. As of December 31, 2023, we believe that we were in compliance with all of the covenants and other terms under the agreements governing these loans.

Certain of the mortgage loans we assumed in connection with our acquisition of MNR are non-recourse, subject to certain limitations, and do not contain any material financial covenants. The agreements governing the ILPT Floating Rate Loan, the Floating Rate Loan, the $700,000 mortgage loan and the $650,000 mortgage loan contain certain exceptions to the general non-recourse provisions, including our obligation to indemnify the lenders for certain potential environmental losses.

For further information regarding indebtedness, see Notes 5 and 11 to our consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

We expect to fund any future property acquisitions, developments and redevelopments with proceeds we may receive in connection with any additional properties we may sell to our joint ventures, equity contributions from any third party investors in our joint ventures or any future joint ventures, and net proceeds from offerings of equity or debt securities. We may also assume mortgage loans or incur debt in connection with future acquisitions, developments and redevelopments. When the maturities of our debt approach or we desire to reduce our leverage or refinance maturing debt, we intend to explore refinancing alternatives, property sales or sales of equity interests in joint ventures. Such alternatives may include incurring term debt, obtaining financing secured by mortgages on properties we own, issuing new equity or debt securities, obtaining a revolving credit facility, participating or selling equity interests in joint ventures or selling properties. We currently have an effective shelf registration statement that allows us to issue up to $500,000 in aggregate amount of public securities on an expedited basis, but we cannot be sure that there will be purchasers for such securities. Further, any issuances of our equity securities may be dilutive to our existing shareholders. Although we cannot be sure that we will be successful in completing any particular type of financing, we believe that we will have access to financing, such as debt or equity offerings, to fund capital expenditures, future acquisitions, development, redevelopment and other activities and to pay our obligations.

During the year ended December 31, 2023, we paid quarterly cash distributions to our shareholders totaling $2,627 using cash on hand.

On January 11, 2024, we declared a regular quarterly distribution to common shareholders of record on January 22, 2024 in the amount of $0.01 per share, or approximately $658, and we paid this distribution on February 15, 2024 using cash on hand.

During the years ended December 31, 2023 and 2022, amounts capitalized for tenant improvements, leasing costs, building improvements and development and redevelopment activities were as follows:

	Year Ended December 31,	
	2023	2022
Tenant improvements and leasing costs[1]	$ 8,398	$12,659
Building improvements[2]	6,779	3,999
Development, redevelopment and other activities[3]	8,086	13,673
	$23,263	$30,331

(1) Tenant improvements and leasing costs include capital expenditures used to improve tenants' space or amounts paid directly to tenants to improve their space and leasing related costs, such as brokerage commissions and tenant inducements.

(2) Building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

(3) Development, redevelopment and other activities generally include capital expenditure projects that reposition a property or result in new sources of revenues.

As of December 31, 2023, we had estimated unspent leasing related obligations of $5,947, all of which is expected to be spent during the next 12 months.

Related Person Transactions

We have relationships and historical and continuing transactions with RMR, RMR Inc. and others related to them. For more information about these and other such relationships and related person transactions, see Notes 9 and 10 to our consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K, our other filings with the SEC, including our definitive Proxy Statement for our 2024 Annual Meeting of Shareholders, or our definitive Proxy Statement, to be filed with the SEC within 120 days after the fiscal year ended December 31, 2023. For more information about the risks that may arise as a result of these and other related person transactions and relationships, see elsewhere in this Annual Report on Form 10-K, including "Warning Concerning Forward-Looking Statements", Part I, Item 1, "Business" and Part I, Item 1A, "Risk Factors." We may engage in additional transactions with related persons, including businesses to which RMR or its subsidiaries provide management services.

Critical Accounting Estimates

Our critical accounting estimates are those that will have the most impact on the reporting of our financial condition and results of operations and those requiring significant judgments and estimates. We believe that our judgments and estimates have been and will be consistently applied and produce financial information that fairly presents our results of operations. Our most critical accounting estimates involve our investments in real property. These estimates affect our:

- allocation of purchase prices between various asset categories, including allocations to above and below market leases and the related impact on the recognition of rental income and depreciation and amortization expenses; and

- assessment of the carrying values and impairments of long lived assets.

We allocate the cost of each property investment to various property components such as land, buildings and improvements and intangibles based on their fair values, and each component generally has a different useful life. For acquired real estate, we record building, land and improvements, and, if applicable, the value of in-place leases, the fair market value of above or below market leases and tenant relationships at their relative fair value. We base purchase price allocations and the determination of useful lives on our estimates and, under some circumstances, studies from independent real estate appraisers to provide market information and evaluations that are relevant to our purchase price allocations and determinations of useful lives; however, our management is ultimately responsible for the purchase price allocations and determination of useful lives.

We compute depreciation expense using the straight line method over estimated useful lives of up to 40 years for buildings and improvements, and up to seven years for personal property. We do not depreciate the allocated cost of land. We amortize capitalized above market lease values as a reduction to rental income over the terms of the respective leases. We amortize capitalized below market lease values as an increase to rental income over the terms of the respective leases. We amortize the value of acquired in-place leases exclusive of the value of above market and below market acquired in-place leases to depreciation and amortization over the periods of the respective leases. If a lease is terminated prior to its stated expiration, all unamortized amounts relating to that lease are written off. Purchase price allocations require us to make certain assumptions and estimates. Incorrect assumptions and estimates may result in inaccurate charges to rental income and depreciation and amortization over future periods.

We periodically evaluate our properties for impairment. Impairment indicators may include declining tenant occupancy, our concerns about a tenant's financial condition (which may be affected by a rent default or other information which comes to our attention) or our decision to dispose of an asset before the end of its estimated useful life and legislative, as well as market or industry changes that could permanently reduce the value of a property. If indicators of impairment are present, we evaluate the carrying value of the related property by comparing it to the expected future undiscounted cash flows to be generated from that property. If the sum of these expected future cash flows is less than the carrying value, we reduce the net carrying value of the property to its fair value. This analysis requires us to judge whether indicators of impairment exist and to estimate likely future cash flows. The future net undiscounted cash flows are subjective and are based in part on assumptions regarding hold periods, market rents and terminal capitalization rates. If we misjudge or estimate incorrectly or if future tenant operations, market or industry factors differ from our expectations, we may record an impairment charge that is inappropriate or fail to record a charge when we should have done so, or the amount of any such charges may be inaccurate.

These accounting estimates involve significant judgments made based upon our experience and the experience of our management and our Board of Trustees, including judgments about current valuations, ultimate realizable value, estimated useful lives, salvage or residual value, the ability and willingness of our tenants to perform their obligations to us, current and future economic conditions and competitive factors in the markets in which our properties are located. Competition, economic conditions and other factors may cause occupancy declines in the future. In the future, we may need to revise our carrying value assessments to incorporate information which is not now known, and such revisions could increase or decrease our depreciation expense related to properties we own or decrease the carrying values of our assets.

Impact of Climate Change

Concerns about climate change have resulted in various treaties, laws and regulations that are intended to limit carbon emissions and address other environmental concerns. These and other laws may cause energy or other costs at our properties to increase. We do not expect the direct impact of these increases to be material to our results of operations because the increased costs either would be the responsibility of our tenants directly or in the longer term, passed through and paid by tenants of our properties. Although we do not believe it is likely in the foreseeable future, laws enacted to mitigate climate change may make some of our properties obsolete or cause us to make material investments in our properties, which could materially and adversely affect our financial condition or the financial condition of our tenants and their ability to pay rent to us.

In an effort to reduce the effects of any increased energy costs in the future, we continuously study ways to improve the energy efficiency at all of our properties. Our property manager, RMR, is a member of the ENERGY STAR program, a joint program of the U.S. Environmental Protection Agency and the U.S. Department of Energy that is focused on promoting energy efficiency at commercial properties through its "ENERGY STAR" partner program, and a member of the U.S. Green Building Council, a nonprofit organization focused on promoting energy efficiency at commercial properties through its leadership in energy and environmental design, or LEED®, green building program. RMR's annual Sustainability Report summarizes the ESG initiatives of RMR and its client companies, including us. RMR's Sustainability Report may be accessed on RMR Inc.'s website at www.rmrgroup.com/corporate-sustainability/default.aspx. The information on or accessible through RMR Inc.'s website is not incorporated into this Annual Report on Form 10-K.

Some observers believe severe weather in different parts of the world over the last few years is evidence of global climate change. Severe weather may have an adverse effect on certain properties we own. Rising sea levels could cause flooding at some of our properties, including some of our Hawaii Properties, which may have an adverse effect on individual properties we own. We mitigate these risks by procuring, or requiring our tenants to procure, insurance coverage we believe adequate to protect us from material damages and losses resulting from the consequences of losses caused by climate change. However, we cannot be sure that our mitigation efforts will be sufficient or that future storms, rising sea levels or other changes that may occur due to future climate change could not have a material adverse effect on our financial results.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk (dollars in thousands, except per share data)

We are exposed to risks associated with market changes in interest rates. We manage our exposure to this market risk by monitoring available financing alternatives, including fixed rate debt, and employing derivative instruments, including interest rate caps, to limit our exposure to increasing interest rates. Other than as described below, we do not currently expect any significant changes in our exposure to fluctuations in interest rates or in how we manage this exposure in the near future.

Floating Rate Debt

At December 31, 2023, our outstanding floating rate debt consisted of the following:

Debt	Principal Balance	Annual Interest Rate[1]	Annual Interest Expense	Maturity	Interest Payments Due
ILPT Floating Rate Loan	$1,235,000	6.18%	$ 77,383	2024	Monthly
Floating Rate Loan	1,400,000	6.17%	87,580	2024	Monthly
	$2,635,000		$164,963		

(1)   The annual interest rate is the rate stated in the applicable contract, as adjusted by our interest rate caps.

At December 31, 2023, our aggregate floating rate debt was $2,635,000, consisting of the $1,235,000 outstanding principal amount of the ILPT Floating Rate Loan and the $1,400,000 outstanding principal amount of the Floating Rate Loan. The ILPT Floating Rate Loan matures on October 9, 2024, subject to three, one year extension options, and requires that interest be paid at an annual rate of SOFR plus a weighted average premium of 3.93%. The Floating Rate Loan matures on March 9, 2024, subject to three, one year extension options, and requires that interest be paid at an annual rate of SOFR plus a premium of 2.77%. We are vulnerable to changes in the U.S. dollar based on short term rates, specifically SOFR. In conjunction with these borrowings, to hedge our exposure to risks related to changes in SOFR rates, we purchased interest rate caps with a SOFR strike rate equal to 2.25% for the ILPT Floating Rate Loan and 3.40% for the Floating Rate Loan.

In addition, upon renewal or refinancing of these obligations, we are vulnerable to increases in interest rate premiums, including increases in the cost of replacement interest rate caps, due to market conditions and our perceived credit risk. Generally, a change in interest rates would not affect the value of our floating rate debt but would affect our operating results. The following table presents the approximate impact a one percentage point increase in interest rates would have on our annual floating rate interest expense at December 31, 2023, excluding the impact of our interest rate caps:

	Impact of an Increase in Interest Rates			
	Interest Rate Per Year	Outstanding Debt	Total Interest Expense Per Year	Annual Earnings Per Share Impact[1]
At December 31, 2023	6.17%	$2,635,000	$164,963	$(2.52)
One percentage point increase	7.17%	$2,635,000	$191,679	$(2.92)

(1) Based on the diluted weighted average common shares outstanding for the year ended December 31, 2023.

The foregoing table shows the impact of an immediate one percentage point change in floating interest rates, excluding the impact of our interest rate caps. If interest rates were to change gradually over time, the impact would be spread over time. Our exposure to fluctuations in floating interest rates will increase or decrease in the future with increases or decreases in the outstanding amounts of any floating rate debt we may incur.

Fixed Rate Debt

At December 31, 2023, our outstanding fixed rate debt consisted of the following mortgage notes:

Debt	Principal Balance	Annual Interest Rate[1]	Annual Interest Expense	Maturity	Interest Payments Due
Mortgage notes (186 Hawaii Properties)	$ 650,000	4.31%	$28,015	2029	Monthly
Mortgage notes (17 Mainland Properties)	700,000	4.42%	30,940	2032	Monthly
Mortgage note[2]	91,000	6.25%	5,688	2030	Monthly
Mortgage note[3]	11,380	3.67%	418	2031	Monthly
Mortgage note[3]	12,916	4.14%	535	2032	Monthly
Mortgage note[3]	28,622	4.02%	1,151	2033	Monthly
Mortgage note[3]	40,019	4.13%	1,653	2033	Monthly
Mortgage note[3]	24,433	3.10%	757	2035	Monthly
Mortgage note[3]	39,411	2.95%	1,163	2036	Monthly
Mortgage note[3]	43,850	4.27%	1,872	2037	Monthly
Mortgage note[3]	49,313	3.25%	1,603	2038	Monthly
	$1,690,944		$73,795		

(1) The annual interest rate is the rate stated in the applicable contract.

(2) Our consolidated joint venture, in which we own a 61% equity interest, obtained this mortgage loan, which is secured by four properties.

(3) Our consolidated joint venture, in which we own a 61% equity interest, assumed these former MNR mortgage loans, which are secured by eight properties in aggregate.

Our $650,000, $700,000 and $91,000 mortgage notes require interest only payments until maturity. The remaining fixed rate mortgage notes require amortizing payment of principal and interest until maturity. Because our mortgage notes require interest to be paid at a fixed rate, changes in market interest rates during the terms of these mortgage notes will not affect our interest obligations. If these mortgage notes are refinanced at an interest rate which is one percentage point higher or lower than shown above, our annual interest cost would increase or decrease by approximately $16,909.

Changes in market interest rates would affect the fair value of our fixed rate debt obligations. Increases in market interest rates decrease the fair value of our fixed rate debt, while decreases in market interest rates increase the fair value of our fixed rate debt. In response to significant and prolonged increases in inflation, the U.S. Federal Reserve has raised interest rates multiple times since the beginning of 2022. Although the U.S. Federal Reserve has indicated that it may lower interest rates in 2024, we cannot be sure that it will do so, and interest rates may remain at the current high levels or continue to increase. Based on the balances outstanding at December 31, 2023 and assuming no other changes in factors that may affect the fair value of our fixed rate debt obligation, a hypothetical immediate one percentage point change in the interest rates would change the fair value of these obligations by approximately $87,358.

Item 8.   Financial Statements and Supplementary Data

The information required by this item is included in Item 15 of this Annual Report on Form 10-K.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, our management carried out an evaluation, under the supervision and with the participation of our Managing Trustees, our President and Chief Operating Officer and our Chief Financial Officer and Treasurer, of the effectiveness of our disclosure controls and procedures pursuant to Rules 13a-15 and 15d-15 under the Exchange Act. Based upon that evaluation, our Managing Trustees, our President and Chief Operating Officer and our Chief Financial Officer and Treasurer concluded that our disclosure controls and procedures are effective.

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management Report on Assessment of Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management and Board of Trustees regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework* (2013 Framework). Based on this assessment, we believe that, as of December 31, 2023, our internal control over financial reporting was effective.

Deloitte & Touche LLP, the independent registered public accounting firm that audited our 2023 consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on our internal control over financial reporting. The report appears elsewhere herein.

Item 9B. Other Information

During the three months ended December 31, 2023, none of our Trustees and officers adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement", as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

We have a Code of Conduct that applies to our officers and Trustees. Our Code of Conduct is posted on our website, www.ilptreit.com. A printed copy of our Code of Conduct is also available free of charge to any person who requests a copy by writing to Investor Relations, Industrial Logistics Properties Trust, Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458-1634. We intend to satisfy the requirements under Item 5.05 of Form 8-K regarding disclosure of amendments to, or waivers from, provisions of our Code of Conduct that apply to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website.

The remainder of the information required by Item 10 is incorporated by reference to our definitive Proxy Statement.

Item 11.   Executive Compensation

The information required by Item 11 is incorporated by reference to our definitive Proxy Statement.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information. We may grant common shares to our officers and other employees of RMR under our 2018 Equity Compensation Plan, or the 2018 Plan. In addition, each of our Trustees receives common shares as part of his or her annual compensation for serving as a Trustee and such shares are awarded under the 2018 Plan. The terms of awards made under the 2018 Plan are determined by the Compensation Committee of our Board of Trustees at the time of the awards.

The following table is as of December 31, 2023:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plan (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders-2018 Plan	None.	None.	3,156,613[1]
Equity compensation plans not approved by securityholders	None.	None.	None.
Total	None.	None.	3,156,613

_____

(1) Consists of common shares available for issuance pursuant to the terms of the 2018 Plan. Share awards that are repurchased or forfeited will be added to the common shares available for issuance under the 2018 Plan.

Payments by us to RMR employees are described in Notes 7 and 10 to our consolidated financial statements included in Part IV, Item 15 of this Annual Report on Form 10-K. The remainder of the information required by Item 12 is incorporated by reference to our definitive Proxy Statement.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 is incorporated by reference to our definitive Proxy Statement.

Item 14.   Principal Accountant Fees and Services

The information required by Item 14 is incorporated by reference to our definitive Proxy Statement.

Item 15.   Exhibits and Financial Statement Schedules

(a) Index to Financial Statements and Financial Statement Schedules

The following consolidated financial statements and financial statement schedules of Industrial Logistics Properties Trust are included on the pages indicated:

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions, or are inapplicable, and therefore have been omitted.

Significant Tenant

FedEx leased 39.5% of our gross real estate assets as of December 31, 2023.

Financial information about FedEx may be found on SEC's website by entering its name at http://www.sec.gov/edgar/searchedgar/companysearch.html. Reference to FedEx's financial information on this external website is presented to comply with applicable accounting regulations of the SEC. Except for such financial information contained therein as is required to be included herein under such regulations, FedEx's public filings and other information located in external websites are not incorporated by reference in these financial statements. See Note 4 to our consolidated financial statements included in this Annual Report on Form 10-K for further information relating to our leases with FedEx.

(b) Exhibits

Exhibits to our Annual Report on Form 10-K for the year ended December 31, 2023, have been included only with the version of that Annual Report on Form 10-K filed with the SEC.

A copy of our Annual Report on Form 10-K for the year ended December 31, 2023, including a list of exhibits, is available free of charge upon written request to Investor Relations, Industrial Logistics Properties Trust, Two Newton Place, 255 Washington Street, Suite 300, Newton, MA 02458-1634, telephone (617) 219-1440.

Item 16.   Form 10-K Summary

None.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of Industrial Logistics Properties Trust

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Industrial Logistics Properties Trust (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income (loss), shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes and the schedule listed in the Index at Item 15(a) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of Real Estate Properties—Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company's investments in real estate properties were $4.77 billion, net of accumulated depreciation of $397 million as of December 31, 2023. The Company's investments in real estate assets are evaluated for impairment periodically or when events or changes in circumstances indicate that the carrying amount of a real estate asset may not be recoverable. Impairment indicators may include declining tenant occupancy, weak or declining profitability from the property, decreasing tenant cash flows or liquidity, the Company's decision to dispose of an asset before the end of its estimated useful life, and legislative, market or industry changes that could permanently reduce the value of an asset. If indicators of impairment are identified for any real estate asset, the Company evaluates the recoverability of that real estate asset by comparing undiscounted future cash flows expected to be generated by the real estate asset over the Company's expected remaining hold period to the respective carrying amount. The Company's undiscounted future cash flows analysis requires management to make significant estimates and assumptions related to expected remaining hold periods, market rents, and terminal capitalization rates.

We identified the impairment of real estate assets as a critical audit matter because of the significant estimates and assumptions management makes to evaluate the recoverability of real estate assets. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of the significant estimates and assumptions related to expected remaining hold periods, market rents, and terminal capitalization rates within management's undiscounted future cash flows analysis which are sensitive to future market or industry considerations.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the undiscounted cash flow analysis for each real estate asset or group of assets with impairment indicators included the following among others:

- We tested the effectiveness of controls over management's evaluation of the recoverability of real estate property assets, including the key assumptions utilized in estimating the undiscounted future cash flows.

- We evaluated the undiscounted cash flow analysis including estimates of expected remaining hold period, market rents, and terminal capitalization rates for each real estate asset or group of assets with impairment indicators by (1) evaluating the source information and assumptions used by management and (2) comparing management's projections to external market sources and evidence obtained in other areas of our audit.

- We evaluated the reasonableness of management's undiscounted future cash flows analysis by developing an independent expectation of future undiscounted cash flows based on third party market data and compared that independent estimate to the carrying amount of the real estate asset or group of assets with indicators of impairment. We compared our analysis of the recoverability of the real estate asset or group of assets to the Company's analysis.

- We made inquiries of management about the current status of potential transactions and about management's judgments to understand the probability of future events that could affect the expected remaining hold period and other cash flow assumptions for the properties.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

February 20, 2024

We have served as the Company's auditor since 2020.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and the Shareholders of Industrial Logistics Properties Trust

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Industrial Logistics Properties Trust (the "Company") as of December 31, 2023, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 20, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

February 20, 2024

INDUSTRIAL LOGISTICS PROPERTIES TRUST

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share data)

	December 31,	
	2023	2022
ASSETS		
Real estate properties:		
Land	$1,113,723	$1,117,779
Buildings and improvements	4,055,829	4,058,329
Total real estate properties, gross	5,169,552	5,176,108
Accumulated depreciation	(397,454)	(273,467)
Total real estate properties, net	4,772,098	4,902,641
Investment in unconsolidated joint venture	115,360	124,358
Acquired real estate leases, net	243,521	297,445
Cash and cash equivalents	112,341	48,261
Restricted cash	133,382	92,519
Rents receivable, including straight line rents of $94,309 and $80,710, respectively	119,170	107,011
Other assets, net	67,803	103,931
Total assets	$5,563,675	$5,676,166
LIABILITIES AND EQUITY		
Mortgages and notes payable, net	$4,305,941	$4,244,501
Accounts payable and other liabilities	72,455	73,547
Assumed real estate lease obligations, net	18,534	22,523
Due to related persons	4,966	4,824
Total liabilities	4,401,896	4,345,395
Commitments and contingencies		
Equity:		
Equity attributable to common shareholders:		
Common shares of beneficial interest, $.01 par value: 100,000,000 shares authorized; 65,843,387 and 65,568,145 shares issued and outstanding, respectively	658	656
Additional paid in capital	1,015,777	1,014,201
Cumulative net income	9,196	117,185
Cumulative other comprehensive income	10,171	21,903
Cumulative common distributions	(365,848)	(363,221)
Total equity attributable to common shareholders	669,954	790,724
Noncontrolling interest	491,825	540,047
Total equity	1,161,779	1,330,771
Total liabilities and equity	$5,563,675	$5,676,166

The accompanying notes are an integral part of these consolidated financial statements.

INDUSTRIAL LOGISTICS PROPERTIES TRUST

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(amounts in thousands, except per share data)

	Year Ended December 31,		
	2023	**2022**	**2021**
Rental income	$ 437,338	$ 388,151	$219,874
Expenses:			
Real estate taxes	60,053	50,624	30,134
Other operating expenses	38,192	30,855	18,678
Depreciation and amortization	178,728	160,982	50,598
General and administrative	31,164	32,877	16,724
Acquisition and other transaction related costs	287	586	1,132
Loss on impairment of real estate	156	100,747	—
Total expenses	308,580	376,671	117,266
Interest and other income	7,911	2,663	—
Interest expense (including net amortization of debt issuance costs, premiums and discounts of $26,922, $96,974, and $2,022, respectively)	(288,537)	(280,051)	(35,625)
Gain (loss) on sale of real estate	1,710	(10)	12,054
Loss on equity securities	—	(5,758)	—
Loss on early extinguishment of debt	(359)	(22,198)	—
(Loss) income before income taxes and equity in earnings of unconsolidated joint venture	(150,517)	(293,874)	79,037
Income tax expense	(104)	(45)	(273)
Equity in earnings of unconsolidated joint venture	902	7,078	40,918
Net (loss) income	(149,719)	(286,841)	119,682
Net loss attributable to noncontrolling interest	41,730	60,118	—
Net (loss) income attributable to common shareholders	(107,989)	(226,723)	119,682
Other comprehensive income:			
Unrealized (loss) gain on derivatives	(17,999)	30,194	—
Less: unrealized loss (gain) on derivatives attributable to noncontrolling interest	6,267	(8,291)	—
Other comprehensive (loss) income attributable to common shareholders	(11,732)	21,903	—
Comprehensive (loss) income attributable to common shareholders	$(119,721)	$(204,820)	$119,682
Weighted average common shares outstanding (basic)	65,430	65,248	65,169
Weighted average common shares outstanding (diluted)	65,430	65,248	65,211
Per common share data (basic and diluted):			
Net (loss) income attributable to common shareholders	$ (1.65)	$ (3.47)	$ 1.83

The accompanying notes are an integral part of these consolidated financial statements.

INDUSTRIAL LOGISTICS PROPERTIES TRUST

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(dollars in thousands)

	Number of Common Shares	Common Shares	Additional Paid In Capital	Cumulative Net Income	Cumulative Other Comprehensive Income	Cumulative Common Distributions	Total Equity Attributable to Common Shareholders	Noncontrolling Interest	Total Equity
Balance at December 31, 2020 . .	65,301,088	$653	$1,010,819	$ 224,226	$ —	$(232,508)	$1,003,190	$ —	$1,003,190
Net income	—	—	—	119,682	—	—	119,682	—	119,682
Share grants	139,800	1	2,331	—	—	—	2,332	—	2,332
Share repurchases	(35,596)	—	(922)	—	—	—	(922)	—	(922)
Share forfeitures	(700)	—	(4)	—	—	—	(4)	—	(4)
Distributions to common shareholders	—	—	—	—	—	(86,236)	(86,236)	—	(86,236)
Balance at December 31, 2021 . .	65,404,592	$654	$1,012,224	$ 343,908	$ —	$(318,744)	$1,038,042	$ —	$1,038,042
Net loss	—	—	—	(226,723)	—	—	(226,723)	(60,118)	(286,841)
Share grants	197,800	2	2,228	—	—	—	2,230	—	2,230
Share repurchases	(32,347)	—	(242)	—	—	—	(242)	—	(242)
Share forfeitures	(1,900)	—	(9)	—	—	—	(9)	—	(9)
Distributions to common shareholders	—	—	—	—	—	(44,477)	(44,477)	—	(44,477)
Other comprehensive income . . .	—	—	—	—	21,903	—	21,903	8,291	30,194
Contributions from noncontrolling interest	—	—	—	—	—	—	—	593,239	593,239
Distributions to noncontrolling interest	—	—	—	—	—	—	—	(1,365)	(1,365)
Balance at December 31, 2022 . .	65,568,145	$656	$1,014,201	$ 117,185	$ 21,903	$(363,221)	$ 790,724	$540,047	$1,330,771
Net loss	—	—	—	(107,989)	—	—	(107,989)	(41,730)	(149,719)
Share grants	328,350	3	1,747	—	—	—	1,750	—	1,750
Share repurchases	(49,158)	(1)	(162)	—	—	—	(163)	—	(163)
Share forfeitures	(3,950)	—	(9)	—	—	—	(9)	—	(9)
Distributions to common shareholders	—	—	—	—	—	(2,627)	(2,627)	—	(2,627)
Other comprehensive loss	—	—	—	—	(11,732)	—	(11,732)	(6,267)	(17,999)
Distributions to noncontrolling interest	—	—	—	—	—	—	—	(225)	(225)
Balance at December 31, 2023 . .	65,843,387	$658	$1,015,777	$ 9,196	$ 10,171	$(365,848)	$ 669,954	$491,825	$1,161,779

The accompanying notes are an integral part of these consolidated financial statements.

INDUSTRIAL LOGISTICS PROPERTIES TRUST

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Year Ended December 31,		
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	$(149,719)	$ (286,841)	$ 119,682
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation	125,262	106,236	32,457
Loss on impairment of real estate	156	100,747	—
Net amortization of debt issuance costs, premiums and discounts	26,922	96,974	2,022
Amortization of acquired real estate leases and assumed real estate lease obligations	49,935	48,570	16,656
Amortization of deferred leasing costs	2,440	1,675	938
Loss on equity securities	—	5,758	—
Straight line rental income	(13,599)	(11,538)	(7,263)
Loss on early extinguishment of debt	359	22,198	—
(Gain) loss on sale of real estate	(1,710)	10	(12,054)
Proceeds from settlement of derivatives	(56,915)	—	—
Other non-cash expenses	26,319	3,249	2,328
Distributions of earnings from unconsolidated joint venture	3,960	5,282	2,640
Equity in earnings of unconsolidated joint venture	(902)	(7,078)	(40,918)
Change in assets and liabilities:			
Rents receivable	1,440	(19,596)	54
Other assets	(9,951)	11,931	(8,323)
Accounts payable and other liabilities	1,920	3,034	2,525
Due to related persons	142	2,640	(94)
Net cash provided by operating activities	6,059	83,251	110,650
CASH FLOWS FROM INVESTING ACTIVITIES:			
Real estate acquisitions	—	(3,589,389)	(134,730)
Real estate improvements	(19,415)	(17,732)	(4,911)
Proceeds from sale of equity securities	—	140,792	—
Distributions in excess of earnings from unconsolidated joint venture	5,940	20,460	—
Proceeds from sale of properties to joint venture, net	—	—	160,506
Proceeds from sale of real estate	24,300	—	1,206
Proceeds from settlement of derivatives	56,915	—	—
Proceeds from sale of joint venture	—	—	804
Net cash provided by (used in) investing activities	67,740	(3,445,869)	22,875

The accompanying notes are an integral part of these consolidated financial statements.

INDUSTRIAL LOGISTICS PROPERTIES TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(dollars in thousands)

	Year Ended December 31,		
	2023	2022	2021
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of mortgage notes payable	91,000	3,335,000	—
Repayment of mortgage notes payable	(55,418)	(18,070)	—
Proceeds from secured bridge loan facility	—	1,385,158	—
Repayment of secured bridge loan facility	—	(1,385,158)	—
Borrowings under revolving credit facility	—	3,000	301,000
Repayments of revolving credit facility	—	(185,000)	(340,000)
Payment of debt issuance costs	(1,423)	(211,996)	(804)
Proceeds from sale of interest rate cap	—	7,740	—
Distributions to common shareholders	(2,627)	(44,477)	(86,236)
Proceeds from sale of noncontrolling interest, net	—	589,411	—
Repurchase of common shares	(163)	(242)	(922)
Distributions to noncontrolling interest	(225)	(1,365)	—
Net cash provided by (used in) financing activities	31,144	3,474,001	(126,962)
Increase in cash, cash equivalents and restricted cash	104,943	111,383	6,563
Cash, cash equivalents and restricted cash at beginning of period	140,780	29,397	22,834
Cash, cash equivalents and restricted cash at end of period	$245,723	$ 140,780	$ 29,397

	Year Ended December 31,		
	2023	2022	2021
SUPPLEMENTAL DISCLOSURES:			
Interest paid	$237,585	$ 178,842	$33,278
Income taxes paid	$ 85	$ 228	$ 485
NON-CASH INVESTING ACTIVITIES:			
Real estate acquired by assumption of mortgage notes payable	$ —	$ 323,432	$ —
Real estate improvements accrued not paid	$ 1,235	$ 2,507	$ 705
NON-CASH FINANCING ACTIVITIES:			
Assumption of mortgage notes payable	$ —	$(323,432)	$ —

The accompanying notes are an integral part of these consolidated financial statements.

INDUSTRIAL LOGISTICS PROPERTIES TRUST

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(dollars in thousands)

SUPPLEMENTAL DISCLOSURE OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH:

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets to the amounts shown in the consolidated statements of cash flows:

	As of December 31,		
	2023	2022	2021
Cash and cash equivalents	$112,341	$ 48,261	$29,397
Restricted cash[(1)]	133,382	92,519	—
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$245,723	$140,780	$29,397

(1) Restricted cash consists of amounts escrowed for capital expenditures at certain of our mortgaged properties and cash held for the operations of our consolidated joint venture.

The accompanying notes are an integral part of these consolidated financial statements.
F-9

(dollars in thousands, except per share data)

Note 1. Organization

Industrial Logistics Properties Trust, or, collectively with its consolidated subsidiaries, we, us or our, is a real estate investment trust, or REIT, organized under Maryland law on September 15, 2017.

As of December 31, 2023, our portfolio was comprised of 411 properties containing approximately 59,951,000 rentable square feet located in 39 states, including 226 buildings, leasable land parcels and easements containing approximately 16,729,000 rentable square feet (all square footage amounts included within this Annual Report on Form 10-K are unaudited) that were primarily industrial lands located on the island of Oahu, Hawaii, or our Hawaii Properties, and 185 properties containing approximately 43,222,000 rentable square feet of industrial and logistics properties located in 38 other states, or our Mainland Properties. As of December 31, 2023, we also owned a 22% equity interest in an unconsolidated joint venture, or the unconsolidated joint venture.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation. These consolidated financial statements include the accounts of us and our subsidiaries. All intercompany transactions and balances with or among our consolidated subsidiaries have been eliminated.

Consolidation. We consolidate entities in which we have a controlling financial interest. In determining whether we have a controlling financial interest in a partially owned entity and the requirement to consolidate the accounts of that entity, we consider whether the entity is a variable interest entity, or VIE, in which we are the primary beneficiary or whether the entity is a voting interest entity in which we have a majority of the voting interests of the entity. We are deemed to be the primary beneficiary of a VIE when we have the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses or receive benefits that could potentially be significant to the VIE. We generally do not control an entity if the approval of all of the partners/members is contractually required with respect to decisions that most significantly impact the performance of the entity. This includes decisions regarding operating and capital budgets and the placement of new or additional financing secured by the assets of the venture, among others.

Use of Estimates. Preparation of these financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, requires us to make estimates and assumptions that may affect the amounts reported in these consolidated financial statements and related notes.

On February 25, 2022, we acquired Monmouth Real Estate Investment Corporation, or MNR, pursuant to the merger of MNR with and into one of our wholly owned subsidiaries, or the Merger, as further described below. In connection with the Merger, we entered into a joint venture arrangement, or our consolidated joint venture, for 95 of the acquired MNR properties, including two then committed, but not yet then completed, property acquisitions, located in the mainland United States, in which we retained a 61% equity interest. We have a controlling financial interest in our consolidated joint venture and as result, account for it on a consolidated basis.

Real Estate Properties. We record properties at cost. Our real estate investments in lands are not depreciated. We calculate depreciation on other real estate investments on a straight line basis over estimated useful lives generally ranging from seven to 40 years. We allocate the purchase prices of our properties to land, building and improvements based on determinations of the fair values of these assets assuming the properties are vacant. We determine the fair value of each property using methods similar to those used by independent appraisers, which may involve estimated cash flows that are based on a number of factors, including capitalization rates and discount rates, among others. In some circumstances, we engage independent real estate appraisal firms to provide market information and evaluations which are relevant to

(dollars in thousands, except per share data)

Note 2. Summary of Significant Accounting Policies (Continued)

our purchase price allocations and determinations of depreciable useful lives; however, we are ultimately responsible for the purchase price allocations and determinations of useful lives.

We allocate a portion of the purchase price to above market and below market leases based on the present value (using a discount rate which reflects the risks associated with acquired in-place leases at the time each property was acquired by us) of the difference, if any, between (i) the contractual amounts to be paid pursuant to the acquired in-place leases and (ii) our estimates of fair market lease rates for the corresponding leases, measured over a period equal to the terms of the respective leases. The terms of below market leases that include bargain renewal options, if any, are further adjusted if we determine renewal to be probable. We allocate a portion of the purchase price to acquired in-place leases and tenant relationships based upon market estimates of the costs to lease up the property. In determining these allocations, we estimate costs during the expected lease up periods, including carrying costs such as real estate taxes, insurance and other operating income and expenses and costs, and costs including leasing commissions, legal and other related expenses and costs to execute similar leases in current market conditions at the time a property was acquired by us. We allocate this aggregate value, which we refer to as lease origination value, between acquired in-place lease values and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease. However, we have not separated the value of tenant relationships from the value of acquired in-place leases because such value and related amortization expense is immaterial to our consolidated financial statements. If the value of tenant relationships becomes material in the future, we may separately allocate those amounts and amortize the allocated amount over the estimated life of the relationships.

We amortize lease origination value (included in acquired real estate leases in our consolidated balance sheets) over the terms of the associated leases. Such amortization, which is included in depreciation and amortization expense, totaled $51,065, $53,113 and $17,437 during the years ended December 31, 2023, 2022 and 2021, respectively. We amortize capitalized above market lease values (included in acquired real estate leases in our consolidated balance sheets) and below market lease values (presented as assumed real estate lease obligations in our consolidated balance sheets) as a reduction or increase, respectively, to rental income over the terms of the associated leases. Such amortization resulted in increases in rental income of $1,130, $4,544 and $781 during the years ended December 31, 2023, 2022 and 2021, respectively. If a lease is terminated prior to its stated expiration, we write off the unamortized amounts relating to that lease.

As of December 31, 2023 and 2022, our acquired real estate leases and assumed real estate lease obligations were as follows:

	December 31,	
	2023	2022
Acquired real estate leases:		
Capitalized above market lease values	$ 27,484	$ 31,313
Less: accumulated amortization	(14,628)	(15,598)
Capitalized above market lease values, net	12,856	15,715
Lease origination value	355,718	384,496
Less: accumulated amortization	(125,053)	(102,766)
Lease origination value, net	230,665	281,730
Acquired real estate leases, net	$ 243,521	$ 297,445
Assumed real estate lease obligations:		
Capitalized below market lease values	$ 37,580	$ 42,600
Less: accumulated amortization	(19,046)	(20,077)
Assumed real estate lease obligations, net	$ 18,534	$ 22,523

(dollars in thousands, except per share data)

Note 2. Summary of Significant Accounting Policies (Continued)

As of December 31, 2023, the weighted average amortization periods for capitalized above market lease values, lease origination value and capitalized below market lease values were 9.7 years, 7.6 years and 6.7 years, respectively.

Deferred Leasing Costs. Deferred leasing costs include capitalized brokerage costs and inducements associated with our entering leases. We amortize deferred leasing costs, which are included in depreciation and amortization expense, and inducements, which are included as a reduction to rental income, each on a straight line basis over the terms of the respective leases. Legal costs associated with the execution of our leases are expensed as incurred and included in general and administrative expenses in our consolidated statements of comprehensive income (loss). Deferred leasing costs totaled $26,803 and $22,371 at December 31, 2023 and 2022, respectively, and accumulated amortization of deferred leasing costs totaled $6,156 and $4,366 at December 31, 2023 and 2022, respectively. Deferred leasing costs are included in other assets, net in our consolidated balance sheets.

Debt Issuance Costs. Debt issuance costs include capitalized issuance costs related to borrowings, which are amortized to interest expense over the terms of the respective loans. Debt issuance costs, net of accumulated amortization, for our mortgage notes payable are presented as a direct deduction from the associated debt liability in our consolidated balance sheets. As of December 31, 2023 and 2022, we had debt issuance costs, net of accumulated amortization, of $20,003 and $45,862, respectively, for certain of our mortgage notes payable.

As of December 31, 2021, we had debt issuance costs for our revolving credit facility, which we repaid and terminated in 2022, totaling $6,711 and accumulated amortization of debt issuance costs of $5,907. Debt issuance costs for our revolving credit facility were included in other assets, net in our consolidated balance sheets.

Expected future amortization related to our acquired real estate leases and assumed real estate obligations, deferred leasing costs and debt issuance costs as of December 31, 2023 are shown below:

	Acquired Real Estate Leases and Assumed Real State Obligations	Deferred Leasing Costs	Debt Issuance Costs
2024	$ 43,158	$ 2,811	$12,823
2025	35,521	2,724	1,262
2026	30,272	2,548	1,262
2027	26,104	2,304	1,262
2028	20,194	1,965	1,262
Thereafter	69,738	8,295	2,132
	$224,987	$20,647	$20,003

Impairments. We regularly evaluate whether events or changes in circumstances have occurred that could indicate an impairment in the value of long lived assets. Impairment indicators may include declining tenant occupancy, lack of progress leasing vacant space, tenant bankruptcies, low long-term prospects for improvement in property performance, weak or declining tenant profitability, cash flow or liquidity, our decision to dispose of an asset before the end of its estimated useful life and legislative, market or industry changes that could permanently reduce the value of a property. If there is an indication that the carrying value of an asset is not recoverable, we estimate the projected undiscounted cash flows to determine if an impairment loss should be recognized. The future net undiscounted cash flows are subjective and are based in part on assumptions regarding hold periods, market rents and terminal capitalization rates. If the

(dollars in thousands, except per share data)

Note 2. Summary of Significant Accounting Policies (Continued)

carrying value exceeds the projected undiscounted cash flows, we determine the amount of any impairment loss by comparing the historical carrying value to the estimated fair value. We estimate fair value through an evaluation of recent financial performance and projected discounted cash flows using standard industry valuation techniques. In addition to consideration of impairment upon the events or changes in circumstances described above, we regularly evaluate the remaining useful lives of our long lived assets. If we change our estimate of the remaining useful lives, we allocate the carrying value of the affected assets over their revised remaining useful lives.

During the year ended December 31, 2023, we recognized a $156 loss on impairment to adjust the carrying value of a property to its estimated fair value. During the year ended December 31, 2022, we recognized a $100,747 loss on impairment for 25 properties we acquired as part of the Merger, to adjust the carrying value of these properties to their estimated fair value.

Certain of our industrial lands in Hawaii may require environmental remediation, especially if the use of those lands is changed; however, we do not have any present plans to change the use of those lands or to undertake this environmental cleanup. As of December 31, 2023 and 2022, accrued environmental remediation costs of $6,775 and $6,940, respectively, were included in accounts payable and other liabilities in our consolidated balance sheets. These accrued environmental remediation costs relate to maintenance of our properties for current uses, and, because of the indeterminable timing of the remediation, these amounts have not been discounted to present value. In general, we do not have any insurance designated to limit any losses that we may incur as a result of known or unknown environmental conditions which are not caused by an insured event, such as, for example, fire or flood, although some of our tenants may maintain such insurance that may benefit us. Although we do not believe that there are environmental conditions at any of our properties that will have a material adverse effect on us, we cannot be sure that such conditions are not present at our properties or that costs we incur to remediate contamination will not have a material adverse effect on our business or financial condition. Charges for environmental remediation costs, if any, are included in other operating expenses in our consolidated statements of comprehensive income (loss).

Capitalization Policy. Costs directly related to the development of properties are capitalized. We capitalize development costs, including interest, real estate taxes, insurance and other project costs, incurred during the period of development. Determinations of when a development project commences and capitalization begins, and when a development project is substantially complete and held available for occupancy and capitalization must cease, involve judgments. We begin the capitalization of costs during the pre-construction period, which we consider to begin when activities that are necessary to the development of the property commence. We consider a development project as substantially complete and held available for occupancy upon the completion of tenant improvements, but no later than one year from cessation of major construction activity.

Cash and Cash Equivalents. We consider highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Restricted Cash. Restricted cash consists of amounts escrowed for future capital expenditures as required by certain of our mortgaged properties and cash held for the operations of our consolidated joint venture in which we own a 61% equity interest.

Derivative Instruments and Hedging Activities. We account for our derivative instruments at fair value. Accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative instrument and the designation of the derivative instrument. The change in fair value of the effective portion of the derivative instrument that is not designated as a hedge or that does not meet the hedge accounting criteria is recorded as a gain or loss to operations.

(dollars in thousands, except per share data)

Note 2. Summary of Significant Accounting Policies (Continued)

Equity Method Investments. We account for investments under the equity method when the requirements for consolidation are not met, and we have significant influence over the operations of the investee. We own a 22% equity interest in the unconsolidated joint venture, which owns 18 properties. We do not control the activities that are most significant to this joint venture and, as a result, we account for our investment in this joint venture under the equity method of accounting under the fair value option.

Revenue Recognition. We are a lessor of industrial and logistics properties. Our leases provide our tenants with the contractual right to use and economically benefit from all the physical space specified in their respective leases and are generally classified as operating leases.

Our leases provide for base rent payments and may also include variable payments. Rental income from operating leases, including any payments derived by index or market based indices, is recognized on a straight line basis over the lease term when we have determined that the collectability of substantially all the lease payments is probable. Some of our leases have options to extend or terminate the lease exercisable at the option of our tenants, which are considered when determining the lease term.

Certain of our leases contain non-lease components, such as property level operating expenses and capital expenditures reimbursed by our tenants as well as other required lease payments. We have determined that all our leases qualify for the practical expedient to not separate the lease and non-lease components under the Accounting Standards Codification, or ASC, 842, because the lease components are operating leases and the timing and pattern of recognition of the non-lease components are the same as those of the lease components. Income derived from our leases is recorded in rental income in our consolidated statements of comprehensive income (loss).

Certain tenants under their leases are required to directly pay their obligations for insurance, real estate taxes and certain other expenses to the vendor and/or the municipality. These obligations, which have been assumed by the tenants under the terms of their respective leases, are not reflected in our consolidated financial statements. To the extent any tenant responsible for any such obligations under the applicable lease defaults on such lease or if it is deemed probable that the tenant will fail to pay for such obligations, we would record a liability for such obligations.

Income Taxes. We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and, accordingly, we generally are not, and will not be, subject to federal income taxes provided we distribute our taxable income and meet certain organization and operating requirements to qualify for taxation as a REIT. We are, however, subject to certain state and local taxes.

Right of Use Assets and Lease Liabilities. We are the lessee for three of our properties subject to ground leases and one office lease that we assumed as part of our acquisition of MNR. For leases with a term greater than 12 months under which we are the lessee, we are required to record a right of use asset and lease liability. The values of our right of use assets and related lease liabilities were $4,646 and $4,730, respectively, as of December 31, 2023, and $5,084 and $5,149, respectively, as of December 31, 2022. Our right of use assets and related lease liabilities are included in other assets, net and accounts payable and other liabilities, respectively, in our consolidated balance sheets.

Generally, payments of ground lease obligations are made by our tenants. However, if a tenant does not perform obligations under a ground lease or does not renew any ground lease, we may have to perform obligations under, or renew, the ground lease in order to protect our investment in the affected property.

Net Income (Loss) Per Common Share. We calculate basic earnings per common share by dividing net income (loss) by the weighted average number of common shares outstanding during the period. We calculate diluted net income (loss) per share using the more dilutive of the two class method or the treasury stock

(dollars in thousands, except per share data)

Note 2. Summary of Significant Accounting Policies (Continued)

method. Unvested share awards and other potentially dilutive common shares and the related impact on earnings are considered when calculating diluted earnings per share.

Noncontrolling Interests. Noncontrolling interests represent the share of our consolidated joint venture owned by a third party. We allocate net income (loss) to noncontrolling interests based on the respective ownership interest during the period.

Segment Reporting. We operate in one business segment: ownership and leasing of properties that include industrial and logistics buildings and leased industrial lands.

New Accounting Pronouncements. In November 2023, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,* which requires public entities, including those with a single reportable segment, to: (i) provide disclosures of significant segment expenses and other segment items if they are regularly provided to the chief operating decision maker, or the CODM, and included in each reported measure of segment profit or loss; (ii) provide all annual disclosures about a reportable segment's profit or loss and assets currently required by ASC 280, *Segment Reporting* in interim periods; and (iii) disclose the CODM's title and position, as well as an explanation of how the CODM uses the reported measures and other disclosures. ASU 2023-07 does not change how a public entity identifies its operating segments, aggregates those operating segments or applies the quantitative thresholds to determine its reportable segments. ASU 2023-07 is required to be applied retrospectively and is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact ASU 2023-07 will have on our consolidated financial statements.

In August 2023, the FASB issued ASU 2023-05, *Business Combinations—Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement.* ASU 2023-05 applies to the formation of a joint venture and requires a joint venture to initially measure all contributions received upon its formation at fair value. This guidance is effective for all joint ventures with a formation date on or after January 1, 2025, with early adoption permitted. Joint ventures formed before the effective date have the option to apply it retrospectively, while those formed after the effective date are required to apply it prospectively. We adopted ASU 2023-05 on October 1, 2023 and will apply the guidance prospectively. We do not expect the adoption to have an impact on our consolidated financial statements.

Note 3. Real Estate Investments

We incurred capital expenditures at certain of our properties of $23,263 and $30,331 during the years ended December 31, 2023 and 2022, respectively. During the year ended December 31, 2023, we committed $10,923 for expenditures related to tenant improvements and leasing costs for leases executed during the period for approximately 4,982,000 rentable square feet. Committed, but unspent, tenant related obligations based on existing leases as of December 31, 2023, were $5,947, all of which is expected to be spent during the next 12 months.

Acquisitions

On February 25, 2022, we completed the acquisition of MNR pursuant to the Agreement and Plan of Merger, dated as of November 5, 2021 and as amended on February 7, 2022, or the Merger Agreement, by and among us, Maple Delaware Merger Sub LLC, a Delaware limited liability company and our wholly owned subsidiary, or Merger Sub, and MNR. At the effective time on February 25, 2022, or the Effective Time, MNR merged with and into Merger Sub, with Merger Sub continuing as the surviving entity, and the separate existence of MNR ceased. MNR's portfolio included 124 class A, single tenant, net leased, e-commerce

(dollars in thousands, except per share data)

Note 3. Real Estate Investments (Continued)

focused industrial properties containing approximately 25,745,000 rentable square feet and two then committed, but not yet then completed, property acquisitions. The aggregate value of the consideration paid in the Merger was $3,739,048, including the assumption of $323,432 aggregate principal amount of former MNR mortgage debt, the repayment of $885,269 of MNR debt and the payment of certain transaction fees and expenses, net of MNR's cash on hand, and excluding two then pending property acquisitions for an aggregate purchase price of $78,843, excluding acquisition related costs.

Pursuant to the terms set forth in the Merger Agreement, at the Effective Time, each share of common stock, par value $0.01 per share, of MNR that was issued and outstanding immediately prior to the Effective Time was automatically converted into the right to receive $21.00 per share in cash, or the Common Stock Consideration, and each share of 6.125% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share, of MNR, that was issued and outstanding immediately prior to the Effective Time was automatically converted into the right to receive an amount in cash equal to $25.00 plus accumulated and unpaid dividends.

At the Effective Time, each MNR stock option and restricted stock award outstanding immediately prior to the Effective Time, whether vested or unvested, became fully vested and converted into the right to receive, in the case of stock options, the difference between the Common Stock Consideration and the exercise price and, in the case of restricted stock awards, the Common Stock Consideration. Any out-of-money stock options were canceled for no consideration.

Immediately following the closing of the Merger, we entered into a joint venture arrangement with an institutional investor for 95 MNR properties in 27 states, including two then committed, but not yet then completed, property acquisitions. The investor acquired a 39% equity interest in the joint venture from us for $589,411, as of the completion of this transaction, and we retained the remaining 61% equity interest in the joint venture. In connection with the transaction, the joint venture assumed $323,432 aggregate principal amount of former MNR mortgage debt secured by 11 properties and entered into a $1,400,000 interest only floating rate CMBS loan secured by 82 properties, or the Floating Rate Loan. The Floating Rate Loan matures in March 2024, subject to three one year extension options, and requires that interest be paid at an annual rate based on the secured overnight financing rate, or SOFR, plus a premium of 2.77%.

In connection with the closing of the Merger, we entered into a $1,385,158 interest only bridge loan facility secured by 109 of our properties, or the Bridge Loan. We also entered into a $700,000 interest only fixed rate CMBS loan secured by 17 of our properties, or the Fixed Rate Loan.

The Bridge Loan was scheduled to mature in February 2023 and required that interest be paid at an annual rate of SOFR plus a weighted average premium of 2.92%. We repaid the Bridge Loan in full in September 2022. The Fixed Rate Loan matures in March 2032 and requires that interest be paid at a weighted average annual interest rate of 4.42%. The Floating Rate Loan, the Bridge Loan and the Fixed Rate Loan are collectively referred to as the Merger Loans.

We used the proceeds from our sale of the equity interest in our joint venture in which we retained a 61% equity interest to partially fund our acquisition of MNR. We funded our equity interest in that joint venture and the balance of the acquisition of MNR with proceeds from the Bridge Loan and the Fixed Rate Loan.

In connection with the Merger and the Merger Loans, we repaid the outstanding principal balance under our $750,000 unsecured revolving credit facility and then terminated the agreement governing the facility, which was scheduled to expire in June 2022, in accordance with its terms and without penalty.

We accounted for the Merger as an acquisition of assets. The following table summarizes the purchase price allocation for the Merger:

(dollars in thousands, except per share data)

Note 3. Real Estate Investments (Continued)

Land	$ 430,818
Buildings	3,035,309
Acquired real estate leases[(1)]	294,576
Cash	8,814
Other assets, net	14,194
Securities available for sale[(2)]	146,550
Total assets	3,930,261
Mortgage notes payable, at fair value	(323,432)
Accounts payable and other liabilities	(25,327)
Assumed real estate lease obligations	(17,829)
Equity attributable to noncontrolling interest in the joint venture	(3,827)
Net assets acquired	3,559,846
Assumed working capital	(144,230)
Assumed mortgage notes payable, principal	323,432
Purchase price	$3,739,048

(1) As of the date of acquisition, the weighted average amortization periods for the above market lease values, lease origination value and capitalized below market lease values were 11.1 years, 8.5 years and 7.8 years, respectively.

(2) As part of the Merger, we acquired a portfolio of marketable securities and classified them as available for sale. During the year ended December 31, 2022, we sold all of these securities for net proceeds of $140,792, resulting in a $5,758 realized loss on sale of equity securities for the year ended December 31, 2022.

In July 2022, our consolidated joint venture acquired a property located in Augusta, GA containing approximately 226,000 rentable square feet for a purchase price of $38,053, including acquisition related costs of $53. This property was 100% leased to a single tenant with a remaining lease term of 14.9 years at the time of acquisition. This property was one of two committed MNR property acquisitions at the time of the Merger and was acquired directly by our consolidated joint venture. In September 2022, our consolidated joint venture terminated the agreement for the other committed MNR property acquisition.

We allocated the purchase price for this acquisition based on the estimated fair value of the acquired assets as follows:

Date	Location	Number of Properties	Rentable Square Feet	Purchase Price	Land	Buildings and Improvements	Acquired Real Estate Leases
July 2022	Augusta,GA	1	225,997	$38,053	$3,818	$30,780	$3,455

During the year ended December 31, 2021, we acquired four industrial properties and one parcel of developable land containing 1,644,508 rentable square feet for an aggregate purchase price of $134,730, including acquisition related costs of $1,030, and accounted for as asset acquisitions. We allocated the purchase prices for these acquisitions based on the estimated fair value of the acquired assets and assumed liabilities as follows:

(dollars in thousands, except per share data)

Note 3. Real Estate Investments (Continued)

Date	Market Area	Number of Properties	Rentable Square Feet	Purchase Price	Land	Buildings and Improvements	Acquired Real Estate Leases	Acquired Real Estate Lease Obligations
May 2021	Dallas, TX	1	—	$ 2,319	$2,319	$ —	$ —	$ —
June 2021	Columbus, OH	1	357,504	31,762	1,491	27,407	2,864	—
August 2021	Memphis, TN	3	1,287,004	100,649	5,922	87,600	7,192	(65)
		5	1,644,508	$134,730	$9,732	$115,007	$10,056	$(65)

Dispositions

During the year ended December 31, 2023, we sold two properties and a portion of a land parcel, containing 489,825 square feet for the aggregate sales price of $25,460, excluding closing costs.

Date	Location	Number of Properties	Square Feet	Gross Sales Price (1)	Gain (Loss) on Sale of Real Estate
March 2023	Everett, WA	N/A	246,114	$ 270	$ (974)
December 2023	Mesquite, TX	1	211,112	20,890	118
December 2023	Asheville, NC	1	32,599	4,300	2,566
		2	489,825	$25,460	$1,710

(1) Gross sale price is the gross contract price, excluding closing costs.

In September 2021, we sold a portion of a land parcel located in Rock Hill, SC for $1,400, excluding closing costs, resulting in a net gain on sale of real estate of $940.

Consolidated Joint Venture

We own a 61% equity interest in Mountain Industrial REIT LLC, or Mountain JV, or our consolidated joint venture, which owns 94 properties in 27 states totaling approximately 20,981,000 rentable square feet. We control this consolidated joint venture and therefore account for the properties owned by this joint venture on a consolidated basis in our consolidated financial statements. We recognized net loss attributable to noncontrolling interest in our consolidated financial statements for the year ended December 31, 2023 and the period from February 25, 2022 (inception of our consolidated joint venture) to December 31, 2022 of $41,798 and $60,067, respectively, As of December 31, 2023, our consolidated joint venture had total assets of $3,026,194 and total liabilities of $1,774,380.

Consolidated Tenancy in Common

An unrelated third party owns an approximate 33% tenancy in common interest in one property located in Somerset, NJ with approximately 64,000 rentable square feet, and we own the remaining 67% tenancy in common interest in this property. The portion of this property's net income (loss) not attributable to us of $68 and ($51) for the year ended December 31, 2023 and the period from February 25, 2022 (the date of acquisition) to December 31, 2022, respectively, is reported as net loss attributable to noncontrolling interest in our consolidated statements of comprehensive income (loss).

Unconsolidated Joint Venture

We own a 22% equity interest in The Industrial Fund REIT LLC, which owns 18 industrial properties located in 12 states totaling approximately 11,726,000 rentable square feet. We account for the unconsolidated

(dollars in thousands, except per share data)

Note 3. Real Estate Investments (Continued)

joint venture under the equity method of accounting under the fair value option. We recognize changes in the fair value of our investment in the unconsolidated joint venture as equity in earnings of unconsolidated joint venture in our consolidated statements of comprehensive income (loss).

Note 4. Leases

We do not include in our measurement of our lease receivables certain variable payments, including payments determined by changes in the index or market-based indices after the inception of the lease, certain tenant reimbursements and other income until the specific events that trigger the variable payments have occurred. Such payments totaled $76,572, $63,168 and $38,732 for the years ended December 31, 2023, 2022 and 2021, respectively.

The following table summarizes the future contractual lease payments due from our tenants as of December 31, 2023:

	Amount
2024	$ 344,967
2025	327,988
2026	308,240
2027	284,553
2028	240,654
Thereafter	1,555,987
	$3,062,389

Geographic Concentration

For the years ended December 31, 2023, 2022 and 2021, our Hawaii Properties represented 28.0%, 29.7% and 50.6%, respectively, of our rental income.

Tenant Concentration

We define annualized rental revenues as the annualized contractual base rents from our tenants pursuant to our lease agreements as of the measurement date, including straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excluding lease value amortization.

Subsidiaries of FedEx Corporation and Amazon.com Services, Inc. represented 29.7% and 6.7% of our annualized rental revenues as of December 31, 2023, respectively, and 29.6% and 6.7% as of December 31, 2022, respectively.

INDUSTRIAL LOGISTICS PROPERTIES TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(dollars in thousands, except per share data)

Note 5. Indebtedness

Our outstanding indebtedness as of December 31, 2023 and 2022 is summarized below:

Entity	Number of Properties Secured By	Principal Balance	Interest Rate[1]	Type	Maturity	Carrying Value of Collateral
As of December 31, 2023						
ILPT	104	$1,235,000	6.18%	Floating	10/09/2024	$1,044,028
ILPT	186	650,000	4.31%	Fixed	02/07/2029	490,149
ILPT	17	700,000	4.42%	Fixed	03/09/2032	505,153
Mountain JV	82	1,400,000	6.17%	Floating	03/09/2024	1,857,062
Mountain JV	4	91,000	6.25%	Fixed	06/10/2030	183,264
Mountain JV	1	11,380	3.67%	Fixed	05/01/2031	28,932
Mountain JV	1	12,916	4.14%	Fixed	07/01/2032	43,510
Mountain JV	1	28,622	4.02%	Fixed	10/01/2033	84,793
Mountain JV	1	40,019	4.13%	Fixed	11/01/2033	129,749
Mountain JV	1	24,433	3.10%	Fixed	06/01/2035	46,394
Mountain JV	1	39,411	2.95%	Fixed	01/01/2036	99,108
Mountain JV	1	43,850	4.27%	Fixed	11/01/2037	110,097
Mountain JV	1	49,313	3.25%	Fixed	01/01/2038	113,477
Total/weighted average		4,325,944	5.47%			$4,735,716
Unamortized debt issuance costs		(20,003)				
Total indebtedness, net		$4,305,941				
As of December 31, 2022						
ILPT	104	$1,235,000	6.18%	Floating	10/09/2024	$1,071,815
ILPT	186	650,000	4.31%	Fixed	02/07/2029	490,416
ILPT	17	700,000	4.42%	Fixed	03/09/2032	518,806
Mountain JV	82	1,400,000	6.17%	Floating	03/09/2024	1,909,185
Mountain JV	1	13,556	3.76%	Fixed	10/01/2028	63,314
Mountain JV	1	4,865	3.77%	Fixed	04/01/2030	39,724
Mountain JV	1	5,145	3.85%	Fixed	04/01/2030	39,724
Mountain JV	1	14,392	3.56%	Fixed	09/01/2030	50,825
Mountain JV	1	12,691	3.67%	Fixed	05/01/2031	30,800
Mountain JV	1	14,144	4.14%	Fixed	07/01/2032	44,777
Mountain JV	1	30,949	4.02%	Fixed	10/01/2033	87,143
Mountain JV	1	43,219	4.13%	Fixed	11/01/2033	131,539
Mountain JV	1	26,175	3.10%	Fixed	06/01/2035	47,718
Mountain JV	1	42,087	2.95%	Fixed	01/01/2036	101,896
Mountain JV	1	46,109	4.27%	Fixed	11/01/2037	113,063
Mountain JV	1	52,031	3.25%	Fixed	01/01/2038	116,607
Total/weighted average		4,290,363	5.43%			$4,857,352
Unamortized debt issuance costs		(45,862)				
Total indebtedness, net		$4,244,501				

(1) Interest rates reflect the impact of interest rate caps, if any, and exclude the impact of the amortization of debt issuance costs, premiums and discounts.

(dollars in thousands, except per share data)

Note 5. Indebtedness (Continued)

We had a $750,000 unsecured revolving credit facility that was available for our general business purposes, including acquisitions. The weighted average annual interest rate for borrowings under this revolving credit facility was 1.41%, for the period from January 1, 2022 to February 25, 2022, and 1.44% for the year ended December 31, 2021. In connection with the closing of the Merger, we entered into the Merger Loans, and repaid the outstanding principal balance under this revolving credit facility and then terminated the agreement governing the facility in accordance with its terms and without penalty. During the year ended December 31, 2022, we recorded a $828 loss on early extinguishment of debt to write off unamortized costs related to this facility.

On February 25, 2022, subsidiaries of our consolidated joint venture entered into a loan agreement with a group of institutional lenders, or the Floating Rate Lenders, pursuant to which this joint venture obtained the Floating Rate Loan. Also on February 25, 2022, our consolidated joint venture entered into a guaranty in favor of the Floating Rate Lenders, pursuant to which this joint venture guaranteed certain limited recourse obligations of its subsidiaries with respect to the Floating Rate Loan. The Floating Rate Loan matures in March 2024, subject to three, one year extension options, and requires that interest be paid at an annual rate of SOFR plus a premium of 2.25%. Effective in March 2022, the Floating Rate Lenders exercised their option to increase the interest rate premium in connection with the securitization of the Floating Rate Loan, resulting in an increase of 51.5 basis points to the premium. We also purchased an interest rate cap through March 2024 with a SOFR strike rate equal to 3.40%. The weighted average annual interest rate payable under the Floating Rate Loan was 6.17% for the year ended December 31, 2023, and was 6.10% for the period from our joint venture's formation date, February 25, 2022, to December 31, 2022.

Also on February 25, 2022, certain of our subsidiaries entered into a loan agreement with a group of institutional lenders, or the Bridge Lenders, and a mezzanine loan agreement with an institutional lender, or the Bridge Mezz Lender, together pursuant to which we obtained the Bridge Loan. Also on February 25, 2022, we entered into a guaranty in favor of the Bridge Lenders and the Bridge Mezz Lender, pursuant to which we guaranteed certain limited recourse obligations of our subsidiaries with respect to the Bridge Loan. The Bridge Loan was scheduled to mature in February 2023 and required that interest only be paid at an annual rate of SOFR plus a premium of 1.75% under the loan agreement and a premium of 8.0% under the mezzanine loan agreement. We also purchased an interest rate cap with a SOFR strike rate equal to 2.70%. We repaid the Bridge Loan in full on September 22, 2022 with cash on hand and proceeds from our $1,235,000 floating rate loan, which is further described below. During the year ended December 31, 2022, we recorded a $21,370 loss on early extinguishment of debt to write off unamortized costs related to the Bridge Loan and related interest rate cap. The weighted average annual interest rate payable under the Bridge Loan was 4.24% for the period from February 25, 2022 to September 22, 2022.

Also on February 25, 2022, certain of our subsidiaries entered into a loan agreement with a group of institutional lenders, or the Fixed Rate Lenders, and mezzanine loan agreements with a separate group of institutional lenders, or the Fixed Mezz Lenders, pursuant to which we obtained the Fixed Rate Loan. Also on February 25, 2022, we entered into a guaranty in favor of the Fixed Rate Lenders and the Fixed Mezz Lenders, pursuant to which we guaranteed certain limited recourse obligations of our subsidiaries with respect to the Fixed Rate Loan. The interest only Fixed Rate Loan matures in March 2032 and requires that interest be paid at a weighted average annual fixed rate of 4.42%.

We used the aggregate net proceeds from the Merger Loans to partially fund the acquisition of MNR. Principal payments on the Floating Rate Loan and Fixed Rate Loan are not required prior to the end of their respective initial terms, subject to certain conditions set forth in the applicable loan agreement. Subject to the satisfaction of certain conditions, we have the option under the applicable loan agreement: (1) to prepay up to $280,000 of the Floating Rate Loan after March 2023, at par with no premium, and to prepay the balance of the Floating Rate Loan at any time, subject to a premium; and (2) to prepay the Fixed Rate Loan in full or part at any time, subject to a premium, and beginning in September 2031, without a premium.

(dollars in thousands, except per share data)

Note 5. Indebtedness (Continued)

On September 22, 2022, certain of our subsidiaries entered into a loan agreement with a group of institutional lenders, or the ILPT Floating Rate Lenders, and a mezzanine loan agreement with a separate group of institutional lenders, or the ILPT Floating Rate Mezz Lenders, pursuant to which we obtained the $1,235,000 loan, or the ILPT Floating Rate Loan, secured by 104 of our properties. The ILPT Floating Rate Loan is comprised of a $1,100,000 mortgage loan and a $135,000 mezzanine loan. Also, on September 22, 2022, we entered into a guaranty in favor of the ILPT Floating Rate Lenders and the ILPT Floating Rate Mezz Lenders, pursuant to which we guaranteed certain limited recourse obligations of our subsidiaries with respect to the ILPT Floating Rate Loan. The ILPT Floating Rate Loan matures on October 9, 2024, subject to three, one year extension options, and requires that interest only payments be made at an annual rate of SOFR, which is capped at an annual rate of 2.25% for the initial term of the ILPT Floating Rate Loan, plus a weighted average premium of 3.93%. Subject to the satisfaction of certain conditions, we have the option: (1) to prepay up to $247,000 of the ILPT Floating Rate Loan at par with no premium; and (2) to prepay the balance of the ILPT Floating Rate Loan in full or in part at any time, subject to a premium. Subject to the satisfaction of certain conditions, we have the option to prepay the ILPT Floating Rate Loan in full or in part at any time at par with no premium. The weighted average interest rate payable under the ILPT Floating Rate Loan was 6.18% for the year ended December 31, 2023 and the period from September 22, 2022 to December 31, 2022.

In May 2023, our consolidated joint venture obtained a $91,000 fixed rate, interest only mortgage loan secured by four properties owned by our consolidated joint venture. This mortgage loan matures in June 2030 and requires that interest be paid at an annual rate of 6.25%. A portion of the net proceeds from this mortgage loan was used to repay four outstanding mortgage loans of our consolidated joint venture with an aggregate outstanding principal balance of $35,910 and a weighted average interest rate of 3.70%. We recognized a loss on early extinguishment of debt of $359 for the year ended December 31, 2023 in conjunction with the repayment of these mortgage loans.

The agreements governing certain of our indebtedness contain customary covenants and provide for acceleration of payment of all amounts due thereunder upon the occurrence and continuation of certain events of default.

The required principal payments due during the next five years and thereafter under all our outstanding debt as of December 31, 2023 are as follows:

	Principal Payment
2024	$2,653,114
2025	18,794
2026	19,495
2027	20,229
2028	20,989
Thereafter	1,593,323
	$4,325,944

Note 6. Fair Value of Assets and Liabilities

Our financial instruments include cash and cash equivalents, restricted cash, mortgages and notes payable, accounts payable and interest rate caps. At December 31, 2023 and 2022, the fair value of our financial instruments approximated their carrying values in our consolidated financial statements, due to their short term nature or floating interest rates, except for our fixed rate mortgage notes payable. Our fixed

(dollars in thousands, except per share data)

Note 6. Fair Value of Assets and Liabilities (Continued)

rate mortgage notes payable had an aggregate carrying value of $1,682,501 and $1,646,736 as of December 31, 2023 and 2022, respectively, and a fair value of $1,553,863 and $1,487,147 as of December 31, 2023 and 2022, respectively. We estimate the fair value of our fixed rate mortgage notes payable using significant unobservable inputs (Level 3), including discounted cash flow analyses and prevailing market rates as of the measurement date.

The table below presents certain of our assets measured on a recurring and non-recurring basis at fair value at December 31, 2023 and 2022, categorized by the level of inputs as defined in the fair value hierarchy under GAAP, used in the valuation of each asset:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
At December 31, 2023				
Recurring:				
Investment in unconsolidated joint venture	$115,360	$—	$ —	$115,360
Interest rate caps[1]	$ 30,576	$—	$30,576	$ —
Non-recurring:				
Real estate properties[2]	$ 1,414	$—	$ —	$ 1,414
At December 31, 2022				
Recurring:				
Investment in unconsolidated joint venture	$124,358	$—	$ —	$124,358
Interest rate caps[1]	$ 73,133	$—	$73,133	$ —
Non-recurring:				
Real estate properties[2]	$555,123	$—	$ —	$555,123

(1) The fair values of our interest rate caps are based on market prices in secondary markets for similar derivative contracts.

(2) During the years ended December 31, 2023 and December 31, 2022, we reduced the carrying value of one property and 25 properties, respectively, to their fair values based on third party offers. See Note 2 for more information.

At December 31, 2023 and 2022, the fair value of our investment in the unconsolidated joint venture was determined by applying our ownership percentage to the net asset value of the entity. The net asset value of the unconsolidated joint venture is determined by using similar estimation techniques as those used for consolidated real estate properties, including discounting expected future cash flows of the underlying real estate investments based on prevailing market rents over a holding period and including an exit capitalization rate to determine the final year of cash flows. The discount rates, exit capitalization rates and holding periods used are Level 3 significant unobservable inputs and are shown in the table below:

(dollars in thousands, except per share data)

Note 6. Fair Value of Assets and Liabilities (Continued)

	Valuation Technique	Discount Rates	Exit Capitalization Rates	Holding Periods
At December 31, 2023				
Investment in unconsolidated joint venture	Discounted cash flow	5.75%−8.00%	5.25%−6.50%	9−12 years
At December 31, 2022				
Investment in unconsolidated joint venture	Discounted cash flow	5.25%−7.00%	4.75%−6.00%	10 years

The table below presents a summary of the changes in fair value for our investment in the unconsolidated joint venture:

	Year Ended December 31,	
	2023	2022
Beginning balance	$124,358	$143,022
Equity in earnings of unconsolidated joint venture	902	7,078
Distributions from unconsolidated joint venture	(9,900)	(25,742)
Ending balance	$115,360	$124,358

Note 7. Shareholders' Equity

Common Share Awards

We have common shares available for issuance under the terms of our 2018 Equity Compensation Plan, or the 2018 Plan. During the years ended December 31, 2023, 2022 and 2021, we awarded to our officers and other employees of The RMR Group LLC, or RMR, annual share awards of 188,350, 173,300 and 118,800 of our common shares, respectively, valued at $684, $1,184 and $3,086, in aggregate, respectively. In accordance with our Trustee compensation arrangements, we awarded each of our then Trustees 20,000 of our common shares with an aggregate value of $249, 3,500 of our common shares with an aggregate value of $369 and 3,500 of our common shares with an aggregate value of $538 during the years ended December 31, 2023, 2022 and 2021, respectively, as part of their annual compensation. The values of the share awards were based upon the closing price of our common shares trading on The Nasdaq Stock Market LLC, or Nasdaq, on the dates of awards. The common shares awarded to our Trustees vested immediately. The common shares awarded to our officers and certain other employees of RMR vest in five equal annual installments beginning on the date of award. We recognize share forfeitures as they occur and include the value of awarded shares in general and administrative expenses ratably over the vesting period.

(dollars in thousands, except per share data)

Note 7. Shareholders' Equity (Continued)

A summary of shares awarded, vested and forfeited under the terms of the 2018 Plan for the years ended December 31, 2023, 2022 and 2021 is as follows:

	Year Ended December 31,					
	2023		2022		2021	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at beginning of year	260,800	$15.07	192,380	$24.15	162,200	$22.37
Granted	328,350	2.84	197,800	7.85	139,800	25.93
Vested	(296,890)	8.02	(127,480)	17.44	(108,920)	23.78
Forfeited	(3,950)	11.40	(1,900)	24.55	(700)	22.24
Unvested at end of year	288,310	$ 8.50	260,800	$15.07	192,380	$24.15

The 288,310 unvested shares as of December 31, 2023 are scheduled to vest as follows: 100,280 shares in 2024, 84,660 shares in 2025, 66,000 shares in 2026 and 37,370 shares in 2027. As of December 31, 2023, the estimated future compensation expense for the unvested shares was approximately $2,111. The weighted average period over which the compensation expense will be recorded is approximately 23 months. During the years ended December 31, 2023, 2022 and 2021, we recorded $1,741, $2,221 and $2,328, respectively, of compensation expense related to the 2018 Plan.

At December 31, 2023, 3,156,613 common shares remain available for issuance under the 2018 Plan.

Common Share Purchases

During the years ended December 31, 2023, 2022 and 2021, we purchased an aggregate of 49,158, 32,347 and 35,596 of our common shares, respectively, valued at weighted average prices of $3.29, $7.50 and $25.91 per common share, respectively, from certain of our Trustees, our officers and certain other current and former officers and employees of RMR in satisfaction of tax withholding and payment obligations in connection with the vesting of awards of our common shares.

Distributions

During the years ended December 31, 2023, 2022 and 2021, we paid distributions on our common shares as follows:

			Characterization of Distribution		
Year	Annual Per Share Distribution	Total Distribution	Return of Capital	Ordinary Income	Capital Gain
2023	$0.04	$ 2,627	100.0%	—%	—%
2022	$0.68	$44,477	89.7%	9.6%	0.7%
2021	$1.32	$86,236	—%	93.2%	6.8%

On January 11, 2024, we declared a regular quarterly distribution to common shareholders of record on January 22, 2024 of $0.01 per common share, or approximately $658. We expect to pay this distribution to our shareholders on or about February 15, 2024 using cash on hand.

(dollars in thousands, except per share data)

Note 8. Per Common Share Amounts

We calculate basic earnings per common share by dividing net (loss) income attributable to common shareholders by the weighted average number of our common shares outstanding during the period. We calculate diluted earnings per share using the more dilutive of the two class method or the treasury stock method. Unvested common share awards, and the related impact on earnings, are considered when calculating diluted earnings per share. The calculation of basic and diluted earnings per share is as follows:

	Year Ended December 31,		
	2023	2022	2021
Numerators:			
Net (loss) income attributable to common shareholders	$(107,989)	$(226,723)	$119,682
Income attributable to participating unvested share awards	(10)	(131)	(307)
Net (loss) income attributable to common shareholders used in calculating earnings per share	$(107,999)	$(226,854)	$119,375
Denominators:			
Weighted average common shares for basic earnings per share	65,430	65,248	65,169
Effect of unvested share awards	—	—	42
Weighted average common shares for diluted earnings per share	65,430	65,248	65,211
Net (loss) income attributable to common shareholders per common share (basic and diluted)	$ (1.65)	$ (3.47)	$ 1.83

Note 9. Business and Property Management Agreements with RMR

We have no employees. The personnel and various services we require to operate our business are provided to us by RMR. We have two agreements with RMR to provide management services to us: (1) a business management agreement, which relates to our business generally; and (2) a property management agreement, which relates to our property level operations.

Management Agreements with RMR. Our management agreements with RMR provide for an annual base management fee, an annual incentive management fee and property management and construction supervision fees, payable in cash, among other terms:

- *Base Management Fee*. The annual base management fee payable to RMR by us for each applicable period is equal to the lesser of:
    - the sum of (i) 0.5% of the average aggregate historical cost of the real estate assets acquired from a REIT to which RMR provided business management or property management services, or the Transferred Assets, plus (ii) 0.7% of the average aggregate historical cost of our real estate investments excluding the Transferred Assets up to $250,000, plus (iii) 0.5% of the average aggregate historical cost of our real estate investments excluding the Transferred Assets exceeding $250,000; and
    - the sum of (i) 0.7% of the average closing price per share of our common shares on the stock exchange on which such shares are principally traded during such period, multiplied by the average number of our common shares outstanding during such period, plus the daily weighted average of the aggregate liquidation preference of each class of our preferred shares outstanding during such period, plus the daily weighted average of the aggregate principal amount of our consolidated indebtedness during such period, or, together, our Average Market Capitalization, up to $250,000, plus (ii) 0.5% of our Average Market Capitalization exceeding $250,000.

(dollars in thousands, except per share data)

Note 9. Business and Property Management Agreements with RMR (Continued)

The average aggregate historical cost of our real estate investments includes our consolidated assets invested, directly or indirectly, in equity interests in or loans secured by real estate and personal property owned in connection with such real estate (including acquisition related costs and costs which may be allocated to intangibles or are unallocated), all before reserves for depreciation, amortization, impairment charges or bad debts or other similar non-cash reserves.

- *Incentive Management Fee*. The incentive management fee which may be earned by RMR for an annual period is calculated as follows:
  - An amount, subject to a cap, based on the value of our common shares outstanding, equal to 12.0% of the product of:
    - our equity market capitalization on the last trading day of the year immediately prior to the relevant three year measurement period, and
    - the amount (expressed as a percentage) by which the total return per share, as defined in the business management agreement and further described below, of our common shareholders (i.e., share price appreciation plus dividends) exceeds the total shareholder return of the applicable market index, or the benchmark return per share, for the relevant measurement period. The MSCI U.S. REIT/Industrial REIT Index is the benchmark index for periods on and after August 1, 2021, and the SNL U.S. REIT Industrial Index is the benchmark index for periods prior to August 1, 2021.

  For purposes of the total return per share of our common shareholders, share price appreciation for a measurement period is determined by subtracting (i) the closing price of our common shares on Nasdaq on the last trading day of the year immediately before the first year of the applicable measurement period, or the initial share price, from (ii) the average closing price of our common shares on the 10 consecutive trading days having the highest average closing prices during the final 30 trading days in the last year of the measurement period.

  - The calculation of the incentive management fee (including the determinations of our equity market capitalization, initial share price and the total return per share of our common shareholders) is subject to adjustments if we issue or repurchase our common shares, or our common shares are forfeited, during the measurement period.
  - No incentive management fee is payable by us unless our total return per share during the measurement period is positive.
  - The measurement periods are three year periods ending with the year for which the incentive management fee is being calculated.
  - If our total return per share exceeds 12.0% per year in any measurement period, the benchmark return per share is adjusted to be the lesser of the total shareholder return of the applicable market index for such measurement period and 12.0% per year, or the adjusted benchmark return per share. In instances where the adjusted benchmark return per share applies, the incentive management fee will be reduced if our total return per share is between 200 basis points and 500 basis points below the applicable market index in any year, by a low return factor, as defined in the business management agreement, and there will be no incentive management fee paid if, in these instances, our total return per share is more than 500 basis points below the applicable market index in any year, determined on a cumulative basis (i.e., between 200 basis points and 500 basis points per year multiplied by the number of years in the measurement period and below the applicable market index).

(dollars in thousands, except per share data)

Note 9. Business and Property Management Agreements with RMR (Continued)

- The incentive management fee is subject to a cap. The cap is equal to the value of the number of our common shares which would, after issuance, represent 1.5% of the number of our common shares then outstanding multiplied by the average closing price of our common shares during the 10 consecutive trading days having the highest average closing prices during the final 30 trading days of the relevant measurement period.
- Incentive management fees we paid to RMR for any period may be subject to "clawback" if our financial statements for that period are restated due to material non-compliance with any financial reporting requirements under the securities laws as a result of the bad faith, fraud, willful misconduct or gross negligence of RMR and the amount of the incentive management fee we paid was greater than the amount we would have paid based on the restated financial statements.

Pursuant to our business management agreement with RMR, we recognized business management fees of $23,154, $23,701 and $10,562 for the years ended December 31, 2023, 2022 and 2021, respectively. The business management fees we recognized are included in general and administrative expenses in our consolidated statements of comprehensive income (loss) for the years ended December 31, 2023, 2022 and 2021. We did not incur any incentive management fee pursuant to our business management agreement for the years ended December 31, 2023, 2022 and 2021.

- *Property Management and Construction Supervision Fees*. The property management fees payable to RMR by us for each applicable period are equal to 3.0% of gross collected rents and the construction supervision fees payable to RMR by us for each applicable period are equal to 5.0% of construction costs. Pursuant to our property management agreement with RMR, we recognized aggregate property management and construction supervision fees of $13,449, $11,916 and $6,606 for the years ended December 31, 2023, 2022 and 2021, respectively. For the years ended December 31, 2023, 2022 and 2021, $12,800, $11,058 and $6,395, respectively, of the total property management and construction supervision fees were included in other operating expenses in our consolidated statements of comprehensive income (loss) and $649, $858 and $211, respectively, were capitalized as building improvements in our consolidated balance sheets. The amounts capitalized are being depreciated over the estimated useful lives of the related capital assets.
- *Expense Reimbursement*. We are generally responsible for all of our operating expenses, including certain expenses incurred or arranged by RMR on our behalf. We are generally not responsible for payment of RMR's employment, office or administrative expenses incurred to provide management services to us, except for the employment and related expenses of RMR's employees assigned to work exclusively or partly at our properties, our share of the wages, benefits and other related costs of RMR's centralized accounting personnel, our share of RMR's costs for providing our internal audit function and as otherwise agreed. Our property level operating expenses are generally incorporated into rents charged to our tenants, including certain payroll and related costs incurred by RMR. We reimbursed RMR amounts totaling $8,378, $6,785 and $4,786 for these expenses and costs for the years ended December 31, 2023, 2022 and 2021, respectively. These amounts are included in other operating expenses and general and administrative expenses, as applicable, for these periods.
- *Term*. Our management agreements with RMR have terms that end on December 31, 2043, and automatically extend on December 31st of each year for an additional year, so that the terms of our management agreements thereafter end on the 20th anniversary of the date of the extension.
- *Termination Rights*. We have the right to terminate one or both of our management agreements with RMR: (i) at any time on 60 days' written notice for convenience; (ii) immediately on written notice for cause, as defined therein; (iii) on written notice given within 60 days after the end of an applicable calendar year for a performance reason, as defined therein; and (iv) by written notice during the

(dollars in thousands, except per share data)

Note 9. Business and Property Management Agreements with RMR (Continued)

12 months following a change of control of RMR, as defined therein. RMR has the right to terminate the management agreements for good reason, as defined therein.

- *Termination Fee*. If we terminate one or both of our management agreements with RMR for convenience, or if RMR terminates one or both of our management agreements for good reason, we have agreed to pay RMR a termination fee in an amount equal to the sum of the present values of the monthly future fees, as defined therein, for the terminated management agreement(s) for the term that was remaining prior to such termination, which, depending on the time of termination would be between 19 and 20 years. If we terminate one or both of our management agreements with RMR for a performance reason, we have agreed to pay RMR the termination fee calculated as described above, but assuming a 10 year term was remaining prior to the termination. We are not required to pay any termination fee if we terminate our management agreements with RMR for cause or as a result of a change of control of RMR.
- *Transition Services*. RMR has agreed to provide certain transition services to us for 120 days following an applicable termination by us or notice of termination by RMR, including cooperating with us and using commercially reasonable efforts to facilitate the orderly transfer of the management and real estate investment services provided under our business management agreement and to facilitate the orderly transfer of the management of the managed properties under our property management agreement, as applicable.
- *Vendors*. Pursuant to our management agreements with RMR, RMR may from time to time negotiate on our behalf with certain third party vendors and suppliers for the procurement of goods and services to us. As part of this arrangement, we may enter agreements with RMR and other companies to which RMR or its subsidiaries provide management services for the purpose of obtaining more favorable terms from such vendors and suppliers.
- *Investment Opportunities*. Under our business management agreement with RMR, we acknowledge that RMR may engage in other activities or businesses and act as the manager to any other person or entity (including other REITs) even though such person or entity has investment policies and objectives similar to ours and we are not entitled to preferential treatment in receiving information, recommendations and other services from RMR.

Management Agreements Between Our Joint Ventures and RMR. We have two separate joint venture arrangements. One of these joint ventures, the unconsolidated joint venture, is with two, third party institutional investors. This joint venture owns 18 properties, and we own a 22% equity interest in this joint venture. The other joint venture, our consolidated joint venture, which we entered into in connection with the Merger, is with one, third party institutional investor. This joint venture owns 94 properties. We own a 61% equity interest in this joint venture, and the other joint venture investor acquired a 39% equity interest in the joint venture from us for $589,411, as of the completion of the transaction, in connection with our consolidated joint venture's formation in February 2022. See Note 3 for further information about our joint ventures.

RMR provides management services to both of these joint ventures. We are not obligated to pay management fees to RMR under our management agreements with RMR for the services it provides to the unconsolidated joint venture. We are obligated to pay management fees to RMR under our management agreements with RMR for the services it provides to our consolidated joint venture; however, our consolidated joint venture pays management fees directly to RMR, and any such fees paid by our consolidated joint venture are credited against the fees payable by us to RMR. See Note 3 for further information about our joint ventures.

See Note 10 for further information regarding our relationships, agreements and transactions with RMR.

(dollars in thousands, except per share data)

Note 10. Related Person Transactions

We have relationships and historical and continuing transactions with RMR, The RMR Group Inc., or RMR Inc., and others related to them, including other companies to which RMR or its subsidiaries provide management services and some of which have trustees, directors or officers who are also our Trustees or officers. RMR is a majority owned subsidiary of RMR Inc. The Chair of our Board of Trustees and one of our Managing Trustees, Adam D. Portnoy, is the sole trustee, an officer and the controlling shareholder of ABP Trust, which is the controlling shareholder of RMR Inc., the chair of the board of directors, a managing director and the president and chief executive officer of RMR Inc. and an officer and employee of RMR. Matthew P. Jordan, our other Managing Trustee, is an executive vice president and the chief financial officer and treasurer of RMR Inc., an officer and employee of RMR and an officer of ABP Trust. John G. Murray, one of our Managing Trustees until June 1, 2022 and our President and Chief Executive Officer until March 31, 2022, also serves as an officer and employee of RMR, and each of our current officers is also an officer and employee of RMR. Some of our Independent Trustees also serve as independent trustees of other public companies to which RMR or its subsidiaries provide management services. Adam D. Portnoy serves as chair of the boards and as a managing trustee of these public companies. Other officers of RMR, including Messrs. Jordan and Murray and certain of our officers, serve as managing trustees or officers of certain of these companies.

Our Manager, RMR. We have two agreements with RMR to provide management services to us. See Note 9 for further information regarding our management agreements with RMR.

Joint Ventures. We have two separate joint venture arrangements. See Note 3 for further information regarding our joint ventures, including properties we have sold to, and equity interests we have sold in, these joint ventures.

As of December 31, 2023 and 2022, we owed $680 and $616, respectively, to the unconsolidated joint venture for rents that we collected on behalf of that joint venture. These amounts are presented as due to related persons in our consolidated balance sheets.

RMR provides management services to each of our joint ventures. See Note 9 for further information regarding RMR's management agreements with our joint ventures.

Share Awards to RMR Employees. As described in Note 7, we award shares to our officers and other employees of RMR annually. Generally, one fifth of these awards vest on the grant date and one fifth vests on each of the next four anniversaries of the grant dates. In certain instances, we may accelerate the vesting of an award, such as in connection with the award holder's retirement as an officer of us or an officer or employee of RMR. These awards to RMR employees are in addition to the share awards to our Managing Trustees, as Trustee compensation, and the fees we paid to RMR. See Note 7 for information regarding our share awards and activity as well as certain share repurchases we made in connection with share award recipients satisfying tax withholding obligations on the vesting of share awards.

TravelCenters of America Inc. In May 2021, we acquired a property located in the Mesquite, TX market from TravelCenters of America Inc., or TA, for a purchase price of $2,319, including acquisition related costs of $119. Until TA was acquired in May 2023 by BP Products North America Inc., RMR provided management services to TA and Mr. Portnoy served as the chair of the board of directors and as a managing director of TA. See Note 3 for further information regarding our acquisition and disposition of the property in Mesquite, TX.

Note 11. Derivatives and Hedging Activities

Risk Management Objective of Using Derivatives

We are exposed to certain risks relating to our ongoing business operations, including the impact of changes in interest rates. The only risk currently managed by us using derivative instruments is our interest

(dollars in thousands, except per share data)

Note 11. Derivatives and Hedging Activities (Continued)

rate risk. We have an interest rate cap agreement to manage our interest rate risk exposure on each of the ILPT Floating Rate Loan and the Floating Rate Loan, both with interest payable at a rate equal to SOFR plus a premium. The use of derivative financial instruments carries certain risks, including the risk that the counterparties to these contractual arrangements are not able to perform under the agreements. To mitigate this risk, we only enter into derivative financial instruments with counterparties with high credit ratings and with major financial institutions with which we or our related parties may also have other financial relationships. We do not anticipate that any of the counterparties will fail to meet their obligations.

Cash Flow Hedges of Interest Rate Risk

We record all derivatives in our consolidated balance sheets at fair value. The following table summarizes the terms of our outstanding interest rate cap agreements designated as cash flow hedges of interest rate risk at December 31, 2023 and 2022:

Derivative	Balance Sheet Line Item	Underlying Instrument	Strike Rate	Notional Amount	Fair Value at December 31, 2023	Fair Value at December 31, 2022
Interest rate cap . . .	Other assets	Floating Rate Loan	3.40%	$1,400,000	$ 5,516	$23,337
Interest rate cap . . .	Other assets	ILPT Floating Rate Loan	2.25%	$1,235,000	25,060	49,796
					$30,576	$73,133

Interest rate caps designated as cash flow hedges involve the receipt of variable amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium. For derivatives designated and qualifying as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in cumulative other comprehensive income and subsequently reclassified into interest expense in the same period during which the hedged transaction affects earnings. Gains and losses on the derivative representing hedge components excluded from the assessment of effectiveness are recognized over the life of the hedge on a systematic and rational basis, as documented at hedge inception in accordance with our accounting policy election. The earnings recognition of excluded components is presented in interest expense. Amounts reported in cumulative other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on our applicable debt.

In September 2022, in conjunction with the repayment of the Bridge Loan, we sold two interest rate cap instruments with an aggregate notional amount of $1,385,158, a strike rate equal to 2.70% and an original expiration date of March 15, 2023 for $7,740. As the underlying debt instrument that these interest rate caps were intended to hedge was repaid in its entirety and the related interest expense was no longer probable to occur, these interest rate caps were no longer designated as cash flow hedges and the remaining deferred gain was reclassified from cumulative other comprehensive income to loss on early extinguishment of debt.

(dollars in thousands, except per share data)

Note 11. Derivatives and Hedging Activities (Continued)

The following table summarizes the activity related to our cash flow hedges within cumulative other comprehensive income for the periods shown:

	Year Ended December 31,	
	2023	2022
Amount of gain recognized in cumulative other comprehensive income	$ 15,640	$34,825
Amount reclassified from cumulative other comprehensive income into interest expense	(33,639)	2,330
Amount reclassified from cumulative other comprehensive income to loss on early extinguishment of debt	—	(6,961)
Unrealized (loss) gain on derivative instrument recognized in cumulative other comprehensive loss	$(17,999)	$30,194

(This page has been left blank intentionally.)

ILPT Performance Chart

The graph below shows the cumulative total shareholder return on our common shares (assuming a $100 investment on December 31, 2019) as compared with (a) the MSCI U.S. REIT/Industrial REIT Index, (b) the MSCI U.S. REIT Index, and (c) the Standard & Poor's 500 Index, or the S&P 500. The graph assumes reinvestment of all cash distributions.

Note: FactSet is the data source.



CORPORATE INFORMATION

EXECUTIVE OFFICES
Industrial Logistics Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634
(617) 219-1460
www.ilptreit.com

OFFICERS
Yael Duffy
    President and Chief Operating Officer
Tiffany R. Sy
    Chief Financial Officer and Treasurer
Jennifer B. Clark
    Secretary

BOARD OF TRUSTEES
Bruce M. Gans, M.D.*+
    Lead Independent Trustee;
    Chief Policy Officer of The American Medical
        Rehabilitation Providers Association;
    Professor at Rutgers University
Lisa Harris Jones*%
    Independent Trustee;
    Founding Member of Harris Jones &
        Malone, LLC
Joseph L. Morea*
    Independent Trustee;
    Private Investor
Kevin C. Phelan+%
    Independent Trustee;
    Co-Chairman of Colliers International
        Group, Inc.
June S. Youngs*+
    Independent Trustee;
    Private Investor
Matthew P. Jordan
    Managing Trustee;
    Executive Vice President, Chief Financial
    Officer and Treasurer of The RMR Group LLC
Adam D. Portnoy
    Chair of the Board and Managing Trustee;
    President and Chief Executive Officer of
        The RMR Group LLC

INVESTOR RELATIONS
Kevin J. Brady
    Director, Investor Relations

MANAGER
The RMR Group LLC
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

**INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**
Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

COUNSEL
Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109

**STOCK TRANSFER AGENT AND
REGISTRAR**
Equiniti Trust Company
EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, Minnesota 55120-4100
(855) 235-0844
www.shareowneronline.com

ANNUAL MEETING
Our annual meeting of shareholders will be held
virtually on Thursday, May 30, 2024 at 1:30 p.m.

AVAILABLE INFORMATION
**A copy of our 2023 Annual Report on
Form 10-K, including the financial statements
and schedule (excluding exhibits), as filed
with the Securities and Exchange Commission,
can be obtained without charge through our
website at www.ilptreit.com.**

*   *Members of the Audit Committee.*
+   *Members of the Compensation Committee.*
%   *Members of the Nominating and Governance Committee.*



INDUSTRIAL LOGISTICS
PROPERTIES TRUST

Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634
(617) 219-1460
www.ilptreit.com